82- SUBMISSIONS FACING SHEET

MICROFICHE

REGISTRANT'S NAME **OJSC Mining and Metallurgical Company Norilsk Nickel**

***CURRENT ADDRESS** **Voznesensky Pereulok. 22 "Usadba Center"**
Moscow, 125993,
Russia

****~~FORMER~~ New NAME** OJSC MMC Norilsk Nickel

****NEW ADDRESS**

FILE NO. ~~82-5167~~ 82-4670 **FISCAL YEAR 2002** 12-31-02

* Complete for initial submissions only ** Please note name and address changes

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OICF / BY: S. Min
DATE: 12/12/05

82-5167

12-31-02
AR/S



ANNUAL REPORT 2002

NORILSK NICKEL

Contents

Mission and Strategy

Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel ("MMC Norilsk Nickel" or the "Company") and its subsidiaries (the "Norilsk Nickel Group" or the "Group") are the leading producers in Russia and among the leading producers in the world of base and platinum group metals (PGMs). The Norilsk Nickel Group's joint products are nickel, copper, palladium, platinum and gold. The Group's by-products are, amongst others cobalt, rhodium, silver, iridium and ruthenium. The Group is the world's largest producer of nickel and palladium and one of the largest producers of platinum.

Mission — What is the key objective of the Norilsk Nickel Group?

- To increase long-term shareholder value

Strategy — How can this objective be achieved?

- Sustainable and effective development of existing production base,
- Reduction of costs and expenditures in main production areas,
- Development of independent energy supplies,
- Focus on efficient distribution, promotion and marketing of joint products,
- Improvement of financial management and introduction of state-of-the-art information technologies that facilitate higher efficiency of business operations and executive decision-making,
- Adherence to world-class corporate governance and investor relations practices,
- Identification of strategic opportunities in base, precious and other metals where the Norilsk Nickel Group has a strategic interest or a competitive advantage, and
- Divestment of non-core assets.

Operating Highlights

	2002	2001
Production volume		
Nickel from own ores ('000 tons)	218	223
Copper from own ores ('000 tons)	450	471
Gold ('000 ounces)	932(1)	132
Platinum-group metals (compared with previous year, %)	101%	100%
Sales volume		
Nickel ('000 tons)	241	240
Copper ('000 tons)	442	449
Gold ('000 ounces)	1,326(1)	82
Palladium (compared with previous year, %)	37%	63%
Platinum (compared with previous year, %)	74%	139%

Note:

(1) Assuming full year of production and sales for Polyus, which the Group acquired in November 2002. The gold output and sales of Polyus amounted to 807 thousand ounces in 2002. The financial statements of the Group consolidate 128 thousand ounces, which was the output for the period from date of acquisition to 31 December 2002.

Consolidated IAS Financial Highlights[1]

(in millions of US Dollars or as noted)

	2002	2001
Gross metal sales revenue	3,094	4,382
Gross profit from metal sales	1,343	1,982
Profit attributable to ordinary shareholders	584	1,235
Headline earnings(2)	315	411
Property, plant and equipment	6,350	6,050
Total assets	9,743	10,859
Total debt	822	2,079
Share capital and reserves	7,305	6,860
Total liabilities	2,438	3,999
Capital investments	351	510
Total number of issued shares, in millions	213.9(3)	213.9(4)
Fully diluted headline earnings per share, US cents	149.5	195.1
Declared dividend per share, US cents	68(5)	74

Notes:

(1) The consolidated financial statements of MMC Norilsk Nickel were prepared in accordance with International Accounting Standards (IAS). The 2002 financial statements were audited and the 2001 results were reviewed by Deloitte & Touche.

(2) Excluding gains on embedded derivative of USD 269 and USD 824 million in 2002 and 2001, respectively.

(3) Including 3.3 million of treasury shares.

(4) Excluding 38.8 million shares that were repurchased and cancelled in accordance with a resolution of the Extraordinary Meeting of Shareholders dated 29 March, 2002, and including 5.8 million of treasury shares.

(5) On 4 June 2003, the Board of Directors proposed to the Annual Meeting of Shareholders a dividend of 21.7 roubles (USD 0.68) per share.

IAS revenue distribution by metal in 2002


Gold 4%
Palladium 6%
Platinum 13%
Nickel 54%
Copper 23%

IAS revenue distribution by geographical market in 2002


Other 1%
North America 9%
Asia 8%
Russia 10%
Europe 72%

Volume of ore mined in Taimyr and Kola Peninsulas

('000 tons)


22000
18000
14000
10000
19,213
20,223
19,999
2000
2001
2002

Average nickel content in ore mined in Taimyr and Kola Peninsulas

(%)


2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
1.38%
1.40%
2001
2002

Average copper content in ore mined in Taimyr and Kola Peninsulas

(%)


2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2.09%
2.14%
2001
2002

Volume of nickel production
('000 tons)


260
220
180
140
100
217
223
218
2000
2001
2002

Volume of copper production
('000 tons)


550
480
410
340
270
200
413
471
450
2000
2001
2002

Volume of PGMs production
(as % of the previous year)


150
120
90
60
30
0
110%
100%
101%
2000
2001
2002

Volume of gold production[1]
('000 ounces)


1200
1000
800
600
400
200
0
129
132
932
2000
2001
2002

Note:

[1] Including 807 thousand ounces of gold produced by Polyus in 2002. The Group acquired Polyus in November 2002. The financial statements of the Group consolidate 128 thousand ounces, which was the output for the period from date of acquisition to 31 December 2002.

Letter from the General Director — Chairman of the Management Board



Dear Shareholders,

For the Norilsk Nickel Group, 2002 was a year of hard work and important accomplishments, laying a solid foundation for carrying out the plans and achieving the targets formulated by the Group's Management last year. In line with our mission to create long-term shareholder value, these plans were to:

- prepare the Production Plan to 2015,
- improve our operating performance,
- implement our new distribution policy,
- improve our corporate governance and disclosure,
- mitigate the environmental impact of our operations, and
- review and pursue strategic opportunities in Russia and abroad.

This annual report is an example of our progress and marks an important step in the life of the Group. For the first time the annual report includes audited consolidated financial statements that have been prepared in compliance with the International Accounting Standards (IAS) and audited in accordance with International Standards on Auditing.

Results for the year — Operating and financial review

Several factors influenced world prices for the Group's products last year:

- slowdown in major economic centers,
- significant development of the role of China in the global industry,
- weak demand for palladium, and
- political instability generated by expectations of war in Iraq.

As a result of a combination of these factors, the palladium market in 2002 suffered from historical lows in demand and price. However, this was offset by strong nickel and platinum prices and a growing gold price, once again confirming the stability that the exceptional diversity of our ores provides to our financial and operating performance.

In 2002, our nickel production decreased by 2.2% to 218 thousand tons and copper production by 4.5% to 450 thousand tons. Production of palladium and platinum remained at around 2001 levels. Our gold production in 2002 rose to 932 thousand ounces (assuming consolidation of a full year of production at Polyus of 807 thousand ounces) from 132 thousand ounces in 2001.

In 2002, the Group posted a net profit of USD 584 million on metal sales revenues of USD 3,094 million. Excluding a non-cash gain arising from the fair valuation of a financial instrument, the Group's 2002 headline earnings were USD 315 million compared to USD 411 million in 2001. This represented a slight increase in the headline earnings margin for the year, an accomplishment of which we are proud given the significant decline in revenues from palladium sales.

Gross metal sales revenues in 2002 decreased from USD 4,382 to USD 3,094, mainly due to an 86% drop in palladium sales (63% drop in terms of physical volumes) and the effect of the accounting treatment for hyperinflation. The drop in palladium sales arose from a combination of lower market prices and the short-term negative effect on sales volumes resulting from the Group's long-term palladium policy to enter into long-term contracts with end-users.

In 2002, the Group increased nickel sales revenue by 1% to USD 1,689 million, with 95% of sales outside Russia. Nickel sales in physical terms amounted to 241 thousand tons. Revenue from sales of copper reduced by 14% to USD 718 million, with 80% of sales outside Russia. Copper sales volume amounted to 442 thousand tons in 2002. Palladium sales decreased by 86% in USD terms to USD 187 million and by 63% in physical volume. Platinum sales revenue reduced by 29% to USD 387 million.

Revenue from gold sales increased by 319% to USD 113 million due to the Group's decision to stockpile gold in 2001 in anticipation of the elimination of Russian export duties on gold on 1 January 2002 and its acquisition of Polyus, Russia's largest gold producer in November 2002.

Cost of metal sales in 2002 decreased by 27% to USD 1,751 million. The main reasons for this change were lower physical volumes of palladium and platinum sales, lower purchases from third parties, the reduction in the tax on mining, and the Group's continued efforts to cut costs across our operations.

In 2002, the Group also managed important reductions in selling, general and administrative expenses and other expenses. Among these, the Group benefited from lower export customs duties, tax penalties and social costs (expenses on the maintenance of social sphere facilities and donations made).

Consequently despite the drop in gross metal sales revenues, the Group increased it headline earnings from 9% to 10% of gross metal sales revenues.

Shaping the future

In December 2002, the Group's management approved the Production Plan to 2015 for our operations in the Taimyr and Kola Peninsulas. The Plan was published in early 2003 after its approval by the Board of Directors. The Plan is based on the following four key principles:

- adjusting metal production volumes in line with expected market demand,
- increasing efficiency of production,
- identifying solutions to mitigate environmental impact of the Group's operations, and
- ensuring sustainability and cost-efficiency of the Group's operations.

In 2002, we continued to invest in our operations in the Taimyr and Kola Peninsulas. Capital investments totaled USD 351 million, of which around USD 117 million were spent on mining, USD 20 million on enrichment, USD 45 million in metallurgy and USD 28 million in energy.

New focus on distribution

In 2002, we made significant strides in our new distribution policy to target sales directly to end consumers and major regional distributors. In 2002, nickel sales to end consumers increased from 48% to 77% of total nickel sales, with only a minor increase in copper sales to 73% from 70% in 2001. The share of long-term contracts in 2002 accounted for 86% of nickel sales and 80% for copper sales.

In May 2002, Norimet, our London-based subsidiary, and Almazyuvelirexport, the government entity responsible for the export of precious metals, signed an agreement, allowing Norimet to sell palladium, platinum and other PGMs directly to customers outside of Russia. This agreement was a dramatic development for both the Group and the palladium and platinum industry globally. We are confident that this agreement will allow us to solidify our relations with major end-users of palladium and platinum and revitalize our sales of these metals starting as early as 2003. To date, we have already seen evidence of this in the number of new contracts we have signed with end-users of palladium.

Another major step in this direction was the signing of definitive agreements with Stillwater Mining Company ("Stillwater"), based in the United States, whereby the Group will acquire a 51% interest in Stillwater for USD 100 million and 877 thousand ounces of palladium. The transaction provides us with excellent mining and metallurgical assets at an attractive price and a platform from which to increase significantly our palladium sales in North America.

Furthermore, Stillwater and the Group have agreed to negotiate in good faith within six months of completion of the transaction, an agreement under which Stillwater will purchase from the Group at least one million ounces of palladium per year for further resale under long-term contracts to end-users in North America.

We consider the above agreements as important steps in enhancing our future profitability and that the Stillwater transaction is in the best interests of our shareholders and customers. This transaction is our first investment in North America and we are committed to making it a success.

Diversification — expansion into gold

The 2002 financial year saw our expansion into gold production. Through the acquisition of Polyus, we have become Russia's largest gold producer. The acquisition, at the attractive price of USD 226 million, was immediately accretive to earnings and provides us with a strong management team and platform from which to further expand our gold production.

Focus on core activities

As part of our strategy to focus on core activities we disposed of certain non-core assets in 2002, including our shares in Novolipetsk Metal Works, Cherepovets Steel-Rolling Plant and the Nakety laterite nickel project in New Caledonia. We have also made progress in our policy to dispose of non-core activities in the Taimyr and Kola Peninsulas.

Securing energy supplies and transportation links

Working in the remote conditions of the Taimyr Peninsula above the Arctic circle, we are committed to ensure our own stable and reliable energy supplies and secure transportation links. Consequently, during 2002 we increased our shareholdings in the Yenisey River Shipping Company and Krasnoyarskenergo and continued to develop the Pelyatka gas-condensate field. In February 2003 the first four wells of the Pelyatka field became operational.

Investing in environment protection

We are committed to mitigating the environmental impact of our operations. In 2002, we reduced total sulfur dioxide emissions in the Taimyr Peninsula and Kola Peninsula by 4.2% and 12.6%, respectively. Our Production Plan to 2015 outlines the environmental investments required to further reduce these emissions. We began a number of these investments in 2002, including the reconstruction of the Pechenganickel Combine in the Kola Peninsula.

Investing in human resources

In 2002, we continued to invest in human resources and adhere to our policy of social responsibility. In addition to our existing personnel training programs, we launched a number of social programs for our employees. In 2002, an additional 486 employees participated in the Six Pensions Plan and 757 employees received life-long professional pensions. In December 2002, the Polar Division of MMC Norilsk Nickel launched the "Joint Corporate Pension" program to provide pension funds for retired employees relocating to the "Mainland".

On behalf of the Management Board, I would like to thank all our employees for their conscientious efforts and our shareholders for their continued support. I strongly believe that the commitment of our employees combined with the support from our shareholders will provide a solid foundation for the Norilsk Nickel Group to further strengthen our position as a global leader in the mining industry.

Sincerely,

Michael D. Prokhorov
General Director and Chairman of the Management Board

4 June 2003

Letter from the Chairman of the Board of Directors



Dear Shareholders,

The year 2002 was remarkable for the extent of achievement and progress at the Norilsk Nickel Group. We strengthened our management structure, completed our restructuring, continued to optimize our existing operations, undertook strategic acquisitions, adhered to high standards of corporate governance and delivered solid financial returns despite difficult market conditions in palladium, one of our core metals.

Strengthening our management structure

In 2002, we strengthened our management team by adding two new members to our Management Board and by restructuring the management of the Polar Division of MMC Norilsk Nickel.

The new Management Board members are Jokves Rozenberg, who also became the Chairman of the Scientific and Technological Council of MMC Norilsk Nickel, and Igor Komarov, who was appointed as Chief Financial Officer. Prior to their appointments, Mr. Rozenberg was Deputy General Director of MMC Norilsk Nickel, and Mr. Komarov was Deputy Chairman of the Board of OAO AKB "Savings Bank of the Russian Federation" (Sberbank)[1].

In July 2002, we announced a change to the management structure of the Polar Division of MMC Norilsk Nickel. A new management board was created with Vitaly Bobrov as its head.

Completion of corporate restructuring

In 2002, we completed our corporate restructuring, the purpose of which was to make MMC Norilsk Nickel, the company which owns the operating

[1] Additional information on the members of the Management Board is provided in the section "Management Board of MMC Norilsk Nickel" (see page 76).

assets on the Taimyr Peninsula, the Group's capitalization center. Among other benefits, the new corporate structure has enabled the Group to pay dividends to our shareholders without double taxation.

Optimization of existing operations

Our Management Board and Board of Directors approved the Production Plan to 2015 which describes the mining plan and investments in mining, enrichment and metallurgical facilities that the Group will undertake at our operations in the Taimyr and Kola Peninulas over the next twelve years[2]. The Plan demonstrates our commitment to improve efficiency at these operations and to mitigate the environmental impact of our operations. Over the course of the next three years, we have allocated considerable sums to fund research into the best solution for reducing sulfur dioxide emissions into the atmosphere. We are confident that we will be able to do so.

The expected annual investment required for the implementation of the Production Plan is estimated to be in the range of USD 300 to 450 million (including USD 300 to 400 million through 2005). These investments are intended to create long-term value for our shareholders, by providing a projected return on investment (ROI) and a projected internal rate of return (IRR) materially higher than 20% and an investment payback period of less than four to five years.

Strategic acquisitions

We are immensely proud of the four to strategic acquisitions that we undertook in 2002. These clearly demonstrate how quickly the Group has matured over the last few years.

As part of our strategy to diversify our revenue and earnings base through investing in strategic mining projects, we acquired the largest gold producer in Russia, Polyus, in November 2002 for USD 226 million (reflected as USD 233 million in the Group's financial statements due to hyperinflation accounting). We are looking forward to using this platform to participate in the consolidation of the highly attractive Russian gold mining industry.

In November 2002, as part of our effort to establish long-term relationships with users of palladium and platinum, we entered into definitive agreements to acquire 51% of the Stillwater Mining Company, in the form of newly issued shares for USD 100 million and 877 thousand ounces of palladium. We are very excited about this transaction as it is a key part of our strategy to revitalize our palladium sales. In addition, we are confident that we acquired a world-class mining asset at an attractive price.

Enhancing corporate governance

The Group is committed to adhering to world-class standards of disclosure and corporate governance. We continued to make progress in both areas during the year.

In 2002, we received the approval of the Russian Government to disclose information on our nickel and cobalt production and sales and reserves at certain ore bodies. Since the third quarter of 2002, we have regularly published our base metals figures. In 2003, Micon International Limited, an internationally recognized firm in this field, will audit the base metal reserves of the two Group's largest ore bodies in the Taimyr Peninsula: Talnakh and Oktyabrsky deposits.

In 2002, we made amendments to MMC Norilsk Nickel's charter and by-laws to embrace the standards and recommendations of the Corporate Governance Code issued by the Russian Federal Commission for the Securities Market. As part of our commitment to improve corporate governance practices, independent directors were elected to the Company's Board of Directors.

Delivering solid financial returns

Despite a significant drop in gross metal sales revenues from in 2002, we delivered a higher headline earnings margin, generated strong cash flows from operating activities, improved the structure of our current assets and liabilities, significantly reduced our borrowings, made investments in our existing operations, and made several strategic acquisitions.

[2] For a more detailed discussion of the Production Plan to 2015, please go to page 24.

In fact, for the first time in recent years, the Group generated strong positive cash flows before financing activities. All this in a year that saw revenues from the sale of palladium drop by 86%.

In line with our dividend policy, the Board of Directors at its meeting on 4 June 2003, proposed for approval to the Annual General Meeting of Shareholders, to be held on 30 June 2003, a dividend of 21.7 roubles (USD 0.68) per share for a total amount of USD 145 million. This represents 25% of profit attributable to ordinary shareholders calculated in accordance with IAS.

On behalf of the Board of Directors, I would like to thank our Management Board and employees for the extraordinary efforts that they have made during this remarkable year. We are immensely proud of what we have accomplished in 2002 and look forward to continuing to work together to create long-term value for our shareholders.

I also want to thank you, our shareholders, for your confidence as we continue along the process of making the Norilsk Nickel Group into a world-class mining and metals company.

Sincerely,

Andrey A. Klishas
Chairman of the Board of Directors

4 June 2003

REVIEW OF PLANS MADE FOR 2002 AND PLANS FOR 2003



Review of Plans Made for 2002 and Plans for 2003

Review of plans made for 2002	Plans for 2003
Production	
✓ Optimize production of ores and metal — Publish the Production Plan to 2015 (approved by Management Board in 2002 but published in 2003, after approval by Board of Directors)	✓ Publish the Production Plan to 2015 ◦ Optimize mining and metallurgical processes in accordance with the Production Plan to 2015 ✓ Bring the Pelyatka gas condensate deposit into operation
Distribution	
✓ Increase sales of nickel and palladium under long-term contracts and to end consumers ✓ Cease sales of palladium to traders on the spot market	◦ Increase metal sales in line with market demand ◦ Further increase sales of base metals and PGMs under long-term contracts and to end consumers ◦ Sign the PGM distribution agreement with Stillwater Mining Company
Finance	
✓ Rationalize costs, including labor costs ✓ Introduce open tenders for the purchases of supplies and raw materials ✓ Reduce social infrastructure expenses ✓ Improve working capital management	◦ Continue to improve financial and working capital management ◦ Continue to reduce operating costs ◦ Prepare for the introduction of a new management information system

Corporate development	
✓ Review and pursue new strategic opportunities domestically and internationally: ◦ Purchase of Polyus, Russia's largest gold producer; and ◦ Signing definitive agreements to acquire 51% of Stillwater Mining Company ✓ Sell non-core assets: shares in the Novolipetsk Metal Works and Cherepovetsky Steel Rolling Plant ✓ Review Nakety laterite nickel project in New Caledonia (made decision to exit)	◦ Review and pursue new strategic opportunities domestically and internationally ◦ Complete the integration of Polyus into the Group ◦ Complete the purchase of 51% of the Stillwater Mining Company

Corporate governance	
✓ Effect changes to the Charter and by-laws to embrace the recommendations of the Code of Corporate Governance of the Federal Commission for the Securities Market ✓ Elect three independent directors to the Board of Directors ✓ Establish a Management Board with a clear allocation of responsibilities ✓ Announce a long-term dividend policy	◦ Raise the role of the Board of Directors ◦ Increase the number of independent directors ◦ Create Committees of the Board of Directors

Information disclosure and transparency improvement	
✓ Release 2000 and 2001 IAS financial statements ✓ Remove state secrecy from the information on base metals production and sales, and on public disclosure ✓ Remove state secrecy from the base metals' reserves in the Talnakh and Oktyabrsky deposits ✓ Organize regular presentations and telephone conferences for investors	✓ Release audited 2002 IAS financial statements before the Annual General Meeting of Shareholders ◦ Publish quarterly IAS financial reports ◦ Issue quarterly reports on base metals production and sales ◦ Remove state secrecy from the data on PGMs reserves, production and sales (2003/2004) ◦ Perform international audit of base metal reserves at the Talnakh and Oktyabrsky deposits ◦ Organize regular presentations and telephone conferences for investors

Key:

«✓» defines a plan that was implemented in 2002; «—» defines a plan that was not implemented in 2002; «◦» defines a plan for 2003.

OVERVIEW OF OPERATIONS



Overview of Operations

The Norilsk Nickel Group's main operating divisions are:

- the Polar Division of MMC Norilsk Nickel and ancillary activities, located in the Taimyr Peninsula,
- Kola MMC, and ancillary activities, located in the Kola Peninsula (incorporating the Pechenganickel and Severonickel Combines), and
- Polyus (acquired in November of 2002) located near Severo-Eniseysk in the Krasnoyarsk Region[1].

The Group has its headquarters in Moscow. Its distribution activities are managed through its Moscow headquarters and its London based subsidiary, Norimet Limited. The Group's research institute, Gypronickel, is located in St. Petersburg.

[1] Throughout this annual report, we will refer to activities in the Taimyr Peninsula as "Taimyr Peninsula", activities in the Kola Peninsula as "Kola Peninsula" and the activities of Polyus as "Severo-Eniseysk".


Norimet
Headquarters
Gypronickel
Kola MMC
Polar Division of MMC Norilsk Nickel
ZAO Polyus (Severo-Eniseysk)
London
Kola Peninsula (Murmansk)
St. Petersburg
Moscow
Taimyr Peninsula (Norilsk)
Krasnoyarsk

Mining

The Norilsk Nickel Group operates mines on the Taimyr Peninsula, the Kola Peninsula, and near Severo-Eniseysk in the Krasnoyarsk Region. Taimyr and Kola Peninsula mines produce ores containing nickel, copper, palladium, platinum, gold and sundry by-products. The mines near Severo-Eniseysk produce ores containing gold.

Mine	Type of mine	Extracted ore[1]
Taimyr Peninsula		
Oktyabrsky deposit		
Oktyabrsky mine	Underground	Rich, cuprous, disseminated
Taimyrsky mine	Underground	Rich
Talnakh deposit		
Komsomolsky	Underground	Rich, cuprous
Mayak	Underground	Rich, disseminated
Skalistaya (under construction)	Underground	Rich
Norilsk 1 deposit		
Medvezhy Ruchey mine	Open pit	Disseminated
Zapolyarny mine	Underground	Disseminated
Kola Peninsula		
Zhdanovskoye deposit		
Tsentralny mine	Open pit	Disseminated
Severny Gluboky (under construction)	Underground	Disseminated
Zapolyarnoe deposit		
Severny mine	Underground	Disseminated
Kaula-Kotselvaara mine	Underground	Disseminated
Severo-Eniseysk[2]		
Olimpiadinskoe deposit	Open pit	Primary and oxidized

Notes:

[1] Rich ores have a higher content of base and precious metals, while cuprous ores have a higher content of copper. Disseminated ores have a lower content of all metals. Oxidized ores mined at the Olimpiadinskoe deposit have a higher content of gold than primary ores.

[2] Polyus also holds licenses for the development of the Tyradinskoye, Olenye and Blagodatnoye fields, located near the Olimpiadinskoe gold deposit.

Enrichment

The Norilsk Nickel Group operates two enrichment plants in the Taimyr Peninsula (the Norilsk and Talnakh Enrichment Plants) and one in the Kola Peninsula (Pechenganickel's Enrichment Plant No.1).

Taimyr Peninsula

The Talnakh Enrichment Plant processes some of the rich and cuprous ores mined at the Talnakh-Oktyabrsky deposit to produce nickel, copper and pyrrhotite concentrates.

The Norilsk Enrichment Plant processes the entire volume of disseminated ores from deposits located on the Taimyr Peninsula, a portion of rich and cuprous ores from the Talnakh and Oktyabrsky deposits, and stored pyrrhotite concentrate to produce nickel and copper concentrates.

Kola Peninsula

The Group operates an enrichment plant in the Kola Peninsula. Pechenganickel's Enrichment Plant No. 1 processes disseminated ores extracted from the Kola Peninsula mines to produce collective copper/nickel concentrates.

Severo-Eniseysk (Polyus)

Please see the next section "Metallurgy".

Metallurgy

The Norilsk Nickel Group operates a Sinter Factory and three metallurgical plants in the Taimyr Peninsula (Nadezhda Metallurgical Plant, Copper Plant and Nickel Plant), three metallurgical facilities in the Kola Peninsula (Pechenganickel's Smelting Shop and Severonickel's Copper and Nickel Shops) and two metallurgical facilities near Severo-Eniseysk.

Taimyr Peninsula

The Nadezhda Metallurgical Plant processes nickel and pyrrhotite concentrates produced by the Talnakh Enrichment Plant and copper concentrates from high-grade matte separation shop at the Nickel Plant to produce high-grade matte and copper anodes. The high-grade matte is sent to the Nickel Plant and the Severonickel Combine in the Kola Peninsula for further processing. The copper anodes are sent to the Copper Plant for refining.

The Sinter Factory and the Nickel Plant process nickel concentrates generated by the Norilsk Enrichment Plant, enriched stored pyrrhotite concentrates, and a portion of high-grade matte from the Nadezhda Metallurgical Plant, to produce nickel cathodes and cobalt.

The Copper Plant processes copper concentrates produced by the Norilsk and Talnakh Enrichment Plants and copper anodes from the Nadezhda Metallurgical Plant to produce copper cathodes.

The precious metals concentrate production shop, which is part of the Copper Plant, processes slimes from the electrolysis shops of the Copper Plant and the Nickel Plant into precious metal concentrates.

Kola Peninsula

The Smelting Shop of the Pechenganickel Combine processes concentrates generated by Pechenganickel's Enrichment Plant No.1, to produce high-grade mattes for further processing at the Severonickel Combine.

The Severonickel Combine processes high-grade mattes received from the Polar Division of MMC Norilsk Nickel and from the Pechenganickel Combine, along with scrap, waste and raw materials from both domestic and foreign suppliers. The main products of the Combine are nickel and copper cathodes and precious metals concentrates.

Severo-Eniseysk (Polyus)

At Severo-Eniseysk the Group operates two gold extraction plants using hydrometallurgical and biohydrometallurgical (bioleaching) technologies to process the primary and oxidized ores mined at the Olimpiadinskoe deposit.

Precious metals refining

The Norilsk Nickel Group processes its precious metal concentrates from the Taimyr and Kola Peninsulas and gold from Polyus under toll refining agreements at independent precious metals refineries (Krasnoyarsk Precious Metals Plant, Prioksk Precious Metals Plant and Ekaterinburg Precious Metals Plant).

Transportation

The Taimyr Peninsula is completely isolated from Russia's road and railroad networks. As a result, all goods are shipped to and from the Peninsula by sea, river or air. The Norilsk Nickel Group ships refined nickel and copper to end-users and high-grade mattes to the Kola Peninsula using the North Sea Route via the Group-owned Dudinka Port, located 60 kilometers from Norilsk on the Enisey River. The Group also uses the North Sea Route to receive raw materials and other supplies from Murmansk Commercial Sea Port and Arkhangelsk Commercial Sea Port (in which the Group has a 35% stake) and during summer months by the Enisey river. The North Sea Route is available for navigation with icebreakers throughout the whole year, other than for several weeks in late spring when the ice melts and water levels rise. The only company providing shipping services on the North Sea Route is the Murmansk Sea Shipping Company.

To protect these critical transportation links, the Group recently signed a 10-year agreement with the Ministry of Transport of the Russian Federation under which the Government guarantees open shipping lanes via the North Sea Route. In 2002, the Group increased to 43.9% its stake in the Enisey River Shipping Company, the company providing shipping services on the Enisey River.

The Kola Peninsula and Severo-Eniseysk operations are fully connected to other parts of Russia and Europe by roads and railroads. The Kola Peninsula also benefits from its proximity to the Murmansk Port.

Energy

The Taimyr Peninsula is isolated from Russia's national power grid, hence all electricity and power is produced in the Peninsula. The main supplier of electrical power to the Group's operations is Norilskenergo, a division of the Group, operating three power plants using gas condensate. The remaining needs are covered by Taimyrenergo, an entity wholly-owned by RAO Unified Energy Systems (RAO UES), which operates two hydroelectric plants. Fuel and gas are supplied by Norilskgazprom. To further increase the Group's autonomy with regard to energy supplies, Taimyrgaz, a subsidiary of MMC Norilsk Nickel, is currently developing the Pelyatka gas condensate deposit. It is expected that when it is fully operational, Pelyatka will supply all of the Group's gas needs in the Taimyr Peninsula through at least 2010.

The Group's energy needs in the Kola Peninsula and Severo-Eniseysk are met by Kolaenergo and Krasnoyarskenergo (both RAO UES subsidiaries), respectively. In 2002, the Group increased its stake in Krasnoyarskenergo to 23.5%.

Research, development and geology

The Norilsk Nickel Group performs certain technological research, development and undertakes certain geological work near its operations and in selected areas in Russia, using its own staff and resources and Russian research institutes (including the Group's Gypronickel research institute located in St. Petersburg) .

The Group is committed to providing as much disclosure as is possible under Russian law concerning its geological assets. In 2003, the Group mandated Micon International Limited to audit the base metal reserves of its two largest bodies: Oktyabrsky and Talnakh deposits.

Distribution

The Norilsk Nickel Group markets its base metals internationally through its London-based subsidiary

Norimet Limited. The first half of 2002, Almazyuvelirexport, the Russian government entity responsible for the export of precious metals, was the exclusive export sales agent for platinum group metals.

In May 2002, Norimet and Almazyuvelirexport entered into a contract allowing Norimet to negotiate, market and sell palladium, platinum and other PGMs directly to international customers. Under the agreement, Almazyuvelirexport acts as the Group's export agent transporting metals from Russia, storing them abroad and receiving a commission fee for these services.

Before May 2002, the Group exported PGMs through RAO Norilsk Nickel and Almazyuvelirexport, which was the only agent authorized by the government to export PGMs. RAO Norilsk Nickel has a 10-year quota (expiring in 2008) for the export of palladium. MMC Norilsk Nickel has a 5-year quota for the export of platinum.

The Group's sales and marketing department, located at its Moscow headquarters, oversees Norimet's activities and is responsible for domestic sales of base and precious metals.

PRODUCTION PLAN TO 2015



Production Plan to 2015

In December 2002, the Management Board approved the Production Plan to 2015 for its operations in the Taimyr and Kola Peninsulas. In March 2003, the Board of Directors approved the Plan, at which time it was made public.

The Production Plan is based on the following four principles:

- adjusting metal production in line with expected market demand,
- increasing efficiency of production,
- identifying solutions to mitigate the environmental impact of the Group's operations, and
- ensuring the sustainability and cost-efficiency of the Group's operations.

The Group is confident that the implementation of the Production Plan to 2015 will provide for the maximum growth of long-term shareholder value and achieve the following investment criteria:

- a projected return on investment (ROI) and internal rate of return (IRR) on investments in production of significantly above 20%,
- investment pay back period of less than 4-5 years.

The Group estimates that the capital expenditures required to put in place its Production Plan to 2015 will average USD 300-450 million per year through 2015 (including USD 300-400 million per year in 2003-2005). These capital expenditures will be financed from internally generated funds.

The Production Plan to 2015 remains subject to future optimization based on the results of an extensive research and commercial testing program to be conducted through the end of 2005.

Overview

Adjusting metal production in line with expected market demand: focus on ores richer in the metals that demonstrate strong market fundamentals.

The Group will mine approximately 14 million tons of ore per year in the Taimyr Peninsula and approximately 6 million tons of ore per year in the Kola Peninsula.

In the Taimyr Peninsula, the Group will continue to mine approximately 8 million tons of rich ores per year and will increase its volumes of cuprous ores from 2.5 million tons per year in 2002 to approximately 5 million tons per year. Due to current enrichment capacity constraints, the Group will reduce its volumes of disseminated ores so as to maintain the total amount of ore mined in the Taimyr Peninsula close to the current level of 14 million tons per year.

The production of nickel in the Taimyr Peninsula is expected to average approximately 200 thousand tons per year, copper approximately 400 thousand tons per year, and palladium, platinum and gold approximately their respective current levels.

Subject to market developments through 2005, the Group may further increase its production of base metals and precious metals in the Taimyr Peninsula by increasing mining volumes and current capacity up to 20 million tons per year in subsequent years and by accelerating the processing of stored pyrrhotite and other concentrates.

The Group will maintain its volume of ore mined at approximately 6 million tons in the Kola Peninsula by bringing the Severny-Gluboky mine into operation. Production in the Kola Peninsula from locally mined ores is expected to average approximately 40 thousand tons per year for nickel and approximately 20 thousand tons per year for copper.

In total, the Group anticipates to produce approximately 240 thousand tons of nickel and 420 thousand tons of copper, and to maintain production of palladium, platinum and gold at their respective current levels.

Increasing efficiency of production: increase in metal extraction rates, reduction of consumption of resources and raw materials, reduction of costs of production

In the Taimyr Peninsula, the Group will develop the smelting facilities at the Copper Plant and the Nadezhda Metallurgical Plant and close the Sinter Factory and smelting shop of the Nickel Plant by

2007. These steps are currently expected to result in a reduction of approximately USD 50 million a year in smelting costs, mainly through energy costs, and to substantially reduce labor and general operating costs.

Depending on the results of the research to be conducted by the end of 2005, the Group will decide whether to introduce at its operations in the Taimyr Peninsula:

- collective flotation technology at its enrichment plants, which is currently estimated to increase extraction rates at the enrichment stage by 1% to 5% for base metals and PGMs, and
- high grade matte leach-refining technology at the Nadezhda Metallurgical Plant, allowing the Group to close down the Nickel Plant fully and realize an estimated reduction in electric power costs at the refining stage of up to 25%, reduction in expenses for materials and reagents of up to 20% and a substantial reduction in other operating expenses.

In the Kola Peninsula, the Group will continue to pursue opportunities to increase metal extraction rates, reduce consumption of resources and raw materials, and reduce costs of production.

Identifying solutions to mitigate the environmental impact of the Group's operations: significant reduction in air and water pollution

By closing the Sinter Factory and smelting shop at the Nickel Plant and smelting concentrates in autogenous smelters at the Copper Plant and the Nadezhda Metallurgical Plant in the Taimyr Peninsula, the Norilsk Nickel Group expects to minimize the number of facilities releasing gases into atmosphere and increase the sulfur dioxide content in easy-to-capture "rich" gases. As part of this program, the Group plans to construct sulfur processing facilities at the Copper Plant and the Nadezhda Metallurgical Plant to extract sulfur from the "rich" gases in an efficient manner.

The Group estimates that these steps will eliminate atmospheric emissions of solid pollutants and reduce emissions of sulfur dioxide into the atmosphere in the Taimyr Peninsula by 70% from current levels by 2010. The Group expects that the introduction of the high grade matte leaching technology at the Nadezhda Metallurgical Plant, if implemented, would lead to a further reduction in sulfur dioxide emissions.

The Group plans to install salt emission purification technology to reduce fresh water consumption, implement a closed water circulation scheme and fully eliminate harmful emissions into the water system in the Taimyr Peninsula.

In the Kola Peninsula, the Group is currently modernizing its enrichment and metallurgical capacity under an inter-governmental Russian-Norwegian agreement. The modernization program, which is partly funded through grants and credits from the Norwegian government and the Nordic Investment Bank, is expected to reduce emissions of sulfur dioxide by over 90% from current levels by the middle of 2006.

Ensuring sustainability and cost efficiency of Group's operations

The Norilsk Nickel Group will maintain its substantial energy independence and low energy costs in the Taimyr Peninsula by putting into operation the Pelyatka gas field located near Norilsk. The Group will also secure the stability and sustainability of its whole production cycle by investing in transportation and other infrastructure, where necessary.

Capital expenditure estimates

Mining

The Norilsk Nickel Group will invest approximately USD 125 million per year in the Taimyr Peninsula. These investments will be largely targeted at the Oktyabrsky and Taimyrsky mines and the construction of the Skalistaya mine. The Group will invest approximately USD 25 million per year in the Kola Peninsula, mainly to bring the Severny-Gluboky mine into operation.

In the event the Group chooses to increase the amount of ore mined to 20 million tons per year in the Taimyr Peninsula from 14 million tons, an additional investment of approximately USD 30 million per year would be required.

Enrichment

The Norilsk Nickel Group will invest approximately USD 30 million per year to maintain existing enrichment capacity levels in the Taimyr and Kola Peninsulas.

To increase the amount of ore mined to 20 million tons per year in the Taimyr Peninsula would require additional investments of approximately USD 160 million over approximately four years to increase the capacity at the Talnakh Enrichment Plant.

Metallurgy

The Norilsk Nickel Group will invest approximately USD 400 million over the next five years to increase and modernize smelting capacities in the Copper Plant and the Nadezhda Metallurgical Plant and to close the Sinter Factory and smelting shop of the Nickel Plant in the Taimyr Peninsula.

Norilsk Nickel will decide on whether to install high grade matte leaching technology based on results of research and commercial testing to be conducted through the end of 2005. If implemented, these investments would fit within the overall capital expenditure budget of USD 300-450 million per year.

Beyond these investments the Group expects to make only minimal maintenance investments in its metallurgical plants in the Taimyr and Kola Peninsulas.

Research and commercial testing program

Investments in research and commercial testing will total up to USD 30 million in 2003-2005, including a pilot plant to test high grade matte leaching technology.

Environment and infrastructure

The Norilsk Nickel Group estimates that investments required to reduce the environmental impact of its operations and to maintain sustainable infrastructure will fall within its above-stated projected capital expenditure budget of USD 300-450 million per year.

REVIEW OF CORPORATE DEVELOPMENTS



Review of Corporate Developments

The Norilsk Nickel Group undertook a number of strategic acquisitions and divestments in 2002. Among these were:

- the acquisition of Polyus, Russia's largest gold producer;
- signing definitive agreements to acquire a 51% stake in the Stillwater Mining Company;
- the divestiture of non-core assets and the pursuit of other opportunities in Russia.

Acquisition of Polyus

The Norilsk Nickel Group acquired Polyus, in November 2002 for USD 226 million in cash (reflected as USD 233 million in the Group's financial statements due to hyperinflation accounting).

Polyus mines gold-containing ores in open pit mines at the Olimpiadninskoye deposit in Severo-Eniseysk in the Krasnoyarsk Region. Polyus also holds licenses to develop the Tyradinskoye, Olenye and Blagodatnoye deposits located near the Olimpiadninskoye deposit. Polyus uses a unique biohydrometallurgic production technology (bioleaching) to process primary ores, characterized by a low waste product rate and environmental safety. Its gold output in 2002 amounted to approximately 807 thousand ounces.

The acquisition of Polyus enables the Group to diversify its revenues and earnings and to decrease its cash flow sensitivity to cyclical developments on the world markets. The Group executed this transaction at an attractive acquisition price and expects significant accretion to earnings per share starting from 2003. As a result of the acquisition the Group has become the largest producer of gold in Russia with a 17% market share and a share in global gold production of approximately 1%. The acquisition provides a strong management team and a platform for the Group's expansion on the global gold market through consolidation of the Russian gold mining industry.

Transaction with Stillwater Mining Company

As part of its effort to establish long-term relationships with end consumers in November 2002, the Norilsk Nickel Group entered into definitive agreements to acquire 51% of the Stillwater Mining Company, located in the United States.

Stillwater is located in Montana, in the United States and is the only major producer of palladium and platinum outside Russia and South Africa. Its proven and probable reserves amount to 25 million ounces of palladium and platinum as at 31 December 2002. The Company's output in 2002 amounted to 617 thousand ounces of palladium and platinum. The company has long-term delivery contracts with major automobile producers in the United States, including Ford and General Motors. Stillwater shares are quoted on the New York Stock Exchange.

Under the agreements, the Group will acquire a 51% interest in Stillwater in the form of 45.5 million newly-issued common shares. The Group will pay USD 100 million in cash and palladium totaling approximately 877 thousand ounces. Also, according to the agreements under certain circumstances the Group may acquire an additional 10% of the currently outstanding shares of Stillwater at USD 7.50 per share. As a result, the Group's interest in Stillwater may rise to 56%.

Furthermore, Stillwater and the Group agreed to negotiate in good faith within six months after the completion date, an agreement under which Stillwater will acquire at least one million ounces of palladium per year from the Group for further resale under long-term contracts with consumers in North America, which represents 39% of the global consumption of palladium and 47% of the global consumption of palladium for automobile catalytic converters.

The transaction requires permissions from certain Russian and the United States governmental agencies, approval of the transaction by Stillwater's shareholders and obtaining agreement from Stillwater creditor banks. As of 4 June 2003, the Group and Stillwater have attained the following:

- Permission from the Ministry of Economic Development and Trade of the Russian Federation — received,
- Permission from the Central Bank of the Russian Federation — in process,
- Permission from the Federal Trade Commission of the United States — in process, Stillwater and the Group have filed answers to the second request,
- Deposit of palladium consideration in an account outside Russia — the Group deposited 877 thousand ounces of palladium with JP Morgan Chase in London,
- Permission from the German antitrust authorities — received,
- Amendments to Stillwaters' loan agreement with bank creditors — approved,
- Registration of proxy statement with the Securities and Exchange Commission of the United States — Stillwater has registered the proxy statement, and
- Stillwater shareholders approval — Extraordinary Meeting of Shareholder to be held on 16 June, 2003.

Divestment of non-core assets

In 2002, the Norilsk Nickel Group continued its strategy to divest non-core assets, including:

- OAO "Novolipetsky Metallurgical Combined Plant" for 5,513 million roubles; and
- OAO "Cherepovetsky Steel Rolling Plant" for 48 million roubles.

Based on the results of a preliminary technical feasibility study and after detailed consideration of all the material terms and investment risks, the Group decided to exit the Nakety laterite nickel project in New Caledonia.

Strategic steps to maintain control over transportation and energy

Given that its core operations are located in the Russian Far North above the Arctic Circle, the Group is committed to maintaining strict control over its energy sources and transportation links. In 2002, the Group undertook the following steps:

- Increased its stake in the OAO "Yenisey River Shipping Company" from 23.8% to 43.9% for USD 17 million,
- Increased its stake in OAO "Krasnoyarskenergo" to 23.5% through the acquisition of 19.7% of shares for USD 38 million, and
- Invested in the Pelyatka gas-condensate field near Norilsk.

Other opportunities in Russia

In keeping with its diversification strategy, the Norilsk Nickel Group seeks opportunities to exploit world-class ore bodies containing gold and other minerals in Russia. The Group plans to participate in certain privatizations of gold companies and deposits which are expected to occur in 2003 or 2004 and continues geological surveying in the Taimyr Peninsula. Research to date in the Taimyr Peninsula indicates good prospects for discovering significant new ore bodies with parameters similar to those of the ore bodies currently being developed by the Group.

The Group is also continuing research and geological surveying at its South-East Gremiaha titanium deposit in the Kola Peninsula.

REVIEW OF MARKET DEVELOPMENTS



Review of Market Developments

Nickel

During 2002, the average annual London Metal Exchange ("LME") price of nickel increased by 13.9% as compared to 2001 (USD 5,948 per ton) and amounted to USD 6,772 per ton. Nickel is the only base metal whose price grew in 2002.

The global nickel market had a minor surplus of around 12 thousand tons in 2002.

Demand

World primary nickel consumption equaled 1.17 million tons in 2002. The record high global production of stainless steel was the main reason for the 6.2% growth in primary nickel consumption in 2002. Growth in stainless steel production came mainly from the United States and China. The lack of scrap and an increase in austenitic brands also added to the increase in primary nickel consumption.

Supply

World primary nickel production grew by 1.4% to 1.19 million tons in 2002. The additional growth was driven by increased production in Australia and Latin America. No new major projects were commissioned in 2002, although some existing projects increased capacity slightly.

The Norilsk Nickel Group expects that the introduction of new stainless steel production capacity in various regions of the world, the absence of large new nickel projects and the expectation of a global economic recovery in 2004-2005 will support the nickel market in coming years.

Average annual nickel price
(US dollars per ton)

	2002	2001	2000
Nickel	6,772	5,948	8,641

Source: London Metal Exchange.

LME nickel price in 2002
(in US dollars per ton)



$8 000
$7 000
$6 000
$5 000
02.01.02
03.03.02
02.05.02
01.06.02
30.08.02
29.10.02
28.12.02

Source: London Metal Exchange.

Copper

In 2002, the average annual LME copper price decreased slightly compared to that of the previous year and amounted to USD 1,560 per ton. This downward trend was largely attributable to slower than expected economic growth in developed countries.

The global refined copper market reached a surplus of around 251 thousand tons.

Demand

Global refined copper consumption grew by 2% to 15 million tons in 2002, mainly as a result of increased demand from China.

Supply

Global mine production of copper decreased by 0.7% and amounted to 14 million tons. Global refined copper production (including secondary refined production) decreased by 1.7% and amounted to 15 million tons in 2002. The leading producers reduced refined copper production in 2002 to decrease the excess supply of copper (around 700 thousand tons in 2001). The reduction of copper scrap exports from CIS countries was a contributing factor to the decrease in primary metal production.

In Russia, refined copper production increased by 6.2% and amounted to 895 thousand tons in 2001, more than 50% of which was produced by the Norilsk Nickel Group. Refined copper consumption in the Russia increased by approximately 24% in 2002.

The Group expects that copper demand in 2003 will largely depend on the world economy growth and demand from China.

Average annual copper price
(US dollars per ton)

	2002	2001	2000
Copper	1,560	1,578	1,814

Source: London Metal Exchange.

LME copper price in 2002
(in US dollars per ton)



$1 700
$1 600
$1 500
$1 400
02.01.02
03.03.02
02.05.02
01.06.02
30.08.02
29.10.02
28.12.02

Source: London Metal Exchange.

Palladium

The 2002 year was characterized by a further decline in palladium prices and demand. The average annual price in the London Platinum and Palladium Market ("LPPM") decreased by 44% from 2001 to USD 337 per ounce, starting the year at USD 440 per ounce and ending at USD 233 per ounce.

Demand

The weakness of the palladium market in 2002 was mainly due to a sharp decline in demand by almost 2 million ounces. Automobile production, primarily in North America, played the most significant role, reducing consumption from 2.4 million ounces in 2001 to 0.6 million ounces in 2002. The decrease in consumption was caused by lower demand from automobile manufacturers and by their suppliers depleting inventories and introducing new technologies with lower palladium loadings.

The demand for palladium from other industries, such as electronics, chemistry, jewelry and dentistry remained stable and, in some cases, increased slightly

Supply

In response to lower demand for palladium the metal's supply reduced from 7 million ounces in 2001 to 5 million ounces in 2002. In light of a sharp decrease of supplies from Russia, South African and Northern American producers together with companies processing scrap expanded supply slightly.

In total, the excess palladium supply somewhat reduced from approximately 0.6 million ounces in 2001 to 0.5 million ounces in 2002.

Average annual palladium price
(US dollars per troy ounce)

	2002	2001	2000
Palladium	337	603	682

Source: London Platinum and Palladium Market.

Spot market palladium price in 2002
(in US dollars per troy ounce)


$500
$400
$300
$200
02.01.02
03.03.02
02.05.02
01.06.02
30.08.02
29.10.02
28.12.02

Source: Bloomberg.

Platinum

The average annual price on LPPM increased by 2% to USD 540 per troy ounce, despite a steady increase of around 25% over the course of the year.

Demand

In 2002, platinum demand grew by 5% to 6.5 million ounces primarily due to the higher consumption by the jewelry industry and greater use of the metal in catalytic converters in automobiles.

In 2002, jewelry demand for platinum grew by 9% to 3 million ounces, with purchases by Chinese fabricators rising 14% to 2 million ounces. A recovery in Japanese purchases was due to less platinum being available from inventories following significant depletion of stocks in 2001.

Demand for platinum from the automobile catalytic converter industry grew by 3.6% last year to 2.6 million ounces. Including stock draw-downs, the underlying use of platinum in automobile catalytic converters grew by 17%, due to growth in sales of diesel cars, tighter emissions regulations and greater use of platinum-based catalytic converter at the expense of palladium.

Supply

In 2002, market supply rose by less than 2% to 6 million ounces, mainly coming from increased production in South Africa, creating a platinum deficit of around 570 thousand ounces in 2002. The deficit was of approximately 370 thousand ounces in 2001.

In addition to the market deficit, the growth of platinum prices was further stimulated by news of problems facing the development of new projects in South Africa and good prospects for fuel cell technology.

Average annual platinum price
(US dollars per troy ounce)

	2002	2001	2000
Platinum	540	529	544

Source: London Platinum and Palladium Market.

Platinum spot market price
(in US dollars per troy ounce)


$700
$600
$500
$400
02.01.02
03.03.02
02.05.02
01.06.02
30.08.02
29.10.02
28.12.02

Source: Bloomberg.

Gold

In 2002, the average annual price of gold increased by 15% and amounted to USD 311 per ounce, ending at USD 349 per ounce for the year.

Demand

In 2002, industrial gold demand decreased by almost 10% to 99 million ounces. Jewelers in India (by about 20%), Egypt and Saudi Arabia experienced the sharpest decline in demand. Demand for jewelry in Europe and the United States during the Christmas season was much lower than expected. Jewelry fabrication in 2002 fell 11% to 84 million ounces. The electronics industry increased its demand for gold by 3% as compared to weak demand in 2001 (still 26% below the year 2000).

During the year certain producers who were closing their hedging portfolios created an additional demand for 14 million ounces of gold, three times higher than in 2001. Most of the demand was in the first half of 2002. Such demand supported the price above USD 300 per troy ounce. At the end of 2002, demand for gold as an investment instrument increased due to world instability caused by expectations of war in Iraq, the diplomatic situation in North Korea, and slow growth in the world economy. The total investment demand was 14 million ounces in 2002 against 8 million ounces in 2001.

Supply

Total gold supply in 2002 is estimated at 106 million ounces. World gold mine production in 2002 fell by a marginal 1 million ounces to 81 million ounces. This was the first decline in gold mine production in eight years. A significant decline in production in the United States, Australia and China was partly compensated by the increase in gold production in Russia and Peru.

Average annual gold price
(US dollars per troy ounce)

	2002	2001	2000
Gold	311	271	279

Source: Bloomberg.

Gold price in 2002
(in US dollars per troy ounce)



$350
$300
$250
02.01.02
03.03.02
02.05.02
01.06.02
30.08.02
29.10.02
28.12.02

Source: Bloomberg.

RISK FACTORS



Risk Factors

Outlined below are the main risk factors that may affect the Norilsk Nickel Group's operations and financial results. The risks outlined below may have a significant effect on operations, sales, profits, assets, liquidity and capital resources of the Group. These risks should be considered in the context of all estimates and projections presented in this annual report. Certain risks which at the present time are regarded as insignificant may eventually become material.

Market risks

Metal prices, as well as global demand and supply for metals, depend largely on the growth rate of the global economy and activities of other producers and consumers. World prices of the Group's metals have a direct effect on the Group's financial results.

National currency exchange rate risk

A large percentage of the Norilsk Nickel Group's sales are in US Dollars. At the same time, a large portion of its expenses are in Russian roubles. Therefore, changes in the national currency (rouble) exchange rate against the US Dollar have an effect on the Group's financial results.

Work safety and environmental protection

The Norilsk Nickel Group's operations are regulated by a number of legislative acts on work safety and environmental protection. Changes in legislation in these areas may have adverse effects on production costs and, consequently, the Group's financial results.

Production

There are certain risks related to production which cannot be predicted or controlled by management, such as harsh weather conditions in the Far North or any force-majeur circumstances that may have a direct effect on the Group's operations. Transportation of supplies and products may be suspended due to poor weather conditions. Major accidents involving energy supply systems, mines, enrichment or metallurgical plants may have a negative effect on the financial results of the Group.

Mergers and acquisitions

The Group develops its business partly through the acquisition of companies in Russia and abroad. These transactions bear risks relating to the Group's ability to integrate efficiently the acquired company, as well as to achieve expected cost savings and synergies.

REVIEW OF OPERATING PERFORMANCE



Review of Operating Performance

Mining

In 2002, the Norilsk Nickel Group mined approximately 20 million tons of ore, roughly the same amount as in 2001. Of this, 13 million tons were mined in the Taimyr Peninsula and 7 million tons in the Kola Peninsula. Total ore mined in the Taimyr and Kola Peninsulas increased by around 4% and decreased by around 10%, respectively.

Ore extraction by type of ore in 2002


Rich 36%
Disseminated 49%
Cuprous 15%

This increase in the proportion of ores mined in the Taimyr Peninsula to over 65% in 2002 from 62% in 2001.

In the Taimyr Peninsula, the Group reduced mining of rich ores slightly, from 7.5 to 7.2 million tons as compared to 2001, but increased the mining of cuprous ores from 2.2 to 3.0 million tons. The Group mined around 2.9 million tons disseminated ores, the same amount as in 2001.

The Oktyabrsky mine continued to be by far the most productive mine in the Taimyr Peninsula due to the spectacularly high metal content of its rich ores. Despite representing around 36% of all ores mined there, it generated 49% of all nickel produced, 62% of all copper produced, and 53% of all palladium and platinum produced. The Taimyrsky mine, which also benefits from the high metal content of its rich ores, also contributed strongly to metals produced, despite shutting down production of disseminated ores in 2002. The Norilsk-1 deposit, Medvezhy Ruchey and Zapolyarny mines, provided a higher proportion of palladium and platinum than nickel and copper due to the nature of their ores.

Extraction of nickel in ore by mines in the Taimyr Peninsula in 2002


«Medvezhy Ruchey» 1%
«Zapolyarny» 2%
«Komsomolsky» 14%
«Oktyabrsky» 49%
«Taimyrsky» 34%

In the Kola Peninsula, the Group only mines disseminated ores. These ores are richer in nickel than disseminated ores in the Taimyr Peninsula but contain very low amounts of palladium and platinum. The Tsentralny mine was the main contributor to ore mined and metals produced.

The metal content from the Group's most productive ores in the Taimyr Peninsula, the rich ores from the Oktyabrsky and Taimyrsky mines, remained constant in 2002. Metal contents in rich ores from the Komsomolsky mine increased slightly in 2002. While some ores mined in certain mines in the Taimyr Peninsula decreased in metal content slightly in 2002, the Group is confident that the mining plan included in the Production Plan to 2015 will more than offset this trend.

Average metals contents in ore mined in the Taimyr and Kola Peninsulas in 2002
(in % or as noted)

	2002	2001
Nickel	1.40	1.38
Copper	2.14	2.09
PGM (g/ton)	5.94	5.72

Extraction of copper in ore by mines in the Taimyr Peninsula in 2002


«Medvezhy Ruchey» 1%
«Oktyabrsky» 62%
«Zapolyarny» 2%
«Komsomolsky» 14%
«Taimyrsky» 21%

Extraction of PGMs in ore by mines in the Taimyr Peninsula in 2002


«Medvezhy Ruchey» 4%
«Oktyabrsky» 53%
«Zapolyarny» 7%
«Komsomolsky» 19%
«Taimyrsky» 17%

The metal content from disseminated ores from the Kola Peninsula increased slightly in 2002, mainly resulting from an increase in metal content in ores from the Severny mine. Metal content from ores in the Tsentralny mine, the largest in the Kola Peninsula, remained flat in 2002.

On average, metal content in ores mined in the Taimyr and Kola Peninsulas in 2002 increased slightly in 2002. The main cause of this was the proportionally higher share of ores mined in the Taimyr Peninsula.

In 2002, the output of Polyus' primary ores decreased by 17.5% to 3.8 million tons. Gold content in extracted primary ores fell from 4 g/ton in 2001 to 3.7 g/ton in 2002. However, oxidized ore extraction increased by 8% to 1.4 million tons in 2002. Gold content in oxidized ore increased from 11.3 g/ton in 2001 to 11.6 g/ton in 2002.

Enrichment

Norilsk Enrichment Plant

In 2002, volumes of ores processed by the Norilsk Enrichment Plant declined since the processing of rich ores was transferred to the Talnakh Enrichment Plant. The transfer was implemented in order to cut down on transportation costs by processing ore at a location closer to the mines.

It also allowed the Norilsk Enrichment Plant to increase the amount of stored pyrrothite concentrates it processed. Due to the metal content of store pyrrhotite concentrates, their increase led to an increase in the content of nickel in nickel concentrates from 4.3% in 2001 to 4.5% in 2002 and a decrease in the content of copper in nickel concentrates from 2.6% to 2.2%.

Talnakh Enrichment Plant

The Talnakh Enrichment Plant processed approximately the same amount of ore and maintained approximately the same recovery rates as in 2002. The Plant continued to develop the selective/collective/selective enrichment process, which yielded in 2002 an increase of 0.9% in the extraction rate of nickel into nickel concentrate.

Pechenganickel's Enrichment Plant No.1

In 2002, Pechenganickel's Enrichment Plant No.1 improved its recovery rates for nickel and copper due to the increased content of these metals in processed ores and the improvement in the enrichment processes of the Plant. As a result, the content of nickel in nickel concentrate increased from 7.4% in 2001 to 7.8% in 2002.

Processing of accumulated metal-containing waste materials

In 2002, the Taimyr Peninsula processed approximately 832 thousand tons of metal-containing waste materials (including stored pyrrhotite concentrates) containing 14 thousand tons of nickel and 12 thousand tons of copper.

The Kola Peninsula processed approximately 92 thousand tons of metal-containing waste materials containing 3 thousand tons of nickel and 3 thousand tons of copper.

Metallurgy

In 2002, the Norilsk Nickel Group continued to make progress in increasing the recovery rates at its metallurgical facilities. In the Taimyr Peninsula, nickel and copper recovery rates from concentrates increased to 92.8% and 94.6%, respectively. In the Kola Peninsula, nickel recovery rates from concentrates increased to 96.2% for the Pechenganickel Smelting Plant and the Severonickel Combine, while copper recovery rates decreased slightly.

Metal production

In 2002, nickel production from own ores decreased by 2.2% to 218 thousand tons as compared to 2001 and copper production decreased by 4.5% down to 450 thousand tons. Production of palladium and platinum remained relatively constant when compared to that of 2001 (up by 1%).

As a result of the acquisition of Polyus in the fourth quarter of 2002, total gold output by the Group in 2002 increased to approximately 932 thousand ounces. Polyus produced 807 thousand ounces, of which approximately 128 thousand ounces were included in the consolidated financial statements of the Group.

In the Taimyr Peninsula, nickel production decreased by 4% in 2002 to 120 thousand tons and copper by 5% to 365 thousand tons, while increasing inventories of semi-finished products. Nickel and copper production in the Kola Peninsula reduced by 4% to 100 thousand tons and by 11% to 89 thousand tons respectively in comparison to 2001. The reduction was primarily due to reduced volumes of toll refining contracts with external customers. Of the 100 thousand tons of nickel and 89 thousand tons of copper, the Kola Peninsula produced 65 thousand tons of nickel and 64 thousand tons of copper under the tolling agreement with the Taimyr Peninsula.

The production of nickel from "own ores" in the Kola Peninsula grew by 1% to 33 thousand tons in 2002, while tolling volumes of high grade matte received from the Taimyr Peninsula remained almost constant at 65 thousand tons in terms of nickel volumes. Copper production from own ores at the Kola Peninsula reduced by almost half to 21 thousand tons in 2002. This decrease was driven by transfer of the processing of copper scrap purchased from external suppliers to the Taimyr Peninsula.

Ore mining at the Norilsk Nickel Group
(in '000 tons)

Mine	Ore	2002	2001	2000
Taimyr Peninsula				
Oktyabrsky mine	Rich	4,139	4,245	4,304
	Cuprous	572	451	201
	Disseminated	28	22	28
	Total	**4,739**	**4,718**	**4,533**
Taimyrsky mine	Rich	2,925	2,763[1]	2,679
Komsomolsky mine[2]	Rich	7	434	556
	Cuprous	2,396	1,726	1,392
	Total	**2,403**	**2,160**	**1,948**
Mayak[2]	Disseminated	477	422	299[3]
Skalisty[2]	Rich	165	122	87
Zapolyarny mine	Disseminated	1,388	1,464	1,417
Medvezhy Ruchey mine	Disseminated	993	931	876
Total	Rich	7,236	7,526	7,710
	Cuprous	2,968	2,177	1,593
	Disseminated	2,886	2,877	2,536
	Total	**13,090**	**12,579**	**11,839**
Kola Peninsula				
Tsentralny mine	Disseminated	5,618	6,908	6,144
Severny mine	Disseminated	649	630	611
Kaula-Kotselvaara mine	Disseminated	641	616	619
Total	**Total**	**6,908**	**7,644**	**7,374**
Severo-Eniseysk (Polyus)[4]				
	Oxidized	1,367	1,268	1,226
	Sulphuric	3,760	4,556	2,133
Total	**Total**	**5,127**	**5,824**	**3,359**

Notes:
(1) Including 38 thousand tons of disseminated ore.
(2) Before 2002 Mayak and Skalisty mines were part of Komsomolsky.
(3) Including 84 thousand tons of rich ore produced by Mayak mine.
(4) Polyus was acquired in November 2002. 2001 and 2000 are presented for information purposes only.

Enrichment of ore at the Norilsk Nickel Group's Enrichment Plants
(in '000 tons)

	2002	2001	2000
Norilsk Enrichment Plant			
Ore processed			
Rich ores	449	666	2,947
Disseminated and cuprous ores	5,615	5,869	3,952
Total	**6,064**	**6,535**	**6,899**
Processing of stored pyrrhotite concentrates	748	543	0
Concentrate output			
Nickel in nickel concentrates	42	39	65
Copper in copper concentrates	69	72	151
Talnakh Enrichment Plant			
Ore processed	6,986	7,001	5,108
Concentrate output			
Nickel in nickel concentrates	130	132	96
Copper in copper concentrates	214	228	155
Nickel in pyrrhotite concentrates	12	14	15
Taimyr Peninsula			
Ore processed, total	13,050	13,536	12,007
Concentrate output			
Nickel in nickel concentrates at SF + NMZ	172	171	161
Copper in copper concentrates at MZ	279	300	306
Kola Peninsula — Enrichment Plant No. 1 of the Pechenganickel Combine			
Ore processed	7,018	7,135	7,075
Concentrate output	414	411	432
Nickel in concentrates	32	30	30
Copper in concentrates	14	13	15

Notes:
SF — Sinter Factory.
NMZ — Nadezhda Metallurgical Plant.
MZ — Copper plant.

Ore enrichment — metal content in concentrate
(in %)

	2002	2001	2000
Taimyr Penisula			
Norilsk Enrichment Plant			
Nickel concentrate at SF			
Nickel	4.5	4.3	4.8
Copper	2.2	2.6	2.7
Nickel concentrate at NMZ			
Nickel	4.7	4.5	6.5
Copper	2.1	2.3	2.8
Copper concentrate from ore			
Nickel	1.6	1.6	1.4
Медь	24.4	24.2	25.5
Enrichment of stored pyrrhotite concentrate			
Nickel	3.5	2.9	—
Copper	1.9	1.4	—
Talnakh Enrichment Plant			
Nickel concentrate			
Nickel	9.0	9.0	9.2
Copper	4.5	4.5	4.9
Copper concentrate			
Nickel	1.2	1.1	1.1
Copper	27.8	28.0	28.4
Pyrrhotite concentrate			
Nickel	1.9	2.2	2.6
Copper	0.4	0.6	1.0
Kola Peninsula			
Enrichment Plant No. 1 of the Pechenganickel Combine			
Concentrate			
Nickel	7.8	7.4	7.1
Copper	3.3	3.2	3.6

Notes:
SF — Sinter Factory.
NMZ — Nadezhda Metallurgical Plant.

Extraction of metals
(in %)

	2002	2001	2000
Taimyr Peninsula			
Enrichment — extraction of metals to concentrate			
Norilsk Enrichment Plant			
Nickel concentrate			
Nickel	68.0	67.5	73.1
Copper	21.5	22.1	17.8
Copper concentrate			
Nickel	6.9	8.7	8.5
Copper	69.8	70.0	75.4
Enriched stored pyrrhotite concentrate			
Nickel	75.7	81.2	65.0
Copper	76.9	82.4	77.9
Talnakh Enrichment Plant			
Nickel concentrate			
Nickel	73.8	72.9	70.2
Copper	22.2	21.9	23.5
Copper concentrate			
Nickel	5.4	5.1	4.6
Copper	75.2	75.2	71.7
Pyrrhotite concentrate			
Nickel	6.8	7.8	11.0
Copper	0.9	1.3	2.7
Total for Taimyr Peninsula			
Nickel	83.6	83.7	84.1
Copper	96.6	96.7	95.9
Metallurgy — extraction of metals from concentrates			
Nickel	92.8	92.5	92.1
Copper	94.6	94.0	94.1
Kola Peninsula			
Enrichment Plant No. 1 of the Pechenganickel Combine			
Nickel	74.4	73.0	73.0
Copper	74.6	74.0	76.6
Severonickel			
Nickel	96.2	95.1	95.2
Copper	96.6	96.2	96.0

Volumes of metal production at the Norilsk Nickel Group
(in '000 tons or as noted)

	2002	2001	2000
Taimyr Peninsula			
Electrolytic nickel	120	125	123
Electrolytic copper	365	384	358
Platinum-group metals (compared with previous year, %)	101	101	111
Gold ('000 ounces)	115	122	119
Kola Peninsula			
Electrolytic and carbonyl nickel			
From own ores	33	33	36
Tolling for Polar Division (Taimyr Peninsula)	65	65	58
Tolling for external customers	2	7	6
Total	**100**	**105**	**100**
Electrolytic copper			
From own ores	21	45	14
Tolling for Polar Division	64	42	41
Tolling for external customers	4	13	40
Total	**89**	**100**	**95**
Platinum-group metals (compared with previous year, %)	68	58	71
Gold ('000 ounces)	10	10	10
Severo-Eniseysk (Polyus)[1]			
Gold ('000 ounces)	807	—	—
The Norilsk Nickel Group			
Electrolytic and carbonyl nickel			
Produced from own ores[2]	218	223	217
Tolling for external customers	2	7	6
Total nickel	**220**	**230**	**223**
Electrolytic copper			
Produced from own ores[2]	450	471	413
Tolling for external customers	4	13	40
Total copper	**454**	**484**	**453**
Platinum-group metals (compared with previous year, %)[3]	101%	100%	110%
Gold ('000 ounces)	932	132	129

Notes:

(1) Polyus was acquired by the Norilsk Nickel Group in the fourth quarter of 2002. The numbers stated here reflect a full year production, not production consolidated in the financial statements. Since the date of acquisition Polyus produced 128,000 ounces, which were consolidated in the Group's financial statements. In 2001 and 2000 Polyus produced 514,000 ounces and 466,000 ounces respectively.

(2) The volumes of nickel and copper production also include insignificant volumes of metals produced for internal needs and copper transferred to further value-added production.

(3) Precious metals concentrates are refined under toll refining arrangements at the following plants: Krasnoyarsk Precious Metals Plant, Prioksk Precious Metals Plant and Ekaterinburg Precious Metals Plant.

REVIEW OF DISTRIBUTION



Review of Distribution

The Norilsk Nickel Group made significant progress in executing its distribution strategy in 2002. It has diversified the geographical base of its sales, increased the share of long-term contracts to end-users and developed its distribution network to offer wider coverage to medium and small end-users. While palladium sales suffered in 2002 from lower prices and demand, the Group has put in place a strong platform from which to sell and promote the usage of palladium.

Metal sales

(in '000 tons or as % to the previous year)

Products	Sales	
	2002	2001
Nickel		
Norimet export sales[1]	229	229
Direct export sales	1	2
Domestic sales	11	9
Total nickel	**241**	**240**
Copper		
Norimet export sales[1]	344	394
Direct export sales	13	2
Domestic sales	85	53
Total copper	**442**	**449**
Palladium	37%	63%
Platinum	74%	139%
Gold ('000 ounces)	1,326[2]	82

Notes:

[1] Export sales of Norimet include the volume of metals, produced by the Group, and metals purchased from third parties.

[2] Assuming full year of production and sales for Polyus, which the Group acquired in November 2002. The gold output and sales of Polyus amounted to 807 thousand ounces in 2002. The gold output for the period from the date of acquisition to 31 December, 2002, amounted to 128 thousand ounces. This amount was included in the consolidated financial statements of the Group.

Nickel

The Norilsk Nickel Group sold 241 thousand tons of nickel in 2002, up from 240 thousand tons in 2001. Of this amount, 229 thousand tons were Norimet export sales (229 thousand tons in 2001), one thousand tons were export sales made by the Group's marketing department in Moscow (2 thousand tons in 2001), and 11 thousand tons were Russian domestic sales (9 thousand tons in 2001).

In 2002, as part of its new sales and marketing policy, the Group increased nickel sales to end consumers from 48% of the total nickel sales in 2001 to 77%. At the same time, the sales under long-term contracts (for one and more years) increased from 71% to 86% of total nickel sales.

In 2002, the Norilsk Nickel Group also succeeded in diversifying nickel sales internationally, gaining a stronger position in the North American market (increasing sales by USD 100 million), and in the fast growing Asian markets (increasing sales by approximately USD 90 million).

Geographical distribution of nickel sales in 2002


Other 1%
Russia 4%
North America 10%
Asia 12%
Europe 73%

In order to reduce concerns about its nickel stock overhang, the Group in 2002 pledged 60 thousand tons of nickel against a USD 200 million loan from commercial banks. In April 2003, by which time nickel prices increased to over USD 8,000 per ton, the Group released 36 thousand tons from this pledge to meet high market demand. The Group intends to continue selling the pledged metal if and when market conditions require.

Copper

The Norilsk Nickel Group sold 442 thousand tons of copper in 2002, down from 449 thousand tons in 2001. Of this amount, 334 thousand tons were Norimet export sales (394 thousand tons in 2001), 13 thousand tons were export sales made by the Group's marketing department in Moscow (2 thousand tons in 2001) and 85 thousand tons were Russian domestic sales (53 thousand tons in 2001).

The share of copper sales to end-users increased to more than 70% of total copper sales and sales under long-term contracts to approximately 80%.

Due to the strong demand for copper and the high profitability of copper sales in Russia, the Group has pursued an aggressive sales policy that led to the increase supplies of copper and copper wire rod to the domestic market by approximately USD 90 million in 2002 (a four time increase in terms of tons of copper sold). Internationally, sales remain strongly focused on Europe, although sales to North America increased to 8% from 1% in 2001.

In 2002, the Group started to export copper wire rod, a value added product, with a higher sales price than that of cathode metal.

Palladium and platinum

In May 2002, Norimet and Almazyuvelirexport signed an agreement allowing Norimet to market palladium and platinum directly to end-users. This agreement represents a dramatic development for both the Norilsk Nickel Group and the palladium

Geographical distribution of copper sales in 2002


North America 8%
Russia 18%
Europe 74%

Geographical distribution of palladium sales in 2002


North America 13%
Asia 23%
Europe 64%

and platinum industry globally. The agreement has allowed Group to develop strong direct relationships with end-users and thereby gain valuable information about industry developments.

From May 2002, the Group started to sell palladium and platinum to global end-users directly through its London-based distribution arm, Norimet Limited. In 2002 Norimet signed 42 refined palladium and platinum supply contracts with 29 customers, including General Motors, Mitsubishi Motors and other international palladium and platinum end-users. Since then, the number of contracts with end-users for palladium and platinum has increased to over 50, including Delphi.

Norimet has made important strides to diversify its palladium customer base. While automobile producers are still the largest single component at 34% of sales to date in 2003, end-users in the dental (30%), electronics (19%), chemical (10%) and jewelry (7%) industries represent the remaining two thirds of sales.

In 2002, Norimet also diversified its sales of platinum and palladium geographically. While in 2001, practically all palladium and platinum sales had been made in Europe, in 2002 the percentage of palladium sales to Asia and North America increased to approximately 36% of the total palladium sales in 2002 (with the remaining 64% sold in Europe). The share of platinum sales to Europe reduced to 94% of total sales with nearly 6% of sales coming from North America and Asia.

The sales of palladium under medium- and long-term contracts reached 86% and the sales to end-users – 71% of the total palladium sales in 2002.

Since the Group started these efforts only in the second half of 2002, and due to its policy to avoid sales to traders on the spot market, palladium sales in 2002 decreased by 86% and platinum sales by 29%. The Norilsk Nickel Group strongly believes that this was a short-term effect while it was implementing its new palladium and platinum distribution policy. The Group expects much stronger performance going forward starting in 2003.

In June 2001, the President of the Russian Federation signed Presidential Decree 742, which allowed the export of precious metal alloys and compounds, excluding these from existing quotas for these metals in their refined state. The Group took advantage of this Decree to make a trial delivery of anodes made of jewelry alloy of platinum and iridium to the United States and to launch the production of PGM-based salts. The Group expects that from 2003 the sales PGMs-based alloys and compounds will gradually increase as a share of the total palladium and platinum sales.

Gold

The Norilsk Nickel Group sells all of the gold that it produces in Russia through agreements with Gokhran and Russian-based commercial banks at prices based on a minor discount to international gold prices. Gokhran is the division of the Ministry of Finance of the Russian Federation which purchases, stores and sells precious metals on behalf of the Russian Government.

The Group significantly increased gold sales in 2002. This was due to its decision to stockpile gold in 2001 in anticipation of the elimination of Russian export duties on gold on 1 January, 2002, and its acquisition of Polyus, Russia's largest gold producer. Since the acquisition was completed in November, the Group's financial results for 2002 consolidate only two months of Polyus gold production (approximately 128 thousand ounces from a total of 807 thousand ounces).

REVIEW OF FINANCIAL PERFORMANCE



Review of Financial Performance

IAS financial highlights[1]
(in millions of US Dollars)

	2002	2001
Gross metal sales revenue		
Nickel	1,689	1,673
Copper	718	834
Palladium	187	1,304
Platinum	387	544
Gold	113	27
Gross metal sales revenue	**3,094**	**4,382**
Cost of metal sales	(1,751)	(2,400)
Gross profit on metal sales	1,343	1,982
Selling, general and administrative expenses	(561)	(668)
Other net income/(expense)	27	(259)
Operating profit	809	1,055
Profit attributable to ordinary shareholders	584	1,235
Headline earnings[2]	315	411
Cash and cash equivalents	424	978
Property, plants and equipment	6,350	6,050
Total assets	9,743	10,859
Short-term borrowings and borrowings, including capital leases	675	2,064
Long-term borrowings, including capital leases	147	15
Share capital and reserves	7,305	6,860
Total liabilities	2,438	3,999
Capital investments	351	510
Total number of issued shares, in millions	213.9[3]	213.9[4]
Fully diluted headline earnings per share, US cents	149.5	195.1
Declared dividend per share, US cents	68[5]	74

Notes:

(1) The consolidated financial statements of MMC Norilsk Nickel were prepared in accordance with International Accounting Standards (IAS). The 2002 financial statements were audited and the 2001 results were reviewed by Deloitte & Touche.

(2) Excluding gains on embedded derivative of USD 269 and USD 824 million in 2002 and 2001, respectively.

(3) Including 3.3 million of treasury shares.

(4) Excluding 38.8 million shares that were repurchased and cancelled in accordance with a resolution of the Extraordinary Meeting of Shareholders dated 29 March 2002, and including 5.8 million of treasury shares.

(5) On 4 June 2003, the Board of Directors decided to propose to the Annual Meeting of Shareholders a dividend of 21.7 roubles, which equals USD 0.68.

Income statement

In 2002, the Norilsk Nickel Group's gross metal sales revenues totaled USD 3,094 million, a 29% decline from 2001. The main reason was a reduction in palladium and platinum sales by 86% to USD 187 million and by 29% to USD 387 million, respectively. As a result, base metals revenues increased from 57% in 2001 to 78% in 2002. Polyus was consolidated into the financial statements for the last two months of 2002 and the increase in gold sales from Taimyr Peninsula operations (by reducing its stock built up over 2001 in anticipation of cancellation of export duties on gold) led to an increase in the share of gold sales from approximately 0.6% to 3.7% of the gross metal sales revenues.

Lower revenues from palladium sales were due to a significant decline in market prices and a reduction of physical sales volume by 63%. In line with its new distribution policy, the Group stopped selling palladium to traders on the spot market, and now sells almost all its palladium to end-users. The reduction of platinum sales revenues was mainly due to the decrease of the physical sales volume by 26%.

The favorable situation in the nickel market, coupled with a minor increase in physical sales volume of 1% to 241 thousand tons, contributed to the growth of revenues from the sales of this metal by 1% in comparison to 2001. The reduction of copper sales revenues by 14% from 2001 resulted from both lower physical volumes of sales and a decrease in copper prices. In 2002, the average realized export price of nickel increased from USD 5,906 per ton to USD 6,728 per ton while the average realized export price of copper remained almost unchanged at USD 1,563 per ton.

Export sales prices of nickel and copper [1]
(in US Dollars per ton)

Metal	Average sales price	
	2002	2001
Nickel	6,728	5,906
Copper	1,563	1,559

Note:
(1) Norimet exports sales prices.

The total cost of metal sales[1] declined by 27% and amounted to USD 1,751 million in 2002. The main reason for the decrease in the total cost of production was the decrease in other costs by USD 418 million, including:

- lower physical volumes of palladium and platinum sales,
- decline in purchases from third parties by USD 305 million resulting from lower volume of Norimet operations on the spot market,
- decline in mineral resource taxes by USD 158 million due to the abolishment of the old tax, and introduction of a new tax with significantly lower taxable base and rate, and
- the Group's continuing cost-cutting efforts.

[1] Production costs are allocated amongst joint (core) products based on the following key principles. All production costs are allocated to five joint products, i.e. nickel, copper, palladium, platinum and gold. The allocation is based on direct costs or using Relative Sales Value (RSV) of joint products. RSV of joint products is calculated as the actual saleable output produced during the period multiplied by the ruling metal prices at the London Metal Exchange or London Platinum and Palladium Market over the same period. Production costs allocated to joint products are reduced by the revenue generated from the sale of by-products, i.e. cobalt, rhodium, ruthenium, iridium and silver. Production cost per unit for each joint product is calculated by dividing the net production cost related to joint product by the actual saleable output produced during the period.

Cash operating costs decreased by USD 54 million to USD 1,418 million in 2002, mainly as a result of changes in the sales structure, a reduction of the physical output of principal metals, and the implementation of cost-cutting measures.

The structure of cash operating costs has almost not changed in 2002, with the two most significant items labor and consumables and spares contributing for approximately 38% and 41% of the total cash operating costs, respectively.

USD 2,916 per ton against USD 2,907 per ton in 2001. The cost of production per ton of nickel in the Kola Peninsula increased from USD 4,004 per ton in 2001 to USD 4,465 per ton in 2002. The cost of nickel production by both divisions remained at a low industry level, which guaranteed high competitiveness in the world market.

The cost of copper production increased in the Taimyr Peninsula from USD 638 per ton in 2001 to USD 756 per ton in 2002 and in the Kola Peninsula from USD 846 per ton to USD 1,032 per ton respectively.

Breakdown of cash operating costs
(in millions of US Dollars)

	2002		2001	
Consumables and spares	586	41%	584	40%
Labor	545	38%	589	40%
Utilities	94	7%	73	5%
Insurance	51	4%	56	4%
Platinum group metals toll refining cost	47	3%	52	3%
Repairs and maintenance	45	3%	67	5%
Tailing pipe maintenance and moving	36	3%	30	2%
Sundry	14	1%	21	1%
Total	**1,418**	**100%**	**1,472**	**100%**

Costs of consumables and spares, a significant part of cash operating costs, remained almost the same and amounted to USD 586 million in 2002 (USD 584 million in 2001).

As a result of employee reductions and linking wages to productivity, as agreed in the Group's Collective Agreement with trade unions, in absolute terms the total labor costs as part of cash operating costs reduced from USD 589 million in 2001 to USD 545 million in 2002. In 2002, the average number of employees of the Group was 84,086 (taking into account consolidation of Polyus for the last two months of the year, the total average number of employees was 84,545). Compared to 2001, the total number of employees was reduced by 5,313 employees, or 6%.

In 2002, the cost of nickel production in the Taimyr Peninsula did not change, amounting to USD 2,916 per ton against USD 2,907 per ton in 2001.

The principal reason for the increase in the unit cost of production of nickel and copper was the decrease in the price of palladium, which lowered the amount of costs allocated to this metal under joint product accounting. In addition, the growth in the cost of copper production was caused by higher copper scrap prices in 2002.

The cost of production per troy ounce of gold in the Taimyr Peninsula increased by USD 47 per troy ounce to USD 180 per troy ounce in 2002. The cost of production per troy ounce of gold at Polyus in 2002 was USD 113.

As a result of fixed assets additions in 2002, amortization of operating assets slightly increased from USD 370 million in 2001 to USD 386 million.

In 2002, the Group recognized gains on derivatives transactions totaling USD 215 million, which includes:

- gain on embedded derivative of USD 269 million (2001 — USD 824 million), resulting from the repayment and revaluation of the loan from the Ministry of Finance of the Russian Federation, and
- total loss on metal trading in the spot market in the amount of USD 54 million (2001 – USD 9 million).

ings margins grew from 9% to 10% in 2002, quite an accomplishment given the significant decrease in revenues.

As a result of changes in accounting for direct and indirect costs included in the calculation of taxable income in 2002, the profit tax payments were significantly lower than those that would have been made, if such changes to the Russian accounting system had not taken place.

Unit cost of production per metal

Metal	Taimyr Peninsula		Kola Peninsula		Severo-Eniseysk
	2002	2001	2002	2001	2002
Nickel *(in US Dollars per ton)*	2,916	2,907	4,465	4,004	–
Copper *(in US Dollars per ton)*	756	638	1,032	846	–
Gold *(in US Dollars per troy ounce)*	180	133	–	–	113

During 2002, the Group's selling, general and management expenses also decreased from USD 668 million to USD 561 million, which was mainly due to the reduction of export customs duties by USD 90 million resulting from a decrease in the nickel export duty and a decline in export sales volumes of palladium and platinum.

Other non-operating expenses declined by USD 99 million to USD 146 million in 2002 due to the decrease in costs of maintenance of social sphere facilities that were transferred to municipal ownership and a decrease in donations made.

Profit attributable to ordinary shareholders amounted to USD 584 million in 2002, a decrease from USD 1,235 million in 2001. The main cause for the drop was the much larger fair value gains on embedded derivative in 2001 and the drop in gross metal revenue sales in 2002.

The headline earnings (calculated as net profit after taxes adjusted for fair value gains on embedded derivative) were USD 315 million in 2002 as compared to USD 411 million in 2001. Headline earn-

Balance sheet

The Norilsk Nickel Group took important steps to improve the structure of its current assets and liabilities in 2002. The Group decreased inventories by USD 276 million to USD 1 836 million, trade accounts and other receivables by USD 227 million to USD 356 million, and other current assets by USD 376 million to USD 668 million. The Group's other current liabilities decreased from USD 2,193 million to USD 1,020 million including the settlement of the loan from Ministry of Finance.

The Group also used its strong cash flows generated from operating activities and reduced working capital requirements to repay short-tern borrowings. In 2002, it reduced short-term borrowings by USD 725 million to USD 382 million and entered into long-term borrowing contracts with more attractive terms and conditions. Among these was the three year loan for USD 200 million from a syndicate of Western banks using 60 thousand tons of nickel inventories as security.

Property, plant and equipment increased by USD 300 million as a result of the Group's capital expenditure program and its acquisition of Polyus.

The Group's share capital and reserves increased by USD 445 million to USD 7,305 million.

Cash flow

In 2002, the Norilsk Nickel Group generated strong operating cash flows, allowing it to invest in its operating assets and make certain strategic acquisitions while producing positive cash flows before financing activities for the first time in recent years.

Cash flows from operating activities increased by USD 488 million to USD 603 million as a result of the cost-cutting initiatives and working capital improvements mentioned above.

Cash flows used in investing activities increased by USD 154 million to USD 464 million, resulting mainly from the Group's purchase of property, plant and equipment for USD 351 million, the acquisition of Polyus for USD 233 million (in hyperinflation adjusted US Dollars) and proceeds from sales of certain non-core assets, including Novolipetsk Steel, for a combined USD 189 million (in hyperinflation adjusted US Dollars).

Cash flows used in financing activities increased to USD 625 million in 2002, as a result of the restructuring of its borrowings mentioned above and the Group's payment of dividends to shareholders.

As a result, the Group's cash position for the year reduced by USD 554 million to USD 424 million (not taking into account bank overdrafts).

REVIEW OF CAPITAL INVESTMENTS



Review of Capital Investments

In 2002, the Norilsk Nickel Group invested in a number of projects, including:

- the construction and commissioning of raw material base facilities ensuring timely replacement of decommissioned facilities and preservation of the current value of the extracted ores,
- upgrade and technical re-equipment of capacities related to the ore enrichment processes and metallurgic processes,
- implementation of automatic systems for the management of technological processes,
- performance of environment protection activities to reduce emission and improve natural environment.

As part of its plans to optimize costs and capital investments, the Norilsk Nickel Group decreased capital investments by 31% from USD 510 million in 2001 to USD 351 million in 2002. Capital investments into production facilities reduced by 26% from 2001 to USD 233 million, or 66% of the total volume of capital construction. Other investments reduced by almost USD 80 million to USD 118 million.

Structure of the Group's capital investments per IAS[1]
(in millions of US Dollars)

Purpose	2002	2001
Production facilities		
Mining	117	117
Enrichment	20	47
Metallurgy	45	70
Energy	28	36
Auxiliary facilities	23	42
Total production facilities	**233**	**313**
Other investments	118	197
Total capital investment	**351**	**510**

Note:
(1) Increase of construction in progress in the property, plant and equipment on the Group's balance sheet.

Mining

Taimyr Peninsula
The Norilsk Nickel Group invested a total of USD 117 million in the development of its mining operations in 2002, the same amount as in 2001. Of this, USD 20 million was invested in the Taimyrsky mine, USD 21 million in the Oktyabrsky mine, and USD 34 million in the Komsomolsky mine.

At the Taimyrsky mine, investments were used for the reconstruction and stripping of new horizons. At the Oktyabrsky mine reserves were developed and cuprous ores were stripped, prepared and developed. Investments in the Komsomolsky mine were used mainly for the construction of the Skalistaya mine and replacement of decommissioned facilities.

Kola Peninsula
In 2002, the Group's largest mining investments in the Kola Peninsula consisted of USD 3 million for the stripping and development of ore reserves at 620 and 740 meters below ground at the Severny mine, and USD 18 million on continuing construction of the underground Severny-Gluboky mine.

Enrichment

Taimyr Peninsula

The Norilsk Nickel Group invested USD 9 million in the Norilsk Enrichment Plant to install gravitation processing for discarded tailings in Nelson apparatuses. Also, the Group reconstructed the Plant's ore preparation complex and installed two modern mills in the crushing and floatation workshop.

The Group implemented an improved selective/collective process of enrichment of rich and cuprous ores at the Talnakh Enrichment Plant. The full implementation of this process will provide an increase in recovery rates of copper to copper concentrates by 4% and of nickel to nickel concentrates by 3%, without reducing the quality of the concentrates or losses of base and precious metals with discard tailings.

Kola Peninsula

In the Kola Peninsula, the Group invested USD 5 million during 2002 to reconstruct Enrichment Plant No. 1 to increase nickel content in concentrates to between 9-10%.

Metallurgy

Taimyr Peninsula

In 2002, the Norilsk Nickel Group reconstructed part of one of the flash smelters at the Nadezhda Metallurgical Plant. The reconstruction of the line will be completed in 2003, and will provide for an increase in the smelting rate of the nickel concentrate to one million tons per year.

Kola Peninsula

In 2002, the Severonickel Combine put into operation a technological system of cathode copper production, containing the following processes:

- roasting of copper concentrate in two fluidized-bed furnaces;
- leaching of copper concentrate cinder; and
- electrolytical extraction of copper.

The implementation of these processes will increase the capacity to produce cathode copper by 15 thousand tons, will balance capacities for the production of anode and cathode copper and will improve the technical and economical performance of copper production.

The Pechenganickel Combine placed into operation two new LAROX filter presses in the roasting workshop.

Energy

Taimyr Peninsula

In 2002, the Norilsk Nickel Group continued construction at the Pelyatka gas condensate deposit in the Taimyr Peninsula. The Group has already placed in operation the first four wells of the field and expects the field's 11 wells to be fully operational by 2006. When fully operational, the Pelyatka deposit is expected to provide for the daily needs in gas supplies for the Taimyr Peninsula operations through at least 2010.

• ECOLOGICAL PROGRAMS • MMC NORILSK NICKEL

Commitment to Environmental Protection

The Norilsk Nickel Group is committed to mitigating the environmental impact of all of its operations.

The Group has developed and approved a Production Plan to 2015 detailing the investments that the Group will make in the next few years to address, among other things, its strategy towards environmental protection. In 2002, the Group started making certain of these investments, including the upgrade of certain ecologically-unfriendly and outdated equipment, installation of equipment to capture harmful air and water emissions and systems reducing wastage, and the use of higher quality raw materials.

During 2002, these investments, and other measures taken by the Group, led to the reduction of sulfur dioxide emissions by 4.1% and 12.4% in the Taimyr and Kola Peninsulas, respectively.

During 2002, the Group also started the process of implementing an integrated system of quality and environment protection management. In time, the Group intends to have all of its operations meeting the international standards requirements of ISO 9001:2000 and ISO 14001:1996. Kola MMC is currently in the process of certifying its quality management system.

Taimyr Peninsula

The Group's Production Plan to 2015 focuses on the following strategies for mitigating the ecological impact of its operations in the Taimyr Peninsula:

- reduce the amounts of sulfur reaching the metallurgical processes by:
  - changing the structure of ores mined, with cuprous ores replacing disseminated ones, and
  - implementing technological solutions allowing for a more extensive extraction of pyrrothite (a sulfur containing mineral) into production tailings during the enrichment process.
- increase the utilization of sulfur coming from "rich" gases, generated during metallurgical processes by:
  - closing down the Sinter Plant and the smelting facilities of the Nickel Plant, which emit sulfur in the form of hard-to-capture "poor" gases,
  - the reconstruction of the pyrrho-metallurgical facilities at the Copper and Nadezhda Metallurgical Plants, allowing the transfer of 80% of sulfur into "rich" gases, and
  - construction of facilities for the utilization of sulfur in "rich" gases at the Copper and Nadezhda Metallurgical Plants.

During 2002, the Group continued investing in the following:

- ***Nickel Plant:*** installation of natural gas conversion equipment in the roasting workshop,
- ***Copper Plant:*** construction of a two-zone Vanukov furnace, with gas cooling technology, the installation of equipment to filter of emitted gases (by Boliden Kontec AB), and equipment to filter moist gases,
- ***Nadezhda Metallurgical Plant:*** reconstruction of one of the flash smelters, reconstruction of the technological aspiration gases evacuation system and reconstruction of the gas filtering in the smelting and roasting sections, and
- ***Other:*** construction of a metal scrap utilization plant.

Kola Peninsula

The Group has entered into an agreement with the Norwegian government aimed at reducing sulfur dioxide emissions in the Kola Peninsula. In accordance with this agreement, the Group is currently reconstructing certain metallurgical facilities at the Pechenganickel and Severonickel Combines. The program's budget is USD 92 million, of which USD 30 million is in the form of a grant provided by the Norwegian government, USD 30 million is a loan with favorable terms and conditions from the Nordic

Bank and the remainder are funds to be invested by the Group.

The Group complies with the guidelines of the Convention on Trans-Border Air Pollution and Russian environment laws and regulations. In fact, the Kola Peninsula operations met the targets set by the Convention significantly ahead of schedule.

The program includes the following:

- increasing the nickel content in concentrates produced at Pechenganickel's Enrichment Plant No.1 to between 9-10%,
- the installation of "briquetting" technology at Pechenganickel's roasting workshop,
- the reconstruction of Pechenganickel's smelting workshop (including the construction of an oxygen workshop), and
- certain other investments at Severonickel.

Severo-Eniseysk (Polyus)

Polyus does not present significant ecological concerns due to its modern facilities and technologies.

Preservation of rare species

In 2002, the Group sponsored the state nature reserve "Putoransky" and a non-profit partnership "Working group on wild geese in the North Eurasia", a research and rare birds' protection organization, dedicated to the preservation of their natural habitat in Siberia. In particular, the Group provided financial support for the project dedicated to the preservation of the Taimyr population of the smallest Artic goose, piskulka, which is listed in the International Red Book and in the Russian Red Book. The small white-fronted wild goose has become the symbol of the Group's environmental programs.

OVERVIEW OF HUMAN RESOURCES, LABOR RELATIONS, AND SOCIAL POLICIES



Overview of Human Resources, Labor Relations, and Social Policies

During 2002, the Norilsk Nickel Group developed new personnel policies, facilitating the efficient implementation of Production Plan to 2015, socially responsible restructuring and development of a new operating model for its principal locations, all based on mutual responsibility and sustainable development.

The efficiency of the Group's human resources and social policies were highly regarded by the public and the Russian Government. In 2002 the Group received the "Personnel qualification, training and professional re-training" award at a national competition "Highly socially oriented company in Russia" organized by the Russian government and labor unions.

Transfer of social sphere infrastructure assets

In 2000 and 2001 most of social sphere infrastructure assets located in the city of Norilsk (housing stock, infant schools and other assets) were transferred from the Group's balance sheet to municipal ownership. The city of Norilsk began financing these assets from its local budget in 2002.

The Group's continued support and development of the social sphere is vital for the population of the region, as such the Group made certain voluntary contributions to sustain these assets in 2002.

Social programs

The Norilsk Nickel Group offers certain social programs for its employees designed specifically for the industry and locations where they work. The Group's social programs indicate the priorities of its social policy such as investments in personnel development and health protection.

Recreation programs

Employees are offered access to certain sanatorium-and-spa treatments and health protection programs. These are designed taking the Far North's climatic conditions and the Group's continuous production cycle at the majority of its production facilities into account. In 2002, almost one third of the Group's employees and their family members went on vacations under resort medical treatment and healthcare programs, of which, 90% were treated in the Group's resorts and health spas. Approximately 25 thousand employees received vacation packages with discounts. More than three thousand children of employees went on vacations to the Black Sea, Moscow and Krasnoyarsk regions.

The Group organizes mass athletic and sporting events, as well as traditional mass sports days, to improve its employees' health. In 2002, about one fourth of all employees of the Group participated in such athletic events.

Socially responsible restructuring

During 2002, the Polar Division of MMC Norilsk Nickel introduced new social programs, aimed at optimizing the size and structure of its labor force. During 2002, 1,243 retired employees of the Polar Division relocated to the other regions in Russia with a better climate. These retired employees were offered "Six Pensions" and "Lifetime Professional Pension" programs, providing them with additional pension payouts.

In 2002, more than two thousand of the Group's former employees received financial support upon their retirement and relocated from the Far North to other regions in Russia.

Kola MMC employees with more than 15 years of service also receive lump sum benefits upon retirement. In 2002, cash benefits were provided to more than 250 retired employees. This helped to resolve the task of optimizing the employee age structure.

In December 2002, the Polar Division of MMC Norilsk Nickel launched a new "Joint Corporate Pension" program. The program provides for the joint provision of resources by the employees and the Group to finance retirement pensions, as well as relocation to the "Mainland". The program is offered mainly to highly-skilled employees.

Personnel development

The Norilsk Nickel Group provides effective remuneration packages to its employees. In 2002, the Group developed a new system of employee motivation aiming to achieve the goals set in the Production Plan.

Striving to increase labor productivity, the Group stimulates development and implementation of initiatives improving the organization of work. A highly professional and responsible work force allows the Group to introduce positions with multiple professional responsibilities.

Existing training and professional re-training programs efficiently facilitate technical upgrades and improvements in the organization of work. There are more than 200 corporate professional training programs available to the Group's employees. In 2002, more than 24 thousand employees attended training, qualified for a second or third profession or improved their professional qualifications.

In line with its Production Plan, the Group puts a special emphasis on the development of management. A new approach was introduced in 2002 based on competitive application process and new approaches to professional training and promotion of managers.

During 2002, approximately 7,500 managers and specialists received professional re-training in Russia and abroad. In order to study international experience, prospective employees are sent for training to industry leaders in mining and metallurgy.

The Group's production subsidiaries are significant employers in areas in which they operate, and run socially responsible and efficient hiring policies. In 2002, the Group developed and launched "Professional shift" and "Intern" programs, which provide testing and professional education for trainees in a close to real-life working environment. As a result, efficiency of recruitment and professional qualification of new hires have increased substantially.

Relations with trade unions and other public organizations

In May 2001, the Norilsk Nickel Group entered into a Collective Agreement with trade unions, representing its employees, as a means to resolve social and labor concerns.

On 25 October 2002, an employee conference declared that the Group was adhering to the terms and conditions of the Collective Agreement. At the same time, however, two trade unions, the Association of Trade Unions of MMC Norilsk Nickel and the Federation of Trade Unions of MMC Norilsk Nickel initiated a number of additional demands, including higher wages and longer vacations. These demands caused a collective labor dispute which the Group managed to resolve, avoiding a strike at its operations.

The labor dispute was terminated at an employee conference held on 12 March 2003. Consequently, employees agreed to discuss social and labor issues within the context of a larger social dialogue with the Group.

As part of the effort to increase interaction with employees on social and labor issues, the Group is developing the Group's Social Development Concept to 2015 to coincide with the Group's Production Plan to 2015.

There are a number of public organizations functioning at the Group, including the "Council of brigade-leaders", youth association "Leader", association of veterans and others, which represent interests of different employee groups and assist in the promotion of social partnership within the Group. The "Council of brigade-leaders" together with the Group's management concentrates on development initiatives on working conditions and organizational improvements. Youth associations protect the interests and promote professional growth of young employees.

Charity

The Norilsk Nickel Group pays significant attention to the creation of conditions for stable social development in the regions where its operations are located through the implementation of special programs. The main principles of the Group's regional social policy are systematic approach, cooperation with local authorities and public communities, support of socially vulnerable members of population.

In the Taimyr Peninsula, the Group offered a program of assistance for the relocation of the certain citizens of the city of Norilsk from emergency and poor quality apartments to apartments of a higher quality. During 2002, about 250 families benefited from this program and moved to new apartments.

During 2002, the Group sponsored the educational institutions of the Norilsk region, Taimyr Autonomous District and Murmansk region through the financing of their capital renovations and purchase of equipment. The Group supports orphanages in Norilsk and Dudinka, Antipin's Children's House, the Cadet Corps of Norilsk for talented orphans, children from socially unprotected families and other special institutes.

The Group provides assistance to veteran unions, societies for the disabled and other social unions, which have a positive influence on local communities (such as tackling drug problems, protection of interests of socially vulnerable categories of population. etc).

In order to secure social stability in its operating regions , as well as to maintain accessibility and quality of social services for local communities, the Group in 2002 launched the "Program of assistance to employees in education, healthcare, culture and sports of Norilsk region". In addition to financial support to government employees, the Group provided assistance to the local administration for the development of standards for pricing of social services taking into account conditions in the Far North. This program is expected to improve efficiency of the local social infrastructure.

The Group's employees also benefited from this charitable activity, including, through the Pensioners' Benefit Fund, about 8.5 thousand retired employees, who now live in the "Mainland" who received quarterly material assistance in 2002.

During 2002, the Group continued to provide assistance to the native population of the Taimyr Autonomous District. The Group purchased and shipped to regional villages sundry medical equipment for polyclinics and hospitals. The village libraries received 38,000 books from the Group. On "Reindeer Breeders and Fishermen Day" the Group awarded the best breeders and fishermen with snowmobiles, boats and other equipment. The Group participates in the local administration's projects supporting traditional handicrafts and the tundra population of the Taimyr Peninsula.

The Group's social responsibility policy is based on the principle of mutual responsibility and sustainable development. The Group seeks to build a relationship with its employees and environment, based on this key principle.

Share Capital and Share Prices

Restructuring

In 2002, the Norilsk Nickel Group completed a major corporate restructuring. Initiated in 2000, the restructuring was aimed at creating a more efficient financial and corporate structure by shifting the Group's capitalization center from RAO Norilsk Nickel to MMC Norilsk Nickel.

The restructuring was implemented through the issue of additional common shares of MMC Norilsk Nickel through a closed subscription among RAO Norilsk Nickel shareholders in exchange for common and/or preferred shares of RAO Norilsk Nickel.

At the Extraordinary General Meeting of Shareholders of the Norilsk Mining Company held on 21 February, 2001, shareholders approved the change of the company's name to Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel (MMC Norilsk Nickel) and adopted a new Charter (with the new company name and increasing the Company's charter capital, in connection with a successful placement of 122,301,272 additional common shares and registration of the equity issue results by the Federal Commission on Securities Market of Russia on 15 February, 2001). On this date, the shareholders also approved an increase in the Company's charter capital by placing 135,113,137 additional common shares through a closed subscription among RAO Norilsk Nickel shareholders and re-elected the Board of Directors.

Completed in 2001, these steps resulted in shareholders exchanging 96.9% of their RAO Norilsk Nickel shares for shares of MMC Norilsk Nickel. As part of the restructuring, RAO Norilsk Nickel issued Level-1 American Depository Receipts (ADRs) for approximately 15% of its shares to accommodate foreign shareholders. At the same time, MMC Norilsk Nickel shares were listed on the leading Russian stock exchanges, RTS and MICEX, and started trading over the counter in ADR form.

As the next step of the restructuring, an Extraordinary General Meeting of Shareholders held on 29 March, 2002, approved by a majority vote the reduction of the charter capital of MMC Norilsk Nickel through the repurchase and redemption of 38,761,525 shares held by RAO Norilsk Nickel (the "cross ownership" shares).

Through the repurchasing and cancelling the cross ownership shares, the charter capital of MMC Norilsk Nickel was reduced to 213,905,884 roubles (213,905,884 common shares with a nominal value of 1 rouble each). From 17 January to 17 July, 2002, MMC Norilsk Nickel offered outstanding RAO Norilsk Nickel shareholders the opportunity to swap their shares for MMC Norilsk Nickel shares. During this period, RAO Norilsk Nickel shareholders exchanged an additional 2,544,277 shares resulting in MMC Norilsk Nickel now owning 98.3% of RAO Norilsk Nickel.

Share capital and share prices

As of 1 January 2002, the charter capital of MMC Norilsk Nickel comprised 252,667,409 common shares with a par value of 1 rouble each, which was subsequently reduced to to 213,905,844 upon the repurchase and redemption of 38,761,525 shares held by RAO Norilsk Nickel in the Company (see the section above).

MMC Norilsk Nickel shares are traded on the RTS electronic exchange and MICEX, the leading stock exchanges in Russia, under the tickers GMKN RU and GMKN4(5) RM, respectively.

In June 2001, MMC Norilsk Nickel signed a depository agreement with the Bank of New York, initiating an issue of Level-1 ADRs for MMC Norilsk Nickel shares (ADRs convert into common shares at a ratio of one to one). Custodial services for ADR transactions are rendered by ING Bank (Eurasia). ADRs are actively traded over the counter in the United States ("Pink Sheets" at NASDAQ), Great Britain (OTC section of the London Stock Exchange) and Germany (Berlin stock exchange), under the tickers NILSY US, MNOD LI, NNIR GR, respectively. From the beginning of the program, the number of ADRs in circulation increased by 12% and amounted on 31 December 2002, to 37.6 million, approximately 17.6% of the MMC Norilsk Nickel's charter capital.

MMC Norilsk Nickel is a constituent of key Russian stock indices, such as RTS, Interfax, Moscow Times, AK&M, as well as the stock indices of certain leading international investment institutions and stock exchanges, including the MSCI, CSFB, HSBC and the Bank of New York.

MMC Norilsk Nickel share price on RTS*
(in US Dollars)

	Minimum	Maximum	At end of the period
1998	0.25	6.70	0.40
1999	0.42	7.00	7.00
2000	6.10	12.05	7.30
2001	6.50	20.85	17.02
2002			
1st quarter	15.00	21.97	21.80
2nd quarter	19.05	25.00	20.80
3rd quarter	16.50	22.85	16.50
4th quarter	16.50	21.50	20.25

ADR prices at the London Stock Exchange

	Minimum	Maximum	At end of the period
2001	10.90	17.05	17.00
2002			
1st quarter	15.03	22.00	21.90
2nd quarter	18.90	24.85	20.90
3rd quarter	16.40	23.20	16.40
4th quarter	16.35	21.27	20.00

ADR price on electronic OTC section of Nasdaq

	Minimum	Maximum	At end of the period
2001	10.71	17.50	17.25
2002			
1st quarter	14.90	22.25	22.25
2nd quarter	18.75	24.75	20.90
3rd quarter	16.45	23.02	16.45
4th quarter	16.40	21.30	20.18

* Before the 4th quarter of 2001, the stock prices reflect the prices of RAO Norilsk Nickel shares. After the 4th quarter of 2001, the stock prices reflect the prices of MMC Norilsk Nickel shares.

MMC Norilsk Nickel stock price and main industry indices
(In USD for MMC Norilsk Nickel shares; indices are marked to MMC Norilsk Nickel share prices)


26,00
24,00
22,00
20,00
18,00
16,00
14,00
01.01.02
01.02.02
01.03.02
01.04.02
01.05.02
01.06.02
01.07.02
01.08.02
01.09.02
01.10.02
01.11.02
01.12.02
MMC Norilsk Nickel in RTS
Morgan Stanley — Worldwide metal and extraction companies index
HSBC — Global mining companies index
HSBC — Global nickel producers index
HSBC — Global platinum producers index

MMC Norilsk Nickel major shareholders[1]

(Shareholders holding over 1% of MMC Norilsk Nickel shares as at 14 May 2003)

Shareholder	Total number of shares held,'000	% of the total number of shares issued
Bektanco Holdings Co. Limited[2]	26,738.2	12.50%
Dimonsenco Holdings Co. Limited[3]	26,738.2	12.50%
Pharanco Holdings Co. Limited[2]	26,738.2	12.50%
Rinsoco Trading Co. Limited[3]	26,738.2	12.50%
The Bank of New York International Nominees[4]	21,501.4	10.05%
«ZAO Credit Suisse First Boston Securities»[4]	20,491.3	9.58%
ZAO «Holding Company Interros»[5]	15,298.8	7.15%
LLC «Invest-Logica»[6]	8,647.3	4.04%
Terpaly Holdings Co. Limited	4,493.9	2.10%
ZAO «Interros Estate»[4]	4,266.1	1.99%
Safiser Investments Ltd[7]	3,263.4	1.53%
Total	**184,915.1**	**86.44%**

Notes:

(1) In total, the MMC Norilsk Nickel shareholders are comprised of 71,080 individuals, 106 companies and 25 nominees.

(2) Beneficially owned by Vladimir O. Potanin.

(3) Benefically owned by Michael D. Prokhorov.

(4) The shares are held by ING Bank (Eurasia) ZAO as nominee (ADR program).

(5) Comprised of 15.1 million shares held by ING Bank (Eurasia) ZAO as nominee and 0.2 ,million shares held by ZAO Depository Clearing Company as nominee.

(6) Comprised of 7.6 million shares held by ZAO Depository Clearing Company as nominee and 1.1 million shares held by the non-profit partnership National Depository Center as nominee.

(7) This company is an affiliated party of MMC Norilsk Nickel. The shares are held by AKB Rosbank as nominee.

CORPORATE GOVERNANCE REPORT



Board of Directors of MMC Norilsk Nickel[*]

	Full name	Job title/brief biography
	Andrey A. **Klishas**	**Chairman of the Board of Directors since 2001.** Since 2001 — General Director and Chairman of the Management Board of ZAO "Holding Company Interros", member of the Board of Directors at OAO "Federal Contracting Corporation "Roskhlebprodukt". Since 2000, member of the Board of Directors at OAO "AKB Rosbank". From 2000 to 2001, member of the Board of Directors, OAO "Sidanko". Since 2002, member of the Board of Directors at ZAO "APK Agros", OAO "Energomashexport — Power machines". Mr. Klishas is 30.
	Sergey V. **Aleksashenko**	**Member of the Board of Directors since 2002.** Since 2000 - member of the Management Board and Deputy General Director at ZAO "Holding Company Interros". Since 2002 – Chairman of the Board of Directors of OAO "Energomashexport – Power Machines", member of the Board of Directors of ZAO "APK Agros", AKB Rosbank, Rusia Petroleum. From 1995 to 1998 – First Deputy Chairman of the Central Bank of the Russian Federation. Mr. Aleksashenko is 43.
	Andrey E. **Bugrov**	**Member of the Board of Directors since 2002.** Since 2002 – Chairman of the Board of Directors and President of OAO "AKB Rosbank", Deputy Chairman of the Board of Directors of ZAO "Holding Company Interros", member of the Board of Directors of OAO "Energomashexport – Power machines". From 1993 to 2002 – representative of the Russian Federation with the World Bank group, executive director of MBRD and IFC. Mr. Bugrov is 51.
	Guy **de Selliers**	**Member of the Board of Directors since 2002.** Since 1997 – member of the Board of Directors of Solvay S.A. Since 2001 - member of the International Advisors Board, Fortis Group, and member of the Board of Directors of OAO "Wimm Bill Dann". From 1998 to 2001 – Chairman of the Eastern Europe Division of Fleming/JP Morgan/Chase. Mr. de Selliers is 50.
	Vladimir I. **Dolgikh**	**Member of the Board of Directors since 2001.** Chairman of the Board of "Krasnoyarskoe Zemliachestvo" Society. Mr. Dolgikh is 78.

	Full name	Job title/brief biography
	Larisa G. **Zelkova**	**Member of the Board of Directors since 2001.** Since 1998 – PR Director of ZAO "Interros Holding Company" and a member of the Board of Directors of ZAO "Publishing House "Komsomolskaya Pravda". Since 1999 – member of the Board of ZAO "Prof-Media". Ms. Zelkova is 34.
	Vladimir S. **Lisin**	**Member of the Board of Directors since 2002.** Since 1998, Chairman of the Board of Directors of OAO "Novolipetsk Metal Works". Since 2001, member of the Board of Directors of Zenit Bank. Mr. Lisin is 46.
	Leonid B. **Rozhetskin**	**Member of the Board of Directors since 2002.** Deputy Chairman of the Management Board and Adviser to the General Director of MMC Norilsk Nickel. Member of the Board of Directors at LV Finance, ZAO "Sonic Duo", OAO "MegaFon". Former co-founder and Managing Director of Renaissance Capital. Mr. Rozhetskin is 36.
	Ekaterina M. **Salnikova**	**Member of the Board of Directors since 2001.** Since 1998, Director for Corporate Governance at ZAO "Holding Company Interros". Since 2000 — member of the Board of Directors of OAO "Energomashexport — Power Machines", ZAO "Prof-Media". From 2000 to 2001, member of the Board of Directors of OAO "Sidanko". Ms. Salnikova is 46.

Note:

(1) The Board of Directors was elected by the Annual Meeting of Shareholders on 30 June, 2002. The following directors were newly elected to the Board of Directors: Andrey E. Bugrov, Guy de Selliers, Vladimir S. Lisin and Leonid B. Rozhetskin. The other five directors were re-elected.

Management Board of MMC Norilsk Nickel

	Full name	Job title/brief biography
	Mikhail D. **Prokhorov**	**General Director and Chairman of the Management Board.** Former Chairman of the Management Board at AKB Uneximbank and member of the Board of Directors at ZAO "Holding Company Interros", OAO "AKB Rosbank" and ZAO "International Finance Company". Mr. Prokhorov is 37.
	Johnson T. **Khagazheev**	**First Deputy General Director and First Deputy Chairman of the Management Board.** Prior to 2002, General Director of the Polar Division of MMC Norilsk Nickel. Member of the Board of Directors of OAO "Kola MMC" and OAO "Krasnoyarsk Precious Metals Refining Plant". Mr. Khagazheev is 62.
	Igor A. **Komarov**[1]	**Deputy Chairman of the Management Board and Deputy General Director.** Member of the Board of Directors of OAO "AKB Rosbank". Until 2001, deputy Chairman of the Management Board of OAO "AKB Savings Bank of the Russian Federation" (Sberbank). Mr. Komarov is 38.
	Yuri A. **Kotlyar**	**Deputy Chairman of the Management Board.** General Director and Chairman of the Management Board of RAO "Norilsk Nickel", Former General Director of Gypronickel. Former First Deputy Chairman of Roskomdragmet. Mr. Kotlyar is 64.
	Jokves I. **Rozenberg**[1]	**Deputy Chairman of the Management Board and Deputy General Director.** Member of the Board of Directors of OAO "Norilskgazprom", Chairman of the Scientific and Technological Council of MMC Norilsk Nickel. Mr. Rozenberg is 59.
	Leonid B. **Rozhetskin**[2]	**Deputy Chairman of the Management Board and Adviser to the General Director. Member of the Board of Directors of MMC Norilsk Nickel.** Member of the Board of Directors at LV Finance, ZAO "Sonic Duo", OAO "MegaFon". Former co-founder and Managing Director of Renaissance Capital. Mr. Rozhetskin is 36.
	Maxim V. **Finsky**	**Deputy Chairman of the Management Board and Deputy General Director.** Member of the Board of Directors of OAO "Murmansk Sea Shipping". Former Chairman of Board of Directors of OAO "Confectionary Concern Babaevsky" and member of the Board of Directors of AKB International Finance Company. Mr. Finsky is 36.

[1] Appointed to the Management Board in 2002. [2] Member of the Board of Directors of MMC Norilsk Nickel.

Members of the Management Board and the Board of Directors — equity ownership

Full name/position	Number of shares held	% of the total number of shares issued
Michael D. Prokhorov, General Director and Chairman of the Management Board	800,000[1]	0.374[1]
Johnson T. Khagazheev, First Deputy General Director, First Deputy Chairman of the Management Board,	37,400	0.01748
Yuri A. Kotlyar, Deputy Chairman of the Management Board	358	0.00017
Jokves I. Rozenberg, Deputy Chairman of the Management Board	897	0.00042
Sergey V. Aleksashenko, Member of the Board of Directors	20,000	0.00935
Vladimir I. Dolgikh, Member of the Board of Directors	479	0.00022
Total shareholding	**858,237**	**0.40164**

Note:
[1] Not including shares in beneficial ownership (see page 72).

Statement on corporate governance

In 2002, MMC Norilsk Nickel declared its intention to adhere to the standards and recommendations in the area of corporate governance laid out in the Code of Corporate Governance issued by the Federal Commission for the Securities Market of the Russian Federation (FCSM Code). MMC Norilsk Nickel's shareholders approved the changes to the charter bylaws of the Company to ensure compliance with the FSCM at the Annual General Meeting of Shareholders held on 30 June, 2002. The Company published a Report on Corporate Governance in its Quarterly Report for the fourth quarter of 2002 filed with the FCSM.

The efforts of MMC Norilsk Nickel have been recognized by the Investors Protection Association of Russia, who awarded the Company for the most significant improvement in corporate governance in 2002.

The FCSM Recommendations are categorized as follows, the General Meeting of Shareholders, Board of Directors, executive bodies, corporate secretary, major corporate actions, disclosure of information, control over financial and economic operations, dividends and resolution of corporate conflicts. Except for a number of provisions and recommendation of the Code described at the end of this report, the Company follows all significant provisions and recommendations of the FCSM Code. The principal provisions on the implementation of the FCSM Code are given below.

General Meeting of Shareholders

The procedures for the General Meeting of Shareholders of the Company is regulated by "The Provisions of the General Meeting of Shareholders of MMC Norilsk Nickel", which was approved by the Annual General Meeting of Shareholders on 30 June 2002.

The Company seeks to ensure equal participation of all shareholders in meetings, giving them prompt notice of meeting, as well as to provide the shareholders with full and prompt information necessary to make decisions on issues included in the agenda.

Under the Federal Law "On Joint Stock Companies" and the recommendations contained in

Chapter 2 of the FCSM Code, the following decisions may be made only by a three-quarter majority vote of the General Meeting of Shareholders:

- Placement of the Company's shares (securities convertible into shares) through a closed subscription,
- Placement of common stock through an open subscription in an amount exceeding 25 percent of outstanding common shares.

Notices of the General Meeting of Shareholders, including time, venue and format of the meeting, agenda, annual reports and protocols of the General Meetings of Shareholders are available on the Company's Internet site.

Board of Directors

Pursuant to the Federal Law "On Joint-Stock Companies", the Board of Directors of MMC Norilsk Nickel is elected by the Annual General of Meeting Shareholders for one year. The Board of Directors consists of 9 people.

The Annual General Meeting of Shareholders of MMC Norilsk Nickel held on 30 June, 2002 elected a new Board of Directors of the Company. The following five board members were re-elected:

- Andrey A. Klishas,
- Sergey V. Aleksashenko,
- Vladimir I. Dolgikh,
- Larisa G. Zelkova, and
- Ekaterina M. Salnikova.

Four new members were elected to the Board of Directors:

- Andrey E. Bugrov,
- Guy de Selliers,
- Vladimir S. Lisin, and
- Leonid B. Rozhetskin.

The following members were not re-elected:

- Dmitry V. Zelenin,
- Johnson T. Khagazheev,
- Evgeny I. Ivanov, and
- Oleg V. Eremeev.

The Chairman of the Board of Directors is Mr. Klishas. The participation of the Company's Management Board members is limited to less than 25% pursuant to Art. 66 of the JSC Law. Mr. Rozhetskin was the only member of the Management Board to serve on the Board of Directors. The General Director was not a member of the Board of Directors.

To comply with the recommendation set forth in Chapter 3 of the FCSM Code three independent directors were elected to the Company's Board of Directors:

- Guy de Selliers,
- Vladimir I. Dolgikh, and
- Vladimir S. Lisin.

The criteria for the determination of independence of a member of the Board of Directors are included in the Company's Charter.

The key responsibilities of the Board of Directors include the formulation of strategy, control over financial and economic operations of the Company, protection of shareholders' rights, monitoring and control of activities of executive bodies.

To increase the role of the Board of Directors and to comply with the recommendations contained in Chapter 3 of the FCSM Code, the Charter and the Regulations on the Board of Directors incorporated a list of issues to be resolved by the Board of Directors at meetings held in person and a list of issues that require at least a two-third majority of the elected members of the Board of Directors, provided that at least one independent director is present at the meeting.

Board of Directors' activity in 2002

In 2002, the Board of Directors held 42 meetings in total, out of which 11 meetings were held in person. In 2002, the Board of Directors convened four times to approve quarterly reports to the FCSM for the first, second and third quarters and the preliminary approval of the annual report and the consolidated RAS annual accounts for 2001. The Board of Directors also reviewed and approved public disclosure of the IAS consolidated annual financial statements for the year ended 31 December 2001.

Attendance by the Directors of the Board meetings held in person in 2002

Director	Number of meetings[1]	Number of meetings attended
Sergey V. Aleksashenko	11	10
Andrey E. Bugrov[2]	5	4
Guy de Selliers[2]	5	4
Vladimir I. Dolgikh	11	11
Oleg V. Eremeev[3]	6	2
Dmitry V. Zelenin[3]	6	5
Larisa G. Zelkova	11	10
Evgeny I. Ivanov[3]	6	3
Andrey A. Klishas	11	11
Vladimir S. Lisin[2]	5	2
Leonid B. Rozhetskin[2]	5	5
Ekaterina M. Salnikova	11	11
Johnson T. Khagazhaev[3]	6	0

Notes:

(1) Number of meetings of the Board of Directors held in person.

(2) Elected to the Board of Directors at the Annual General Meeting of Shareholders on 30 June 2002.

(3) Was not re-elected to the Board of Directors at the Annual General Meeting of Shareholders on 30 June 2002.

In 2002, the Board of Directors approved a dividend policy, according to which the Company will allocate 20-25% of IAS profit attributable to ordinary shareholders to pay dividends on ordinary shares starting from 2003. On 4 June 2003, the Board of Directors recommended that the Annual General Meeting of Shareholders, to be held on 30 June 2003, approve a dividend in the amount of 21.7 roubles (USD 0.68) per share, representing 25% of the IAS profit attributable to ordinary shareholders.

During 2002, the Board of Directors appointed Igor A. Komarov and Jokves I. Rozenberg as new members in the Company's management Board and approved the resignation of Dmitry V. Zelenin from the Management Board.

The Board of Directors regularly examined purchases and sales of assets or interests in the companies. A total of seven meetings were dedicated to this subject in 2002. In particular, the Board of Directors approved the following transactions:

- Purchase of an additional 20.13% interest of Yenisey River Shipping Company;
- Purchase of 100% of Polyus;
- Purchase of 51% of Stillwater Mining Company (USA);
- Purchase of an additional 19.74% interest in Krasnoyarskenergo;
- Divestiture of a 9% interest in Novolipetsk Metal Works;
- Divestiture of a 2.8% interest in Cherepovetsky Steel Rolling Plant; and,
- Nakety laterite nickel project in New Caledonia.

Pursuant to current legislation, the Board of Directors reviewed interested-party transactions. In 2002, 76 interested-party transactions were approved, including 72 transactions conducted at market terms during the ordinary course of business with OAO AKB "Rosbank" and the remaining 4 transactions were within the Group with RAO Norilsk Nickel and Kola MMC.

In accordance with the provisions set out by FCSM Resolution No. 17/ps dated 31 May 2002, MMC Norilsk Nickel discloses a list of 2002 interested-party transactions in this report (see Table on the page 83 below).

Executive bodies

The General Director and the Management Board run the day-to-day activities of the Company. The General Director and the Management Board are elected and approved by the Company's Board of Directors.

In accordance with Chapter 4 of the FCSM Code the key responsibilities of the Management Board include:

- analysis and evaluation of the financial and economic activity of the Company, including results of implementation of the approved plans, programs, as well as review of reports and other information on the Company's activities, its subsidiaries, branches and representative offices,

- preparation and submission to the Board of Directors of preliminary reports of the financial and economic activities of the Company, and
- drafting of proposals for transactions subject to approval by the General Meeting of Shareholders or the Board of Directors.

According to the provisions of Chapter 4 of the FCSM Code some provisions have been introduced to the Company's Charter, according to which members of the Management Board:

- notify the Board of Directors through the Corporate secretary of any conflicts of interest,
- refrain from taking any actions which may lead to a conflict of interest, and
- notify the Board of Directors of their intent to enter into a transaction involving the Company securities prior to such transaction.

Corporate secretary

Pursuant to the provisions of Chapter 5 of the FCSM Code, the Company introduced the position of Corporate secretary. In March 2003, the Board of Directors appointed Vladimir S. Zhukov as the Corporate secretary.

Prior to his appointment as Corporate secretary Mr. Zhukov was Head of the Corporate Governance department of MMC Norilsk Nickel. Prior to that, Mr. Zhukov worked in the New York office of Credit Suisse First Boston. Mr. Zhukov graduated from the Plekhanov Economic Academy in Moscow and holds a Ph.D. in Corporate governance from the University of Nottingham in England.

The competence of the Corporate secretary includes, among others, the following functions:

- ensure control over compliance by the bodies and officials of the Company with the procedures that guarantee protection of rights and interests of shareholders,
- ensure control over arrangement and holding of meetings of shareholders in accordance with the requirements of the effective legislation of the Russian Federation and the Company's Charter and internal documents, and
- assist members of the Board of Directors in exercising their duties.

Major corporate actions

In addition to the limitations set forth by the Law of the Russian federation in respect to approval of major corporate transactions, the Company approved tougher requirements to a number of transactions that require approval by the Board of Directors. In accordance with the recommendations contained in Chapter 6 of the FCSM Code, these include:

- decisions on transactions in the amount of 2% (two) or more of the book value of the Company's assets according to the accounting data at the latest reporting date, and
- decisions on making expenses in an amount exceeding the rouble or foreign currency equivalent of five million US Dollars at the Central Bank of Russia exchange rate at the decision date for the purposes not provided for by the Company's budget.

The Company submits information on major corporate actions to the FCSM on a regular basis.

Disclosure of information

The Group strives towards maximum transparency in its operations limited only by applicable legislation, specifically the legislation on state secrets, and the competitive environment, which it operates.

The Group also seeks to ensure equal and timely access to the information disclosed for its shareholders and the market community. The most important source of information disclosure is the Company's Internet site www.nornik.ru, which contains press-releases, information on current events, management presentations at conferences, RAS and IAS financial statements, FSCM reports, and other relevant information.

Notices of the General Meeting of Shareholders with basic information, including time, venue and the form of holding the meeting, the agenda, and the minutes of the General Meeting of Shareholders are available at the Company's Internet site.

Another important source of information disclosure is the annual report, freely available on the Company's Internet site. The Company seeks to follow best world practices in respect to the presentation and contents of the annual report.

To cover the most important events, such as the release of IAS financial statements and major corporate transactions, the Company holds special telephone conferences for investors and equity research analysts. Invitations for these conferences are sent by e-mail and are posted on the Company's Internet site.

In accordance with the Russian Federation Law "On State Secrets" and Russian Federation Presidential Decree "On Approving a List of Data Recognized as State Secret", the Group is prohibited from disclosing the following operating data:

- data on projected or actual physical volumes of production of platinum and platinum group metals,
- data on remaining reserves in the subsoil and on increases in explored reserves of platinum and platinum group metals,
- data on the cost of production of platinum and platinum group metals, and
- data on remaining reserves in the subsoil or on the extraction of strategic types of minerals.

Control over financial and economic operations

The Board of Directors is one of the key bodies that controls the financial and economic operations of the Company. In accordance with Chapter 8 of the FCSM Code, the key responsibilities of the Board of Directors include:

- approval of the system and procedures of internal controls and approval of the management information system,
- identification of main risks related to the Company's operations and implementation of measures and procedures to control such risks,
- monitoring management of the Company and its financial and economic activities, evaluation of the performance of the Company general director and members of the Management Board, control over implementation of decisions made by the Board of Directors,
- approval of the regulations on the control and audit service of the Company,
- approval of major expenses not included in the Company's budget, and
- approval of changes in plans and budgets of the Company.

The financial and economic operations of the Company are also controlled by the Company's Audit Commission elected by the General Meeting of Shareholders; the Company's internal control and audit department, with the department head appointed by the Board of Directors.

Audit

The Group consolidated financial statements for 2002 were prepared in accordance with International Accounting Standards and audited in accordance with International Standards of Accounting by Deloitte & Touche. These consolidated financial statements are included in this annual report.

The 2002 financial statements for the Group's Russian operations have been prepared in accordance with Russian accounting standards were audited by Rosekspertiza. These financial statements are not included in this annual report.

Audit commission

MMC Norilsk Nickel's Audit Commission was elected at the Annual General Meeting of Shareholders on 30 June, 2002. The following persons were elected: Yulia V. Basova, Oleg V. Afanasiev, Vadim Yu. Meshcheryakov, Olga Yu. Rompel and Olesia V. Firsik. During the reported period, the audit commission held four meetings to review the following matters:

- election of the Chairman of the Audit Commission of MMC Norilsk Nickel,
- work plan of the Audit Commission for 2002-2003, work procedure of the Audit Commission and its authorities, election of the Audit Commission Secretary,

- work objectives of the Audit Commission members and discussion of the work procedure of the Audit Commission and its authorities, and
- opinion of the Audit Commission of MMC Norilsk Nickel based on audit of results of operations of the Company for 2002.

All members of the Audit Commission personally participated in all meetings of the Audit Commission.

Dividends

In 2002, MMC Norilsk Nickel's Board of Directors approved a dividend policy. The dividend policy is based on the payment of 20-25% of IAS profit attributable to ordinary shareholders in the form of annual dividends.

Based on the Group's IAS financial statements for 2002, the Board of Directors at a meeting held on 4 June proposed to the Annual General Meeting of Shareholders to be held on 30 June to approve the payment of a dividend in the amount 21.7 roubles per share (USD 0.68).

Further improvements in corporate governance

MMC Norilsk Nickel does not comply with the following provisions of the FCSM Code:

- Remuneration of members of the Management Board and the General Director, should be performance related.
  - The structure and amount of compensation of members of the Management Board and the General Director are approved by the Board of Directors.
  - The combined remuneration amount paid to the Company's top management is available in the quarterly reports filed with the FSCM.
- Committees of the Board of Directors
  - No Committees of the Board of Directors have been set up to date. In accordance with the Company's Charter, the decision to create these Committees can be made by the Board of Directors.

Further information about corporate governance developments at the Company is available on the Company's web-site at www.norilsknickel.ru.

MMC Norilsk Nickel interested-party transactions approved by the Board of Directors in 2002

Date of transaction	Description of transaction
Transactions with OAO AKB "Rosbank"	
23.01.2002	Sale of refined gold bullions to AKB "Rosbank"
25.03.2002	Sale of refined gold bullions to AKB "Rosbank"
3.01.2002	Placement of deposits in the amount of 1,075 million roubles
4.01.2002	Placement of deposits in the amount of 1,000 million roubles
4.01.2002	Placement of deposits in the amount of 300 million roubles
8.01.2002	Placement of deposits in the amount of 300 million roubles
8.01.2002	Placement of deposits in the amount of 600 million roubles
8.01.2002	Placement of deposits in the amount of 300 million roubles
9.01.2002	Placement of deposits in the amount of 300 million roubles
10.01.2002	Placement of deposits in the amount of 150 million roubles
11.01.2002	Placement of deposits in the amount of 200 million roubles
14.01.2002	Placement of deposits in the amount of 200 million roubles
15.01.2002	Placement of deposits in the amount of 200 million roubles
21.01.2002	Placement of deposits in the amount of 200 million roubles
22.01.2002	Placement of deposits in the amount of 150 million roubles
25.01.2002	Placement of deposits in the amount of 180 million roubles
28.01.2002	Placement of deposits in the amount of 300 million roubles
29.01.2002	Placement of deposits in the amount of 70 million roubles
31.01.2002	Placement of deposits in the amount of 350 million roubles
1.02.2002	Placement of deposits in the amount of 450 million roubles
4.02.2002	Placement of deposits in the amount of 100 million roubles
4.02.2002	Placement of deposits in the amount of 260 million roubles
6.02.2002	Placement of deposits in the amount of 200 million roubles
8.02.2002	Placement of deposits in the amount of 60 million roubles
11.02.2002	Placement of deposits in the amount of 150 million roubles
12.02.2002	Placement of deposits in the amount of 70 million roubles
13.02.2002	Placement of deposits in the amount of 100 million roubles
19.02.2002	Placement of deposits in the amount of 45 million roubles
20.02.2002	Placement of deposits in the amount of 35 million roubles
22.02.2002	Placement of deposits in the amount of 140 million roubles
27.02.2002	Placement of deposits in the amount of 25 million roubles
4.03.2002	Placement of deposits in the amount of 105 million roubles
6.03.2002	Placement of deposits in the amount of 130 million roubles
7.03.2002	Placement of deposits in the amount of 90 million roubles
13.03.2002	Placement of deposits in the amount of 605 million roubles
15.03.2002	Placement of deposits in the amount of 28 million roubles
21.03.2002	Placement of deposits in the amount of 30 million roubles
14.01.2002	Placement of deposits in the amount of USD 5 million
18.03.2002	Placement of deposits in the amount of USD 40 million
20.03.2002	Placement of deposits in the amount of USD 40 million
22.03.2002	Placement of deposits in the amount of USD 19,600,000 million
01.04.2002	Signing a General Agreement for the provision of financial advisory services
19.06.2002	Signing a USD 50 million Loan Contract.

19.06.2002	Signing a General Agreement for deposit transactions in the amount of USD 30 million
19.06.2002	Signing a Guarantee in the amount of 300 million roubles.
19.06.2002	Signing a Guarantee in the amount of USD 30 million.
11.07.2002	Purchase of services in safekeeping and depository registration of third party promissory notes owned by MMC Norilsk Nickel
08.07.2002	Signing of a Contract for the purchase and sale of precious metals
17.07.2002	Placement of deposits in the amount of USD 1 million
17.07.2002	Placement of deposits in the amount of USD 1 million
17.07.2002	Placement of deposits in the amount of USD 1 million
17.07.2002	Placement of deposits in the amount of USD 1 million
17.07.2002	Placement of deposits in the amount of USD 1 million
17.07.2002	Placement of deposits in the amount of USD 500,000 million
17.07.2002	Placement of deposits in the amount of USD 500,000 million
17.07.2002	Placement of deposits in the amount of USD 200,000 million
17.07.2002	Placement of deposits in the amount of USD 260,000 million
30.07.2002	Placement of deposits in the amount of USD 600,000 million
05.08.2002	Placement of deposits in the amount of USD 500,000 million
05.08.2002	Placement of deposits in the amount of USD 500,000 million
05.08.2002	Placement of deposits in the amount of 1 million roubles
06.08.2002	Placement of deposits in the amount of USD 500,000 million
08.08.2002	Placement of deposits in the amount of USD 370,000 million
09.08.2002	Placement of deposits in the amount of USD 1,300,000 million
22.08.2002	Placement of deposits in the amount of USD 900,000 million
28.08.2002	Placement of deposits in the amount of USD 325,000 million
29.08.2002	Placement of deposits in the amount of USD 20,000 million
28.10.2002	Signing a RUR billion loan contract No. RK/061/02
28.10.2002	Signing an Additional Agreement to the contract for cash settlement services of 21.12.1998 (contract for opening and maintaining a current account in Russian roubles) in the amount of 2,200 million roubles.
28.10.2002	Signing an Additional Agreement to the contract for cash settlement services of 11.07.1997 in the amount of 2,200 million roubles.
28.10.2002	Signing an Additional Agreement to the contract for cash settlement services of 24.08.2000 in the amount of 2,200 million roubles.
28.10.2002	Signing an Additional Agreement to the contract for cash settlement services of 04.07.2001 (contract for opening and maintaining a current account in Russian roubles) in the amount of 2,200 million roubles.
Other transactions	
5.12.2002[1]	Purchase of cobalt concentrate of up to 500 tons
6.12.2002[1]	Purchase of ordinary nominal shares in OAO "PromEstate" with the value of 408 million roubles.
15.12.2002[2]	Signing an Equipment Lease
31.12.2002[2]	Signing an Agreement for lease of office equipment and furniture

Notes:

[1] Transaction with OJSC Kola MMC.

[2] Transaction with RAO Norilsk Nickel.

INFORMATION FOR SHAREHOLDERS



Information for Shareholders

Dividends

Based on the 2002 results prepared in accordance with International Accounting Standards, MMC Norilsk Nickel's Board of Directors proposed for the approval at the Annual General Meeting of Shareholders of MMC Norilsk Nickel to be held on 30 June, 2003 dividends of 21.7 roubles per share. The payment of dividends will be made by 29 August, 2003.

Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held on 30 June 2003 at 1 p.m. in Moscow on Leningradsky Prospect, 49.

Registration of the participants of the Annual General Meeting of MMC Norilsk Nickel will commence at 9 a.m. on 29 and 30 June 2003.

MMC Norilsk Nickel registrar

MMC Norilsk Nickel's registrar is ZAO National Registration Company (which operates under FCSM License dated 6 September 2002 #10-000-10-00252).

ZAO National Registration Company can be reached at:

Address: 121357, Moscow ul. Veresaeva, 6
Telephone: +7 (095) 440-63-45
Fax: +7 (095) 440-63-55
E-mail: Nrc@relline.ru

Shareholders' assistance offices

Address	Telephone	E-mail	MMC Norilsk Nickel representative
663305, Norilsk, Krasnoyarsk Krai, Leninsky Prospect, 16	+7 (3919) 46-28-64	Nornrc.zaonrc@Norcom.ru Nrc@relline.ru	Pavel A. Negrin
184500, Monchegorsk, Murmansk Oblast, p-t Metallurgov, 45-a	+7 (81536) 7-28-01, 7-23-13	Ergardt@monb.com Nrc@relline.ru	Andrey A. Ergardt
184415, Zapoliarnij, Murmansk Oblast, Lenina St., 1-a	+7 (81554) 7-8940	Filial Zapolar@monb.com	Irina Y. Kostareva
660049, Krasnoyarsk, Bograda St., 15	+7 (3912) 59-18-09	Nornic@krsn.ru	Vladimir A. Mikhailov

Investor Relations Department

Head of Investor Relations Department
MMC Norilsk Nickel
Voznesensky pereulok, 22 "Usadba Center"
Moscow, 103009
Russia

Telephone: + 7 (095) 785-1090
Fax: +7 (095) 797-8613
E-mail: polikarpovss@rao.nornik.ru

Internet
For Russian speakers: www.norilsknickel.ru
For English speakers: www.norilsknickel.ru/index.jsp?&lang=E

Design: design-studio Dva Kapitana /2003/
www.2kapitana.ru

Illustrations: Sergey Soltan /2003/

Table of contents

Statement of management's responsibilities for and approval of the consolidated annual financial statements for the year ended 31 December 2002

The following statement, which should be read in conjunction with the auditor's responsibilities stated in the report of the independent auditors, set out on page 2, is made with a view to distinguishing the respective responsibilities of Management and the auditors in relation to the consolidated annual financial statements of OJSC Mining Metallurgical Company Norilsk Nickel (the Company) and its subsidiaries ("the Norilsk Nickel Group" or "the Group").

Management is responsible for the preparation of consolidated annual financial statements that present fairly the financial position of the Norilsk Nickel Group and the results of its operations, changes in equity and cash flows for the year ended 31 December 2002 in compliance with International Accounting Standards. In preparing the consolidated annual financial statements, Management is responsible for:

- selecting suitable accounting principles and applying them consistently;
- making judgements and estimates that are reasonable and prudent;
- stating whether International Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- preparing the financial statements on a going concern basis, unless it is inappropriate to presume that the Norilsk Nickel Group will continue in business for the foreseeable future.

Management is also responsible for:

- the design, implementation and maintenance of an effective and sound system of internal controls, throughout the Norilsk Nickel Group;
- keeping proper accounting records that disclose, with reasonable accuracy at any time, the financial position of the Norilsk Nickel Group and which enable them to ensure that the consolidated annual financial statements of the Norilsk Nickel Group comply with statements on International Accounting Standards;
- keeping statutory accounting records in compliance with Russian law and legislation;
- taking such steps as are reasonably open to them to safeguard the assets of the Norilsk Nickel Group; and to prevent and detect fraud and other irregularities.

The consolidated annual financial statements for the year ended 31 December 2002 were approved on 31 May 2003 by:

General Director M. D. Prokhorov

Deputy
General Director D. A. Glotov

Moscow,
31 May 2003

Report of the independent auditors to the members of OJSC "Mining Metallurgical Company Norilsk Nickel"

We have audited the consolidated annual financial statements for the year ended 31 December 2002, of OJSC "Mining Metallurgical Company Norilsk Nickel" and its subsidiaries set out on pages 3-65. The Group comprises the companies listed in note 43 to the consolidated financial statements for the year ended 31 December 2002. The consolidated annual financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. These standards require that we plan and perform our audit to obtain reasonable assurance that the consolidated financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements;
- assessing the accounting principles used in the preparation of the consolidated financial statements;
- assessing the significant estimates made by management in the preparation of the consolidated financial statements; and
- evaluating the overall consolidated financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the consolidated financial statements fairly present, in all material respects, the financial position of the Group at 31 December 2002, and the results of its operations cash flows and changes in shareholders' equity for the year then ended, in accordance with International Accounting Standards.

Deloitte & Touche

Moscow, Russia
31 May 2003

Consolidated income statement for the year ended 31 December 2002

	Notes	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Gross metal sales revenues	3	**98,318**	**139,260**	**3,094**	**4,382**
Cost of metal sales	4	(55,655)	(76,277)	(1,751)	(2,400)
Gross profit on metal sales		**42,663**	**62,983**	**1,343**	**1,982**
Selling, general and administrative expenses	10	(17,814)	(21,220)	(561)	(668)
Other net income/(expenses)	11	851	(8,199)	27	(259)
Operating profit		**25,700**	**33,564**	**809**	**1,055**
Gains on derivatives transactions	12	6,837	25,910	215	815
Net finance (costs)/income	13	(489)	3,987	(15)	125
Other non-operating expenses	14	(4,633)	(7,834)	(146)	(245)
Profit before taxation		**27,415**	**55,627**	**863**	**1,750**
Taxation	15	(9,087)	(15,997)	(286)	(503)
Profit after taxation		**18,328**	**39,630**	**577**	**1,247**
Minority interest		239	(340)	7	(11)
Preference share dividend		-	(28)	-	(1)
Profit attributable to ordinary shareholders		**18,567**	**39,262**	**584**	**1,235**
RECONCILIATION BETWEEN ATTRIBUTABLE AND HEADLINE EARNINGS					
Profit attributable to ordinary shareholders		18,567	39,262	584	1,235
Adjusted for:					
Gains on embedded derivative	12	(8,555)	(26,187)	(269)	(824)
Headline earnings		**10,012**	**13,075**	**315**	**411**
Number of ordinary shares in issue (thousands)	**24**	**210,643**	**208,098**		
Weighted average number of ordinary shares in issue (thousands)	**16**	**210,643**	**172,598**		
Fully diluted weighted average number of ordinary shares in issue	**16**	**210,643**	**210,643**		
		RUR	RUR	US cents	US cents
Basic earnings per share:					
- Attributable	**16**	**88.1**	**227.5**	**277.2**	**715.5**
- Headline	**16**	**47.5**	**75.8**	**149.5**	**238.1**
Fully diluted earnings per share:					
- Attributable	**16**	**88.1**	**186.4**	**277.2**	**586.3**
- Headline	**16**	**47.5**	**62.1**	**149.5**	**195.1**
Dividends per share paid	**17**	**25.5**	**1.2**	**80.2**	**3.8**

* USD equivalent figures are provided for information purposes

Consolidated balance sheet as at 31 December 2002

	Notes	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
ASSETS					
Non-current assets		**205,264**	**195,190**	**6,459**	**6,142**
Property, plant and equipment	18	201,804	192,276	6,350	6,050
Other financial assets	19	3,324	2,799	105	88
Deferred tax assets	15	136	115	4	4
Current assets		**104,365**	**149,926**	**3,284**	**4,717**
Inventories	20	58,335	67,111	1,836	2,112
Trade accounts and other receivables	21	11,320	18,544	356	583
Other current assets	22	18,243	20,571	574	647
Other financial assets	19	3,000	12,629	94	397
Cash and cash equivalents	23	13,467	31,071	424	978
Total assets		**309,629**	**345,116**	**9,743**	**10,859**
EQUITY AND LIABILITIES					
Share capital and reserves		**232,150**	**217,988**	**7,305**	**6,860**
Share capital	24	271	271	9	9
Share premium	24	21,713	21,713	683	683
Treasury shares	24	(5)	(10)	-	-
Accumulated profits before proposed ordinary dividend		206,949	193,754	6,512	6,097
Accumulated profits after proposed ordinary dividend		202,307	188,382	6,366	5,928
Proposed ordinary dividend		4,642	5,372	146	169
Shareholders' equity		**228,928**	**215,728**	**7,204**	**6,789**
Minority interest		**3,222**	**2,260**	**101**	**71**
Non-current liabilities		**30,556**	**21,380**	**962**	**673**
Long-term borrowings	25	4,525	159	142	5
Capitalised financial leases	26	148	303	5	10
Deferred tax liabilities	15	25,558	20,804	804	655
Employee benefits	27	325	114	11	3
Current liabilities		**46,923**	**105,748**	**1,476**	**3,326**
Current portion of long-term borrowings	25	2,128	520	67	16
Current portion of capitalised financial leases	26	213	323	7	10
Loan from Ministry of Finance	28	-	23,551	-	741
Derivative financial instruments	29	382	-	12	-
Short-term borrowings	30	12,147	35,174	382	1,107
Employee benefits	27	4,783	6,416	150	202
Trade accounts and other payables	31	10,355	20,648	325	649
Taxes payable	32	9,965	13,069	314	411
Bank overdrafts	33	6,950	6,047	219	190
Total equity and liabilities		**309,629**	**345,116**	**9,743**	**10,859**

* USD equivalent figures are provided for information purposes

Consolidated cash flow statement for the year ended 31 December 2002

	Notes	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Cash flows from operating activities					
Cash flow from operations	34	30,030	19,191	944	604
Interest paid		(3,183)	(3,814)	(100)	(120)
Taxation paid		(7,670)	(11,742)	(241)	(369)
Net cash from operating activities		**19,177**	**3,635**	**603**	**115**
Cash flows used in investing activities					
Acquisition of subsidiaries net of cash acquired	35	(8,661)	-	(273)	-
Purchase of property, plant and equipment		(11,071)	(15,307)	(348)	(482)
Proceeds from sale of property, plant and equipment		128	3,319	4	104
Purchase of non-current investments		(1,268)	(1,395)	(40)	(44)
Proceeds from sale of non-current investments		5,997	2,132	189	67
Purchase of equity securities		(2,995)	(12,455)	(94)	(392)
Proceeds from sale of equity securities		3,137	13,889	98	437
Net cash used in investing activities		**(14,733)**	**(9,817)**	**(464)**	**(310)**
Cash flows used in financing activities					
Cash proceeds from short-term borrowings		49,717	63,599	1,564	2,001
Cash repayments of short-term borrowings		(70,423)	(36,103)	(2,216)	(1,136)
Cash proceeds from long-term borrowings		7,139	-	225	-
Cash repayments of long-term borrowings		(634)	-	(20)	-
Cash payments for outstanding lease liability		(323)	(251)	(10)	(8)
Registration costs		-	(48)	-	(1)
Dividends paid	17	(5,331)	(319)	(168)	(10)
Net cash (used in) / generated from financing activities		**(19,855)**	**26,878**	**(625)**	**846**
Effect of inflation on cash and cash equivalents		**(3,096)**	**(3,710)**	**(97)**	**(116)**
Net (decrease) / increase in cash and cash equivalents		(18,507)	16,986	(583)	535
Cash and cash equivalents at beginning of year	23	**25,024**	**8,038**	**788**	**253**
Cash and cash equivalents at end of year	23	**6,517**	**25,024**	**205**	**788**

* USD equivalent figures are provided for information purposes

Consolidated statement of changes in shareholders' equity for the year ended 31 December 2002

RUR - Millions

	Ordinary shares
Balance at 1 January 2001 - unaudited	**1,314**
Replacement of parent company as result of reorganization	(1,043)
Registration costs	-
Minority remaining in subsidiary after reorganization	-
Balance after the reorganisation of the Group – representing the consolidated equity of MMC Norilsk Nickel at 1 January 2001 - unaudited	271
Profit for the year	-
Dividends paid	-
Valuation of property, plant and equipment[1]	-
Balance at 31 December 2001 - unaudited	271
Profit for the year	-
Dividends paid	-
Re-issue from treasury shares	-
Balance at 31 December 2002	271

[1] An independent professional assessment of the value of property, plant and equipment was obtained with effect from 31 December 2001. This step was necessitated by the rare circumstances that the detailed records of the acquisition dates of property, plant and equipment were not available or capable of being estimated.

USD - Millions*

Balance at 1 January 2001 as restated - unaudited	41
Replacement of parent company as result of reorganization	(32)
Registration costs	-
Minority remaining in subsidiary after reorganization	-
Balance after the reorganisation of the Group – representing the consolidated equity of MMC Norilsk Nickel at 1 January 2001, unaudited	9
Profit for the year	-
Dividends paid	-
Valuation of property, plant and equipment[1]	-
Balance at 31 December 2001 - unaudited	9
Profit for the year	-
Dividends paid	-
Re-issue from treasury shares	-
Balance at 31 December 2002	9

[1] An independent professional assessment of the value of property, plant and equipment was obtained with effect from 31 December 2001. This step was necessitated by the rare circumstances that the detailed records of the acquisition dates of property, plant and equipment were not available or capable of being estimated.

* USD equivalent figures are provided for information purposes

Preference shares	Treasury shares	Share premium	Realization reserve	Accumulated profits	Total
92	**(543)**	**9,877**	**11,797**	**99,473**	**122,010**
(92)	533	11,884	(11,282)	-	-
-	-	(48)	-	-	(48)
-	-	-	(515)	-	(515)
-	**(10)**	**21,713**	**-**	**99,473**	**121,447**
-	-	-	-	39,262	39,262
-	-	-	-	(259)	(259)
-	-	-	-	55,278	55,278
-	**(10)**	**21,713**	**-**	**193,754**	**215,728**
-	-	-	-	18,567	18,567
-	-	-	-	(5,372)	(5,372)
-	5	-	-	-	5
-	**(5)**	**21,713**	**-**	**206,949**	**228,928**

3	**(17)**	**311**	**371**	**3,131**	**3,840**
(3)	17	373	(355)	-	-
-	-	(1)	-	-	(1)
-	-	-	(16)	-	(16)
-	**-**	**683**	**-**	**3,131**	**3,823**
-	-	-	-	1,235	1,235
-	-	-	-	(8)	(8)
-	-	-	-	1,739	1,739
-	**-**	**683**	**-**	**6,097**	**6,789**
-	-	-	-	584	584
-	-	-	-	(169)	(169)
-	-	-	-	-	-
-	**-**	**683**	**-**	**6,512**	**7,204**

1. Basis of presentation

The consolidated annual financial statements have been prepared in compliance with statements on International Accounting Standards (IAS), as adopted by the International Accounting Standards Board (IASB), and interpretations issued by the Standard Interpretations Committee (SIC) of the IASB.

Reorganization. In early 2000, the Group commenced a reorganization of its operations and legal structure. The steps taken to complete the reorganization are more fully described in Note 40.

The objective of this reorganization was to replace the holding company, RAO "Norilsk Nickel" (NN), with its principal operating subsidiary, OAO "Norilskaya Gornaya Kompaniya" (NGK) (later renamed "MMC "Norilsk Nickel" (MMC)), as a parent Company of the Group.

As part of this reorganization, shareholders in NN were given the option to swap their shares in NN for shares in MMC. On 17 July 2002 the option to swap lapsed. At this date shareholders holding 3,263,368 ordinary shares in NN and representing 1.73 % of NN's issued share capital had not exercised their right to swap.

With the lapse of the swap option as of 17 July 2002 the reorganization was completed. The corresponding figures have been presented as if the reorganization had been completed at 31 December 2001. Management considered, taking into account the continuity of ownership of NN and MMC throughout the reorganization process, that this presentation is appropriate and would best present to shareholders the financial position of the economic entity in which they had an interest. Those shareholders of NN who did not exercise the swap option have been recorded as minority interests in the consolidated financial statements. This presentation is consistent with that of the prior year (refer to note 16 and 24).

2. Significant accounting policies

The consolidated annual financial statements are prepared on the historical cost basis, except for the:

- valuation of property, plant and equipment in accordance with both IAS 16 "Property, plant and equipment" and IAS 29 "Financial Reporting in Hyperinflationary Economies" (which is more fully described in note 2(d));
- mark to market valuation of by-products in accordance with IAS 2 "Inventories" (which is more fully described in note 2(g));
- mark to market valuation of financial instruments in accordance with IAS 39 "Financial Instruments: Recognition and Measurement" (which is more fully described in note 2(h));
- restatement of non-monetary assets and liabilities and the income statement, in accordance with IAS 29, to take account of the effects of hyper-inflation (which is more fully described in note 2(b)).

The Group's accounting policies, which are consistent with those applied in the previous year, are set out below.

(a) Basis of consolidation

Subsidiaries. The consolidated financial statements incorporate the financial statements of the holding company, and its subsidiaries from the date that control effectively commenced until the date that control effectively ceased.

Control is presumed to exist when the parent:

- owns, directly or indirectly through subsidiaries, more than 50% of the voting equity of an enterprise;
- owns, directly or indirectly through subsidiaries, less than 50% of the voting equity of an enterprise, but has the power to:
  - govern the financial and operating polices of the enterprise under a statute or an agreement,
  - appoint or remove the majority of the members of the board of directors, or equivalent governing body, or
  - cast the majority of votes at meetings of the board of directors or equivalent governing body.

Subsidiaries that meet the definition of control are not consolidated by the Group if:

- control is intended to be temporary because the subsidiary is acquired and held exclusively with a view to its subsequent disposal in the near future;
- it operates under severe long-term restrictions which significantly impair its ability to transfer funds to the parent.

Such subsidiaries are accounted for as investments (refer to 2 (h)).

The assets and liabilities of all subsidiaries have been measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognized.

The annual financial statements of subsidiaries are prepared for the same accounting periods; where necessary, adjustments are made to the annual financial statements of subsidiaries to bring the accounting policies used by them, in line with those of the Group.

All intra-group balances, transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements

Foreign operations. Monetary assets and liabilities of foreign operations are translated at the closing exchange rate. Non-monetary items carried at historical cost are translated at the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the exchange rate prevailing on the date the latest fair value was determined. Income statement items are translated at an average rate of exchange for the year. Gains and losses on transaction are charged to Income Statement.

Associates. An associate is an entity over which the Group exercises significant influence. Associates are equity accounted from the date significant influence commences until the date significant influence effectively ceases.

Results of associates are equity accounted based on their most recent financial statements. Any losses of associates are brought to account in the consolidated financial statements until the investment in such associates is written down to a nominal amount. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such associates.

The carrying value of the investments in associates, represents the cost of each investment, including unamortised goodwill, the share of post-acquisition retained earnings and any other movements in reserves. The carrying value of associates is reviewed on a regular basis and if any impairment in value has occurred, it is written off in the period in which these circumstances are identified.

Unrealised gains and losses resulting from transactions with associates are eliminated against the investment in the associate. The carrying amount of such investments is reduced to recognize any impairment in the value of individual investments.

Acquisitions and goodwill arising thereon. Where an investment in a subsidiary or an associate is made, any excess of the purchase price over the fair value of the assets, liabilities and attributable mineral reserves is recognized as goodwill. Goodwill, which represents mineral resources is amortized on a systematic basis, which recognizes the depletion of the resources over the lesser of the life of the mine or 20 years.

Goodwill, in respect of non-mining subsidiaries is disclosed as goodwill. Goodwill, relating to associates is included within the carrying value of the investment in associates.

The unamortised balance is reviewed on a regular basis and, if impairment in the value has occurred, it is written off in the period in which the circumstances are identified.

On disposal of a subsidiary, or an associate, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

Negative goodwill. Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable acquired assets and liabilities of a subsidiary or associate at the date of acquisition over the cost of acquisition. Negative goodwill is released to income based on an analysis of the circumstances from which the balance resulted. To the extent that negative goodwill:

- is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise;
- is attributable to identifiable acquired depreciable assets, it is recognized as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets;
- exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognized as income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Accounting records. The companies of the Group maintain their accounting records in accordance with the laws of their country of incorporation. The consolidated annual financial statements have been prepared from the local statutory accounting records and have been adjusted to comply with IAS.

Presentation currency. The measurement currency of the consolidated financial statements is the Russian rouble ("RUR") as adjusted for hyperinflation. For information purposes the Group has chosen to also present its financial statements in US dollars ("USD").

As the Russian rouble is the currency of a hyperinflationary economy, all financial statement items presented in USD have been translated from roubles at the exchange rate in effect at the close of business on the 31 December 2002. The relevant exchange rate as quoted by Central Bank of Russian Federation was USD 1 = RUR 31.78.

The Russian rouble is not a freely convertible currency outside the Russian Federation and, accordingly, any translation of Russian rouble amounts to US dollars should not be construed as a representation that Russian rouble amounts have been, could be, or will be in the future, converted into US dollars at the exchange rate shown, or at any other exchange rate.

(b) Hyperinflation accounting

The principal operations of the Group are based in the Russian Federation where the accounting records are maintained in Russian roubles. The economy of the Russian Federation is considered to be a hyperinflationary economy in terms of IAS 29. Accordingly, the Group's historical cost financial statements, including corresponding figures, have been restated to account for changes in the general purchasing power of the Russian rouble and, as a result, are stated in terms of the measurement unit current at the balance sheet date.

The restatement was calculated from conversion factors derived from the consumer price index reported by GOSCOMSTAT (State Statistical Committee of Russia). The conversion factors used in the preparation of the accompanying financial statements are as follows:

31 December 1992	386.172
31 December 1993	40.771
31 December 1994	13.002
31 December 1995	5.604
31 December 1996	4.599
31 December 1997	4.144
31 December 1998	2.246
31 December 1999	1.643
31 December 2000	1.368
31 December 2001	1.151
31 December 2002	1.000

The indices have been applied to the historical costs of transactions and balances as follows:

- corresponding figures as at 31 December 2001 and for the year then ended have been restated by applying the change in the index to 31 December 2002;
- income statement transactions have been restated by applying the change in the index from the approximate date of the transactions to 31 December 2002;
- gains and losses arising from the restatement of monetary assets or liabilities positions have been included in the income statement; and
- non-monetary assets and liabilities have been restated by applying the change in the index from

the date of the transaction, or if applicable from the date of their most recent revaluation, to 31 December 2002.

Cessation of hyperinflation in Russia. The characteristics of the economic environment of the Russian Federation indicate that it has ceased to be hyperinflationary. Accordingly, with effect from 1 January, 2003 the Group will discontinue application of the provisions of IAS 29, and the carrying amounts of all non-monetary assets and liabilities will thereafter be treated as cost.

(c) Foreign currency transactions

Monetary assets and liabilities denominated in currencies other than the Russian rouble at the balance sheet date are translated to Russian roubles at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities denominated in currencies other than the Russian rouble, which are stated at historical cost, are translated to Russian roubles at the exchange rate ruling at the date of the transaction. Income statement transactions in currencies other than the Russian rouble are recorded in Russian roubles at the exchange rate ruling at the date of the transaction. Gains or losses resulting from changes in exchange rates are recognized in the income statement.

(d) Property, plant and equipment

Valuation of assets. Property, plant and equipment were valued by independent, professionally qualified valuers. The effective date of the valuation was 31 December 2001. The basis for valuation was fair value, which is defined as the amount for which an asset could be exchanged between knowledgeable willing parties in an arm's length transaction. The fair value of marketable assets was determined at their market value. However as most property, plant and equipment are of a specialized nature, they were valued at their depreciated replacement cost. For each item of property, plant and equipment, the new replacement cost was estimated as the current cost to replace the asset with a functionally equivalent asset. The new replacement cost was then adjusted for accrued depreciation including physical depreciation and functional and economic obsolescence, to arrive at the fair value of the asset.

New replacement costs were determined by the valuers based on the market prices for construction work and materials and equipment similar to the assets being valued. In certain cases, the valuer used indices that reflected market cost trends for different asset types over the period from the date of acquisition of an asset to the valuation date. The indices were derived from a number of sources including:

- indices for different groups of commodities published on a regular basis by the State Statistical Committee of Russia;
- construction price bulletins which monitor trends in construction prices in various regions of Russia; and
- the market research performed by the valuers for different types of equipment.

Mining assets. Mining assets are recorded at valuation at 31 December, 2001 with additions thereafter at cost less accumulated amortization and impairments. Cost includes pre-production expenditure incurred during the development of the mine and the present value of future decommissioning costs. Cost also includes finance charges capitalised during the construction period where such costs are financed by borrowings. Amortization is provided on the straight-line basis over the economic useful lives of these assets at the following rates:

- Mine development, buildings and construction — 15-70 years
- Machinery and equipment — 5-30 years

(i) Mine development costs. Mine development costs are capitalised to capital work-in-progress and transferred to mining property, plant and equipment when the mining venture reaches commercial production quantities.

Capitalised mine development costs includes expenditure incurred to:

- develop new mining operations,
- define further mineralization in existing ore bodies,
- expand the capacity of a mine;

- maintain existing production capacity.

Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred.

Mine development costs are amortized on a straight-line basis using the life of mine method, based on estimated proven and probable mineral reserves, over:

- the lesser of 70 years;
- their expected useful lives, to estimated residual values.

Proven and probable mineral reserves reflect estimated economically recoverable quantities in accordance with Russian geological engineering reserve standards which can be recovered in future from known mineral deposits.

(ii) Mine infrastructure. Plant, equipment and buildings are amortised over the lesser of their useful lives or the life of mine.

(iii) Mineral rights, and ore reserves. Mineral rights are amortized using the life of mine method based on estimated proven and probable mineral reserves.

Proven and probable ore reserves are measured mining resources which are transferred to mine development costs and amortized from the date on which commercial production begins.

If the recoverable amount of any of the above assets is less than the carrying value, an allowance is made for the impairment in value.

(iv) Commencement of amortization. Amortisation is charged on new mining ventures from the date on which the mining ventures reach commercial production quantities.

(v) Commencement of depreciation. All assets used in exploration, development or pre-production are depreciated and their depreciation is treated as a direct cost incurred during the exploration or development stage.

Once production has reached commercial quantities, depreciation is charged against the income statement.

(vi) Reassessment of life of mine and write downs. The Group regularly reviews:

- amortization and depreciation rates and methods;
- useful lives and recoverable values of the mine and associated buildings, machinery and equipment.

Any reduction in the recoverable value of property, plant and equipment, and any subsequent reinstatement of the recoverable value, as an adjustment to the carrying values of the individual assets in the period to which the recoverable amount change occurs are recorded, and taken to the income statement.

Recoverable amounts are determined on the basis of the present values of net future cash flows. Changes in the present value of these future cash flows occur mostly from:

- fluctuating long-term metal prices;
- revised estimates of the grade or extent of the mineral resource; and
- changes in future expected operating costs.

The Group reflects all changes in estimates of the remaining life of the mine or of depreciable assets in amortization and depreciation calculations and discloses material impact of any changes in estimates in the year in which they are made. The impact of any changes are determined and recorded prospectively from the first day of the current reporting period.

During the estimation of the remaining life of an area of interest for the purpose of amortisation and depreciation calculations, the Group considers amongst others, the following:

- the volume of remaining recoverable mineral resources or the remaining mining lease period;
- limitations which could arise from the potential for changes in technology, demand and product substitution.

Because of the uncertainty of these estimates the Group uses a time limitation for these calculations. In this case, straight-line basis of amortization is used.

Construction in progress. Construction in progress comprises costs directly related to construction of buildings, mine and other structures and plant and machinery. Depreciation of these assets commences when the assets are put into production. Construction in progress is reviewed regularly to determine whether its carrying value is fairly stated and whether an appropriate provision should be made.

Non-mining assets. Non-mining assets are stated at historical cost less accumulated depreciation.

Depreciation is provided on the straight-line basis over the economic useful lives of these assets at the following annual rates:

Buildings, plant and equipment	2% to 10%
Motor vehicles	9% to 25%
Office equipment	10% to 20%

Leased assets. Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases.

Assets subject to finance leases are capitalised as property, plant and equipment at cost, with the related lease obligation recognized at the same value.

Capitalised leased assets are depreciated over their estimated useful lives.

Finance lease payments are allocated using the effective interest rate method, between the lease finance cost, which is included in interest paid, and the capital repayment, which reduces the liability to the lessor.

(e) Exploration, research, evaluation, development and construction expenditure

Exploration (including geophysical, topographical, geological and similar type of expenditure), evaluation, development and construction expenditure is written off in the period in which it is incurred, unless it is deemed that such expenditure will lead to a capital project, in which case the expenditure is capitalised and written off over the lesser of the expected useful life of the asset or thirty years.

Once a capital project is approved such expenditure is accumulated for each area of interest or mineral resource and includes direct and indirect expenditure specifically related to that area. Any general and administrative expenditure that does not have connection with an area of interest or mineral resource is written off as incurred.

Development expenditure is carried forward from before the start of production in each area of interest only if it can be recovered from future cash flows or sale of that area of interest. All carried forward development expenditure is written off if the recoverable amount of the mineral resource is less than its present carrying value.

Exploration and evaluation expenditure once written off before development and construction starts is not subsequently capitalised, even if a commercial discovery occurs.

(f) Impairment

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication that those assets' values have been impaired. If any such indication exists, the assets' recoverable amounts are estimated and compared to their net book value in order to determine the extent of the impairment loss, if any.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. All impairment losses are recognized in the income statement.

The recoverable amount of the Group's investments is their fair value.

The recoverable amount of other assets is the amount, which the Group expects to recover from the future use of an asset, including its residual value on disposal.

An impairment loss in respect of an investment or receivable is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the original carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g) Inventories

Refined metals. Refined metal inventories are measured at the lower of net cost of production, on the weighted average basis, or net realisable value. The net cost of production per ton or ounce is broadly determined as follows, for joint products, i.e. nickel, copper, palladium, platinum and gold, are measured by dividing the saleable mine output into the total on-mine, smelting, treatment and refining cost of production less net revenue from sales of by-products in proportion to the contribution of these metals to gross sales revenue.

By-products, i.e. cobalt, ruthenium, rhodium, iridium, silver and other minor metals are measured at net realizable value.

Work-in-process. Work-in-process is valued at the net unit cost of production based on the percentage of completion method.

Stores and materials. Stores and materials consist of consumable stores and are valued at the weighted average cost, less a provision for obsolete items.

(h) Financial instruments

Financial instruments recognized on the Group's balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, equity instruments, borrowings, trade and other payables and derivative financial instruments.

Financial instruments are initially measured at cost, including transaction costs when the Group has become a party to the contractual arrangement of the instrument. The subsequent measurement of financial instruments is dealt with below.

A financial instrument or a portion of a financial instrument will be derecognised and a gain or loss recognized when the Group loses its contractual rights or extinguishes the obligation associated with such an instrument.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in the income statement.

On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in the income statement.

Investments. Investments, other than investments in subsidiaries and associates, are initially measured at cost on the trade date basis, which is the fair value of the consideration given for them, including transaction costs.

Investments are classified into the following categories:

- held-to-maturity;
- held-for-trading;
- available-for-sale.

Investments with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity, other than loans and receivables originated by the Group, are classified as held-to-maturity investments. Held-to-maturity investments are included in non-current assets unless they mature within 12 months of the balance sheet date.

Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. Investments held-for-trading are included in current assets.

All other investments, other than loans and receivables originated by the Group, are classified as available-for-sale. Available-for-sale investments are classified as current assets if management intends to realize them within 12 months of the balance sheet date.

Available-for-sale and held-for-trading investments are subsequently carried at fair value by reference to their quoted market price at the balance sheet date, without any deduction for transaction costs that the Group may incur on their sale or other disposal. Gains or losses on measurement to fair value of investments are recognised in net profit or loss for the period. Where a quoted market price does not exist, these instruments are measured at management's estimate of fair value.

Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

Loans receivable. Loans receivable are measured at amortised cost using the effective interest rate method.

Trade and other receivables. Trade and other receivables originated by the Group are measured at amortised cost less provision for doubtful debts.

Cash and cash equivalents. Cash and cash equivalents comprise cash balances and cash deposits with maturities of three months or less, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Equity instruments. Equity instruments are initially measured at their cost. Equity instruments are subsequently remeasured to their fair market value.

Borrowings. Loans and borrowings are measured initially at cost, net of any transaction costs incurred. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade and other payables. Trade and other payables are subsequently measured at net amortised cost.

Derivative financial instruments. The Group engages in activities using derivatives related to metal prices, these activities are not formally designated as hedges, and, as such, are accounted for as financial instruments held for trading.

Derivatives are initially measured at cost and associated transaction costs are charged to the income statement when incurred. Subsequently, these instruments are remeasured to their fair value.

All commodity derivative contracts are marked to market at financial reporting intervals and any changes in their fair values are included in gains/losses on derivative financial instruments.

Gains and losses arising on all contracts not spanning a reporting interval or being closed out within a reporting period are recognized and included in gains/losses on derivative financial instruments at the time that the contract expires.

Before adoption of IAS 39, the Group's derivatives were recorded at cost with no remeasurement to fair value. Upon adoption and where remeasurement has resulted in an adjustment to the previous, carrying amount this has been shown as a charge to the opening balance of retained earnings as at 1 January 2001 (refer to note 28).

The Group enters into metal lease transactions in terms of which it leases out portions of its refined metal stock to participants in the financial markets. Under these transactions, the Group leases refined metal, and the loan counterparty returns the physical refined metal back to the Group at the end of the term of the contract, plus interest.

The Group retains the risks and rewards of ownership associated with the refined metal on these transactions and these transactions are not reflected as stock movements in the financial statements, and there is no recognition of the loans on the face of the balance sheet. The interest earned is recorded in the category "interest received".

The Group enters into refined metal sales and repurchase agreements as a source of short-term funding. The substance of these transactions is similar to that of secured borrowings and accordingly the liability is recognized at inception based on the consideration received and it is subsequently measured at amortised cost. Interest is recorded in the category "interest paid".

(i) Borrowing costs. Borrowing costs relating to major qualifying capital projects under construction are capitalised during the construction period during which they are incurred. Once the qualifying capital project has been fully commissioned, the associated borrowing costs are expensed, as and when incurred in the income statement.

Foreign exchange differences from foreign currency borrowings used to fund major qualifying capital projects are expensed as incurred, except for cases when such foreign exchange differences resulted from severe currency devaluation against which no hedge is possible or to the extent that the differences represent borrowing costs. Hedging costs on such borrowings related directly to qualifying mine development or construction are capitalised.

Borrowing costs relating to operating activities are expensed in the income statement as and when incurred.

(j) Provisions. Provisions are recognized when the Group has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(k) Employee benefits

Short-term employee benefits. Remuneration to employees in respect of services rendered during a reporting period is recognized as an expense in that reporting period. Provision is made for accumulated leave.

The Group pays injury tax on behalf of its current employees. These contributions are made as the employees render service to the Group. These amounts are expensed in the income statement as and when incurred. The Government reimburses employees for all expenses incurred in the event of injuries at work.

The Group pays unified social tax on behalf of its current employees which is charged against the income statement as and when incurred. The contribution is made as the employees render service to the Group.

Post-employment benefits

(i) Six pensions plan. The Group reimburses retired employees of the Group, previously located in Norilsk industrial region for travel expenses to their place of residence. The Group pays a monthly allowance equal to an amount of six times the State pension benefit payment, for the immediate two years subsequent to their retirement. These monthly allowances are granted at the discretion of the Group's management, providing that the employee had met certain criteria during his working life and within established yearly budgets. The liability is recognized at the date when the Group's management admits the employee to the plan.

(ii) Lifelong professional pension plan. The Group reimburses retired employees of the Group, previously located in Norilsk industrial region for travel expenses to their place of residence. Subsequent to their retirement, the Group pays a monthly allowance equal to an amount of two times the State pension benefit payment for their remaining lives. These monthly allowances are granted at the discretion of the Group's management, providing that the employee had met certain criteria during his working life and within established yearly budgets. The liability is recognized at the date when the Group's management admits the employee to the plan.

These post employment benefits are valued on an annual basis, any adjustments are recorded in income during the period in which they arise. The principal assumptions used in calculating these liabilities relate to:

- the discount rates used in determining the present value of benefits;
- projected rates of remuneration growth; and
- life expectancy of members.

No other post retirement benefits are provided.

(l) Mineral resource tax credits.

Until 2002 the Government of the Russian Federation reimbursed part of the exploration costs and ecological charges as deduction from mineral resource taxes payable and ecological charges respectively. These credits are recognized as income over the periods necessary to match them with the related costs, which they are intended to compensate.

(m) Taxation

Income tax on the profit or loss for the year comprises current and deferred tax.

Current tax is the tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n) Treasury shares

Treasury shares are recorded as a deduction from equity at cost as adjusted for hyperinflation.

(o) Revenue recognition

- Revenue from the sale of metals is recognized when the risks and rewards of ownership are transferred to the buyer. Gross sales revenue represents the net invoiced value for all joint product metals supplied to customers, and excludes sales and value-added taxes.
- Interest is recognized using the effective interest rate method.
- Dividends are recognized when the right to receive payment is established, i.e. on the last day of registration in respect to dividends declared, with the exception of cumulative redeemable preference shares whose dividends are accrued on a daily basis.

(p) Expenses

Operating lease payments. Payments made under operating leases are recognized in the income statement in the period they are due in accordance with lease terms. Lease incentives received are recognized in the income statement as an integral part of the total lease payments made.

Net financing gains/(losses). Net financing gains (losses) comprise interest payable on borrowings and finance leases, interest receivable on funds invested, gain or loss on net monetary positions and foreign exchange gains and losses that are recognized in the income statement.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs. The interest expense component of finance lease payments is recognized in the income statement using the effective interest rate method.

(q) Dividends declared

Dividends and related taxation thereon are recognized as a liability in the period in which they have been declared and become legally payable.

Dividends are recognized at the date they are declared by the shareholders in general meeting. Accumulated profits legally distributable by the Group are based on amounts available for distribution in accordance with applicable legislation and as reflected in the statutory financial statements of the individual entities that make up the Group. These amounts may differ significantly from the amounts calculated on the basis of IAS.

(r) Segmental information

The Group predominantly operates in a single industry having operations in Russia and Europe. It is engaged in:

- nickel, copper, palladium, platinum and gold production;
- marketing and sales; and
- exploration for these minerals and acquisition of minerals' properties.

Its reportable segments are based on the geographic location of these operations.

3. Gross metal sales revenues

2002
RUR Millions

	Total	Nickel	Copper	Palladium	Platinum	Gold
By origin						
Kola Peninsula	**7,760**	6,452	1,020	96	107	85
Taimyr Peninsula	**83,412**	42,651	21,808	4,252	12,188	2,513
Severoeniseysk[1]	**971**	-	-	-	-	971
Other	**6,175**	4,573	-	1,602	-	-
	98,318	**53,676**	**22,828**	**5,950**	**12,295**	**3,569**
By destination						
Russian Federation	**9,913**	2,185	4,159	-	-	3,569
Europe	**71,394**	39,095	16,879	3,826	11,594	-
Asia	**8,046**	6,278	16	1,356	396	-
North America	**8,437**	5,590	1,774	768	305	-
Other	**528**	528	-	-	-	-
	98,318	**53,676**	**22,828**	**5,950**	**12,295**	**3,569**

2001 (Unaudited)
RUR Millions

	Total	Nickel	Copper	Palladium	Platinum	Gold
By origin						
Kola Peninsula	**10,302**	8,047	2,073	-	-	182
Taimyr Peninsula	**113,057**	34,192	19,462	41,453	17,289	661
Other	**15,901**	10,931	4,970	-	-	-
	139,260	**53,170**	**26,505**	**41,453**	**17,289**	**843**
By destination						
Russian Federation	**4,234**	1,892	1,478	21	-	843
Europe	**128,507**	45,038	24,748	41,432	17,289	-
Asia	**3,337**	3,337	-	-	-	-
North America	**2,727**	2,448	279	-	-	-
Other	**455**	455	-	-	-	-
	139,260	**53,170**	**26,505**	**41,453**	**17,289**	**843**

[1]ZAO "Polyus", a gold producer, was acquired with effect from 1 November 2002. Revenues have only been included from the date of acquisition.

2002
USD Millions*

	Total	Nickel	Copper	Palladium	Platinum	Gold
By origin						
Kola Peninsula	**245**	203	32	3	4	3
Taimyr Peninsula	**2,624**	1,342	686	134	383	79
Severoeniseysk[1]	**31**	-	-	-	-	31
Other	**194**	144	-	50	-	-
	3,094	**1,689**	**718**	**187**	**387**	**113**
By destination						
Russian Federation	**312**	68	131	-	-	113
Europe	**2,246**	1,230	531	120	365	-
Asia	**253**	198	-	43	12	-
North America	**265**	175	56	24	10	-
Other	**18**	18	-	-	-	-
	3,094	**1,689**	**718**	**187**	**387**	**113**

2001 (Unaudited)
USD Millions*

By origin						
Kola Peninsula	324	253	65	-	-	6
Taimyr Peninsula	3,558	1,076	613	1,304	544	21
Other	500	344	156	-	-	-
	4,382	**1,673**	**834**	**1,304**	**544**	**27**
By destination						
Russian Federation	**135**	60	47	1	-	27
Europe	**4,042**	1,417	778	1,303	544	-
Asia	**105**	105	-	-	-	-
North America	86	77	9	-	-	-
Other	**14**	14	-	-	-	-
	4,382	**1,673**	**834**	**1,304**	**544**	**27**

[1]ZAO "Polyus", a gold producer, was acquired with effect from 1 November 2002. Revenues have only been included from the date of acquisition.

Financial information relating to the Group's consolidated segments as at 31 December 2002 is as follows:

2002
RUR Millions

	Corporate and other	Taimyr Peninsula	Kola Peninsula	Severo-eniseysk[1]	Europe[2]	**Total**
Segment results						
Revenue from external customers	-	8,700	2,289	971	86,358	**98,318**
Revenue from transactions with other segments	-	65,921	2,931	-	(68,852)	-
Operating profit	(1,174)	23,523	352	371	2,628	**25,700**
(Loss)/profit before taxation	(1,712)	25,909	116	340	2,762	**27,415**
Interest income	168	1,885	20	-	84	**2,157**
Interest expense	(58)	(2,934)	(114)	-	(310)	**(3,416)**
Loss on derivative trading transactions	-	-	-	-	(1,718)	**(1,718)**
Significant non-cash items						
Amortisation	(97)	(11,091)	(1,998)	(83)	(3)	**(13,272)**
Other non-cash expense	(556)	(337)	(136)	(8)	-	**(1,037)**
Capital cash expenditures	**(1,906)**	**(9,686)**	**(577)**	**(169)**	(1)	**(12,339)**
Carrying amount of segment assets/ (liabilities)						
Property, plant and equipment	7,272	164,454	19,881	8,146	2,051	**201,804**
Net operating assets	(142)	50,446	2,795	1,212	3,131	57,442
Total assets	8,263	248,610	26,004	10,789	15,963	**309,629**
Segment liabilities	(1,255)	(62,641)	(5,113)	(142)	(8,328)	**(77,479)**
Average number of employees	968	65,813	17,280	459	25	84,545

[1]ZAO "Polyus", a gold producer, was acquired with effect from 1 November 2002. Revenues have only been included from the date of acquisition.
[2]Excluding Russian Federation.

2001 (Unaudited)
RUR Millions

	Corporate and other	Taimyr Peninsula	Kola Peninsula	Europe[1]	**Total**
Segment results					
Revenue from external customers	-	57,174	2,293	79,793	**139,260**
Revenue from transactions with other segments	-	57,197	7,466	(64,663)	**-**
Operating profit	(1,286)	32,766	1,574	510	**33,564**
(Loss) / profit before taxation	(1,471)	57,383	(370)	85	**55,627**
Interest income	169	367	28	125	**689**
Interest expenses	(189)	(2,097)	(338)	(535)	**(3,159)**
Loss on derivative trading transactions	-	-	-	(277)	**(277)**
Significant non-cash items					
Amortisation	(97)	(11,122)	(1,996)	-	**(13,215)**
Other non-cash expenses	(436)	(3,119)	(338)	-	**(3,893)**
Capital cash expenditures	**(2,290)**	**(11,456)**	**(2,956)**	**-**	**(16,702)**
Carrying amount of segment assets/(liabilities)					
Property, plant and equipment	3,071	167,876	21,308	21	**192,276**
Net operating assets	3,019	38,015	(1,648)	4,792	**44,178**
Total assets	9,496	293,941	28,988	12,691	**345,116**
Segment liabilities	(4,898)	(100,691)	(13,609)	(7,930)	**(127,128)**
Average number of employees	1,782	69,776	17,824	17	89,399

[1]Excluding Russian Federation.

2002
USD Millions*

	Corporate and other	Taimyr Peninsula	Kola Peninsula	Severo-eniseysk[1]	Europe[2]	**Total**
Segment results						
Revenue from external customers	-	274	72	31	2,717	**3,094**
Revenue from transactions with other segments	-	2,074	92	-	(2,166)	-
Operating profit	(37)	741	10	12	83	**809**
(Loss) / profit before taxation	(54)	815	4	11	87	**863**
Interest income	5	59	1	-	3	**68**
Interest expense	(1)	(92)	(4)	-	(10)	**(107)**
Loss on derivative trading transactions	-	-	-	-	(54)	**(54)**
Significant non-cash items						
Amortisation	(3)	(348)	(63)	(3)	-	**(417)**
Other non-cash expenses	(17)	(11)	(4)	-	-	**(32)**
Capital cash expenditures	**(60)**	**(305)**	**(18)**	**(5)**	-	**(388)**
Carrying amount of segment assets/ (liabilities)						
Property, plant and equipment	229	5,175	626	256	64	**6,350**
Net operating assets	(4)	1,587	88	38	99	**1,808**
Total assets	260	7,824	818	339	502	**9,743**
Segment liabilities	(39)	(1,971)	(162)	(4)	(262)	**(2,438)**

[1]ZAO "Polyus", a gold producer, was acquired with effect from 1 November 2002. Revenues have only been included from the date of acquisition.
[2]Excluding Russian Federation.

2001 (Unaudited)
USD Millions*

	Corporate and other	Taimyr Peninsula	Kola Peninsula	Europe[1]	**Total**
Segment results					
Revenue from external customers	-	1,799	72	2,511	**4,382**
Revenue from transactions with other segments	-	1,800	235	(2,035)	**-**
Operating profit	(40)	1,029	50	16	**1,055**
(Loss) / profit before taxation	(46)	1,805	(12)	3	**1,750**
Interest income	5	12	1	4	**22**
Interest expense	(6)	(65)	(11)	(17)	**(99)**
Loss on derivative trading transactions	-	-	-	(9)	**(9)**
Significant non-cash items					
Amortisation	(3)	(350)	(63)	-	**(416)**
Other non-cash expenses	(14)	(98)	(11)	-	**(123)**
Capital cash expenditures	**(72)**	**(361)**	**(93)**	-	(526)
Carrying amount of segment assets/ (liabilities)					
Property, plant and equipment	97	5,282	670	1	**6,050**
Net operating assets	95	1,197	(52)	151	**1,391**
Total assets	299	9,249	912	399	**10,859**
Segment liabilities	(154)	(3,167)	(428)	(250)	**(3,999)**

[1]Excluding Russian Federation.

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions

4. Cost of metal sales

Cash operating costs	45,054	46,784	1,418	1,472
On-mine costs (refer to note 5)	22,682	22,558	714	710
Smelting costs (refer to note 6)	13,148	14,267	414	449
Treatment and refining costs (refer to note 7)	9,224	9,959	290	313
Amortisation of operating assets (refer to note 8)	12,276	11,757	386	370
Other costs (refer to note 9)	9,606	22,896	302	720
Decrease/(increase) in metal inventories	1,640	(5,160)	52	(162)
Production cost of metal delivered to settle the loan from the Ministry of Finance (refer to note 28)	(12,921)	-	(407)	-
Total	**55,655**	**76,277**	**1,751**	**2,400**

5. On-mine costs

Consumables and spares	10,086	8,565	317	270
Labour	9,328	10,086	294	317
Utilities	1,023	1,103	32	35
Tailing pipe maintenance and moving	777	729	24	23
Insurance	768	860	24	27
Repairs and maintenance	506	867	16	27
Sundry on-mine costs	194	348	7	11
Total (refer to note 4)	**22,682**	**22,558**	**714**	**710**

6. Smelting costs

Consumables and spares	5,125	6,388	161	201
Labour	4,775	4,852	150	153
Utilities	1,283	865	40	27
Insurance	801	818	25	26
Repairs and maintenance	655	873	21	27
Tailing pipe maintenance and moving	376	236	12	7
Sundry smelting costs	133	235	5	8
Total (refer to note 4)	**13,148**	**14,267**	**414**	**449**

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions

7. Treatment and refining costs

Consumables and spares	3,426	3,598	108	113
Labour	3,220	3,775	101	119
Platinum group metals toll refining cost	1,492	1,654	47	52
Utilities	709	341	22	11
Repairs and maintenance	240	414	8	13
Insurance	60	81	2	3
Sundry treatment and refining costs	77	96	2	2
Total (refer to note 4)	**9,224**	**9,959**	**290**	**313**

8. Amortization of operating assets

Mining	6,749	6,444	212	203
Smelting	3,998	3,824	126	120
Treatment and refining	1,529	1,489	48	47
Total (refer to note 4)	**12,276**	**11,757**	**386**	**370**

9. Other costs

Cost of metals purchased from third parties	6,203	15,901	195	500
Transport of metals	2,006	640	63	20
Tax on mining	1,340	6,355	42	200
Other	57	-	2	-
Total (refer to note 4)	**9,606**	**22,896**	**302**	**720**

10. Selling, general and administrative expenses

Export customs duties	4,641	7,512	146	236
Taxes other than mining and income tax	4,496	4,027	141	127
Salaries and wages	2,501	2,468	79	78
Transport expenses	987	1,701	31	54
Other professional services	663	718	21	23
Legal and audit services	430	185	14	6
Impairment of goodwill	-	158	-	5
Other	4,096	4,451	129	139
Total	**17,814**	**21,220**	**561**	**668**

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions

11. Other net income/(expenses)

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Bad debts recovered/(expensed)	1,046	(1,104)	32	(35)
Foreign exchange gains/(losses)	527	(820)	17	(26)
Other non-mining entities operating profit	225	630	7	20
Loss on disposal of property, plant and equipment	(396)	(529)	(12)	(17)
Tax penalties	(384)	(7,075)	(12)	(223)
Other	(167)	699	(5)	22
Total	**851**	**(8,199)**	**27**	**(259)**

12. Gains on derivative transactions

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Gains on embedded derivative				
Gain on settlement of embedded derivative (Ministry of Finance loan, refer to note 28)	5,994	-	188	-
Gain on fair valuation of embedded derivative (Ministry of Finance loan, refer to note 28)	2,561	26,187	81	824
	8,555	**26,187**	**269**	**824**
Metal trading				
Realized trading loss	(1,177)	(588)	(37)	(19)
Unrealised trading (loss)/profit	(541)	311	(17)	10
Total	**6,837**	**25,910**	**215**	**815**

13. Net finance (costs) / income

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Interest received	2,157	689	68	22
Dividends received	619	1	19	-
Net monetary gain	368	7,319	12	230
Loss on disposal of investments	(156)	(2,988)	(5)	(95)
Profit on trading equity securities	142	1,434	4	45
Interest expense	(3,416)	(3,159)	(107)	(99)
Other	(203)	691	(6)	22
Total	**(489)**	**3,987**	**(15)**	**125**

14. Other non-operating expenses

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Expenses on maintenance of social sphere facilities	(1,952)	(2,714)	(61)	(85)
Donations	(2,831)	(5,302)	(89)	(167)
Other	150	182	4	7
Total	**(4,633)**	**(7,834)**	**(146)**	**(245)**

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions

15. Taxation

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Current tax expense				
Current year	(6,117)	(13,900)	(193)	(437)
Deferred tax expense				
Current year	(2,970)	(3,100)	(93)	(98)
Effect of changes in domestic tax rates	-	1,003	-	32
Total deferred tax expense	**(2,970)**	**(2,097)**	**(93)**	**(66)**
Total income tax expense	**(9,087)**	**(15,997)**	**(286)**	**(503)**

The tax rates applied in Russia to assessable income for the year ended 31 December 2002 and 2001 were 24% and 35% respectively. In 2001, the Russian regional tax authorities in the region where the Group's main production assets are located elected not to apply the additional regional tax of 5%. As a result the tax rate applied to the Group's assessable income in this region was 30%.

The charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Profit before tax	**27,415**	**55,627**	**863**	**1,750**
Notional income tax at 24% (2001 – 30%)	(6,580)	(16,688)	(207)	(525)
Effect of changes in tax rate	-	1,003	-	32
Adjustments to previous periods	(236)	-	(7)	-
Impact of specific tax rates	(68)	78	(2)	2
Tax effect of permanent differences	(2,885)	(9,378)	(91)	(295)
Income tax concessions	682	8,988	21	283
Total income tax expense	**(9,087)**	**(15,997)**	**(286)**	**(503)**

Deferred tax assets and liabilities

Movement in deferred tax assets and liabilities during the year:

2002 *RUR Millions*	2001 (Unaudited)	Recognized in tax expense	Change in deferred tax (liability) asset due to acquisition of subsidiary	Recognized in gain on monetary position	2002
Property, plant and equipment	(20,780)	(1,985)	(1,604)	-	(24,369)
Accrued operating expenses	1,528	189	-	(213)	1,504
Bad debt provision	1,576	(526)	19	(173)	896
Inventory valuation	(520)	(2,622)	(45)	-	(3,187)
Difference between cash and accrual basis	(2,878)	2,205	-	229	(444)
Interest-bearing loans and borrowings	3,692	(3,441)	-	(251)	-
Tax losses carried forward	-	207	9	(15)	201
Other	81	(45)	21	22	79
Valuation allowance	(3,388)	3,048	-	238	(102)
Net deferred tax liability position	**(20,689)**	**(2,970)**	**(1,600)**	**(163)**	**(25,422)**
Represented by:					
Deferred tax assets	**115**				**136**
Deferred tax liabilities	**(20,804)**				**(25,558)**

2002 *USD* Millions*					
Property, plant and equipment	(654)	(62)	(52)	-	(768)
Accrued operating expenses	48	6	-	(7)	47
Bad debt provision	50	(17)	1	(6)	28
Inventory valuation	(16)	(83)	(1)	-	(100)
Difference between cash and accrual basis	(91)	69	-	8	(14)
Interest-bearing loans and borrowings	116	(108)	-	(8)	-
Tax losses carried forward	-	7	-	-	7
Other	3	(1)	1	1	4
Valuation allowance	(107)	96	-	7	(4)
Net deferred tax liability position	**(651)**	**(93)**	**(51)**	**(5)**	**(800)**
Represented by:					
Deferred tax assets	**4**				**4**
Deferred tax liabilities	**(655)**				**(804)**

16. Earnings per share

The calculation of basic attributable earnings per share is based on profit attributable to ordinary shareholders of RUR 18,567 million (USD* 584 million) (2001: RUR 39,262 million, USD* 1,235 million) and a weighted average of 210,643,516 (2001: 172,598,092) ordinary shares of MMC Norilsk Nickel in issue during the year and the weighted net results of the reorganization of the Group, calculated as follows:

	2002 Shares '000	2001 (Unaudited) Shares '000
Ordinary shares		
At beginning of the year, net of treasury shares	208,098	77,903
Re-issue from treasury shares in full	2,545	-
Effect of re-organisation of the Group - weighted	-	94,695
Weighted average number of ordinary shares	**210,643**	**172,598**

The calculation of fully diluted attributable earnings per share is based on profit attributable to ordinary shareholders of RUR 18,567 million (USD* 584 million) (2001: RUR 39,262 million, USD* 1,235 million) and a diluted weighted average number of ordinary shares in issue during the year calculated as follows:

Weighted average number of ordinary shares	210,643	172,598
Effect of re-organisation of the Group	-	38,045
Fully diluted weighted average number of ordinary shares	**210,643**	**210,643**

The calculation of basic and fully diluted headline earnings per share has been calculated on a profit attributable to ordinary shareholders of RUR 10,012 million (USD* 315 million) (2001: RUR 13,075 million, USD* 411 million) adjusted for the non-recurring profit realized in the revaluation and settlement of the loan with the Ministry of Finance of RUR 8,555 million (USD* 269 million) (2001: RUR 26,187 million, USD* 824 million) and a weighted average number of ordinary shares of 210,643,516 (2001: 172,598,092) and a fully diluted weighted average number of ordinary shares of 210,643,516 (2001: 210,643,516) (refer to notes 1 and 24).

17. Dividends

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
On 30 June 2002 the Company declared a dividend of RUR 5,005 million (non-indexed for inflation) (USD* 159 million) in respect of the year ended 31 December 2001. The dividend was paid to shareholders during the year. The dividend comprised RUR 23.4 (non-indexed for inflation) (USD* 0,74) per ordinary share.	5,372	259	169	8

18. Property, plant and equipment

2002 *RUR Millions*	Buildings, structures and utilities	Machinery, equipment and transport	Other	Construction in progress	Total
Cost / valuation					
Balance at 31 December 2001					
At valuation (unaudited)	**107,028**	48,757	1,553	34,938	192,276
Additions at cost	-	-	-	11,153	**11,153**
Assets acquired on acquisition of subsidiaries	9,368	2,463	49	290	**12,170**
Transfers from capital work in progress	3,019	7,939	845	(11,803)	-
Disposals	(253)	(102)	(29)	(139)	**(523)**
Balance at 31 December 2002	**119,162**	59,057	**2,418**	34,439	215,076
Accumulated amortisation					
Balance at 31 December 2001 (unaudited)	-	-	-	-	-
Amortisation charge for the year	(6,810)	(6,291)	(171)	-	**(13,272)**
Balance at 31 December 2002	**(6,810)**	**(6,291)**	**(171)**	-	**(13,272)**
Net book value					
31 December 2001 (unaudited)	**107,028**	48,757	1,553	34,938	192,276
31 December 2002	**112,352**	52,766	2,247	34,439	201,804

2002 - *USD* Millions*	Buildings, structures and utilities	Machinery, equipment and transport	Other	Construction in progress	Total
Cost / valuation					
Balance at 31 December 2001					
At valuation (unaudited)	3,368	1,534	49	1,099	6,050
Additions at cost	-	-	-	351	**351**
Assets acquired on acquisition of subsidiaries	294	78	1	9	382
Transfers from capital work in progress	95	249	27	(371)	-
Disposals	(8)	(3)	(1)	(4)	**(16)**
Balance at 31 December 2002	3,749	1,858	76	1,084	6,767
Amortisation					
Balance at 31 December 2001 (unaudited)	-	-	-	-	-
Amortisation charge for the year	(214)	(198)	(5)	-	**(417)**
Balance at 31 December 2002	**(214)**	**(198)**	(5)	-	(417)
Net book value					
31 December 2001 (unaudited)	3,368	1,534	49	1,099	6,050
31 December 2002	3,535	1,660	71	1,084	6,350

Corresponding information relating to 2001
No corresponding information relating to the rollforward of property, plant and equipment for the year ended 31 December 2001 has been presented, as property, plant and equipment was valued at 31 December 2001.

Non-mining assets
Included in the above are non-mining assets with a book value of RUR 9,336 million (USD* 294 million) (2001: RUR 2,494 million USD* 78 million).

Leased assets
The Group leases production equipment under a number of finance lease agreements (refer note 26). At the end of the term of the lease the Group takes automatic ownership of the asset. The carrying amount of leased plant and machinery as at 31 December 2002 was RUR 956 million (USD* 31 million) and RUR 1,151 million (USD* 36 million) as at 31 December 2001. The leased equipment secures lease obligations (refer note 26).

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
19. Other financial assets				
Non-current				
Equity securities available-for-sale	1,214	105	38	3
Equity investments	1,731	2,312	55	73
Other	379	382	12	12
	3,324	**2,799**	**105**	**88**
Current				
Equity securities available-for-sale	45	6,546	2	206
Debt securities held-for-trading	278	175	8	6
Loans advanced	466	247	15	8
Bank deposits (roubles)	508	842	16	27
Promissory notes	1,504	4,738	47	147
Other	199	81	6	3
	3,000	12,629	94	397
Total	**6,324**	**15,428**	**199**	**485**
20. Inventories				
Refined metals				
Joint products at net production cost	26,144	26,498	822	834
By-products at net realisable value	1,164	1,023	37	32
Work-in-process, at production cost	8,442	9,869	266	311
Total metal inventories	**35,750**	**37,390**	**1,125**	**1,177**
Stores and materials at cost	23,301	30,770	733	968
Less: Provision for obsolescence	(716)	(1,049)	(22)	(33)
Total	**58,335**	**67,111**	**1,836**	**2,112**

By-product inventory with a net realizable value of RUR 617 million (USD* 20 million) has been provided as security for an overdraft of RUR 81 million (USD* 3 million) from ING, Belgium.

Nickel inventory with a cost of RUR 5,449 million (USD* 173 million) has been provided as security for a loan of RUR 6,366 million (USD* 200 million) from a syndicate of banks (refer to note 25).

Metal inventory with a cost of RUR 6,595 million (USD* 221 million) has been provided as security for the overdraft banking facilities of RUR 8,263 million (USD* 260 million) received from the following banks: ING Belgium, ING Switzerland, Banque Cantonale Vaudoise (Lausanne), West LB AG (London), BNP Paribas Suisse (Geneva), ABN Amro (Amsterdam), Natexis Banques Populaires (Paris) (refer to note 33).

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions

21. Trade accounts and other receivables

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Trade accounts receivable	6,782	8,276	213	260
Advances to suppliers	4,609	8,203	145	258
Promissory notes	61	1,057	2	33
Other receivables	5,198	6,841	164	216
Total	16,650	24,377	524	767
Less: Provision for doubtful debts	(5,330)	(5,833)	(168)	(184)
Total	**11,320**	**18,544**	**356**	**583**

22. Other current assets

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
VAT recoverable	13,936	19,034	438	599
Other taxes	2,638	-	83	-
Other	1,669	1,537	53	48
Total	**18,243**	**20,571**	**574**	**647**

23. Cash and cash equivalents

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Restricted cash (see below)	5,104	22,644	161	713
Current accounts – RUR	1,027	2,609	32	82
– foreign currency	1,075	2,002	34	63
Bank deposits – RUR	758	2,079	24	65
– foreign currency	3,918	383	123	12
Cash in hand	186	249	6	9
Cash at brokers current account – foreign currency	1,363	1,026	43	32
Other cash equivalents	36	79	1	2
	13,467	**31,071**	**424**	**978**
Less: Bank overdrafts (refer to note 33)	(6,950)	(6,047)	(219)	(190)
Net cash and cash equivalents	**6,517**	**25,024**	**205**	**788**

The Group maintains large non-interest bearing cash balances with related commercial banks, which in turn provide borrowings at an interest rate of 18 % per annum (2001: 1.5 % per annum) to subsidiaries of the Group. The cash balances are restricted from use for the duration of the loan agreements.

24. Share capital and treasury shares

This note is to be read in conjunction with notes 1 and 40.

(i) Share capital

	2002 Shares '000	2001 (Unaudited) Shares '000
Authorized share capital		
Ordinary shares of RUR 1 each	260,171	260,171
Issued and fully paid share capital		
Ordinary shares at the beginning of the year	213,906	122,472
Issue of ordinary shares on 23 May 2001 (refer to note 40 (iv))	-	130,195
Ordinary shares at the end of the year	213,906	252,667
Shares cancelled on completion of reorganization (refer to note 40 (v))	-	(38,761)
Ordinary shares at completion of reorganization	**213,906**	**213,906**
Less: Treasury shares held by the Group	(3,263)	(5,808)
Net ordinary shares at completion of reorganization	**210,643**	**208,098**

The share capital recorded in the balance sheet represents 213,906 thousand shares at a par value of RUR 1 each, indexed to the equivalent 2002 value in terms of IAS 29.

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
(ii) Treasury shares				
The treasury shares were acquired by the Group, during the reorganization, at a cost of RUR 1.43 (non-indexed for inflation) (USD* 0.04) per share (a premium of RUR 0.43 (non-indexed for inflation) (USD* 0.01) per share above par value).				
Balance at the beginning of the year	(10)	(543)	-	(17)
Replacement of parent company (refer to note 40 (v))	-	533	-	17
Re-issue from treasury shares (refer to note 40 (v))	5	-	-	-
Balance at the end of the year	**(5)**	**(10)**	**-**	**-**

	2002 Shares '000	2001 (Unaudited) Shares '000
Held at the beginning of the year (refer to note 40 (v))	5,808	44,569
Shares cancelled on completion of reorganization (refer to note 40 (v))	-	(38,761)
Re-issue from treasury shares (refer to note 40 (v))	(2,545)	-
Held at the end of the year	**3,263**	**5,808**

25. Long-term borrowings

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Syndicated loan from Credit Swiss First Boston International, ING Bank, Standard Bank London Limited and Natexis Banques Popularies.	6,366	-	200	-
A US dollar denominated loan, interest is charged at LIBOR plus 2% per annum. The loan is repayable in nine equal instalments, every three months commencing in June 2003, with a final instalment due in June 2005. The loan is secured by 60,000 tons of nickel (refer to note 20)				
Loan from Agropromstroybank.	-	520	-	16
A US dollar denominated loan. Interest is charged at 6% per annum. The loan was repaid in April 2002.				
Other long-term borrowings	287	159	9	5
	6,653	679	209	21
Less: Current portion repayable in 12 months and shown under current liabilities	(2,128)	(520)	(67)	(16)
	4,525	**159**	**142**	**5**
The long-term borrowings are repayable as follows:				
Due on demand or within 12 months	2,128	520	67	16
Due in the second year	3,123	159	98	5
Due in years three to five	1,402	-	44	-
	6,653	**679**	**209**	**21**

26. Capitalised financial leases

(i) Financial lease liabilities

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Non-current				
Liability denominated in RUR	106	246	3	8
Liability denominated in foreign currency	42	57	2	2
	148	**303**	**5**	**10**
Current				
Liability denominated in RUR	189	215	6	7
Liability denominated in foreign currency	24	108	1	3
	213	**323**	**7**	**10**
Total	**361**	**626**	**12**	**20**

The average weighted interest rates implied in calculating present values of financial leases in 2002 was 15% (2001-18%) for RUR denominated leases and15% (2001-15%) for USD denominated leases.

The gross value, inclusive of finance charges, of future minimum finance lease payments due under non-cancelable lease contracts are:

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Due within 12 months	271	456	9	14
Due in the second year	103	207	3	7
Due in the third year	42	111	2	4
Due in the fourth year	12	45	-	1
Due in the fifth year	10	12	-	-
Due after five years	16	28	1	1
	454	859	15	27
Less: Amount representing interest	(93)	(233)	(3)	(7)
Present value of minimum lease payments	**361**	**626**	**12**	**20**

The present value of future minimum finance lease payments due under non-cancelable lease contracts are:

Due within 12 months	213	323	7	10
Due in the second year	83	144	2	5
Due in the third year	34	90	2	3
Due in the fourth year	8	37	-	1
Due in the fifth year	8	8	-	-
Due after five years	15	24	1	1
Present value of minimum lease payments	**361**	**626**	**12**	**20**

The lease obligations are secured by leased equipment with a carrying value of RUR 956 million (USD* 31 million) (2001: RUR 1,151 million, USD* 36 million) (refer to note 18).

(ii) Operating leases

The Group leases buildings and office space under operating lease agreements.

The land within the boundaries of the Russian Federation on which the Group's buildings, production and other facilities are located is owned by the State. The Group pays land tax based on the total area and location of land occupied.

The Group's future minimum operating lease payments:

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Due within 12 months	188	250	6	8
Due in the second year	5	-	-	-
	193	**250**	**6**	**8**

27. Employee benefits

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Non-current				
Six pensions plan	86	107	3	3
Lifelong professional pension plan	360	114	12	4
	446	221	15	7
Less: Current portion:				
Six pensions plan	(62)	(89)	(2)	(3)
Lifelong professional pension plan	(59)	(18)	(2)	(1)
Total non-current employee benefits	**325**	**114**	**11**	**3**
Current				
Accrual for annual leave	4,662	6,309	146	198
Add: Current portion of non-current employee benefits	121	107	4	4
Total current employee benefits	**4,783**	**6,416**	**150**	**202**

The average number of employees for the year ended 31 December 2002 was 84,545 (2001: 89,399).

Defined benefit plans

(i) Six pensions plan

Number of members	2002 Members	2001 (Unaudited) Members
At the beginning of the year	2,317	6,121
Additions	485	424
Retirements	(1,868)	(4,228)
At the end of the year	**934**	**2,317**

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Movements in the liability of the year:				
Opening balance of liability	107	398	3	13
Revaluation of opening liability	(15)	(63)	-	(2)
Liability raised	102	74	3	2
IAS 29 inflationary adjustment	1	20	-	-
Payments to members	(109)	(322)	(3)	(10)
Closing balance of liability	**86**	**107**	**3**	**3**
Amounts recognized in income in respect of the plan:				
Revaluation of opening liability	15	63	-	2
Liability raised	(102)	(74)	(3)	(2)
IAS 29 inflationary adjustment	(1)	(20)	-	-
Net expense	**(88)**	**(31)**	**(3)**	**-**

(ii) Lifelong professional pension plan

Number of members	2002 Members	2001 (Unaudited) Members
At the beginning of the year	290	-
Additions	757	290
At the end of the year	**1,047**	**290**

Movements in the liability of the year:

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Opening balance of liability	114	-	4	-
Revaluation of opening liability	(15)	-	-	-
Liability raised	259	112	8	4
Interest accrued	45	12	1	-
Payments to members	(43)	(10)	(1)	-
Closing balance of liability	**360**	**114**	**12**	**4**
Amounts recognized in income in respect of the plan:				
Revaluation of opening liability	15	-	-	-
Liability raised	(259)	(112)	(8)	(4)
Interest accrued	(45)	(12)	(1)	-
Net expense	**(289)**	**(124)**	**(9)**	**(4)**

Key assumptions used:	2002	2001
Discount rates used in determining the present value of benefits	17.1%	17.1%
Projected rates of remuneration growth	6.3%	6.3%
Average life expectancy of members from date of retirement	15 years	15 years

28. Loan from Ministry of Finance

During 1994-1995 the Group received a loan from the Ministry of Finance of the Russian Federation to finance the "Summer Purchasing Campaign" for the Norilsk production region. The loan was received in US dollars and accrued simple interest at 3% per annum, payable in metal at the maturity of the loan agreement.

Before 1 January 2001 the Group recognized only the host contract (the cash loan) in its financial statements. Subsequent to the adoption of IAS 39 on 1 January 2001 the Group remeasured the host contract with the Ministry of Finance and recognized an embedded derivative contained therein. The recognition of the embedded derivative, upon the adoption of IAS 39, has been recorded as an adjustment to accumulated profit on 1 January 2001.

The loan was fully settled on 28 August 2002 by physical delivery of metal to the Ministry of Finance of the Russian Federation.

RUR Millions	Total fair value	Host contract	Embedded derivative
Balance at 31 December 2000, before recognition of fair value of embedded derivative – unaudited	8,890	8,890	-
Mark to market adjustment of embedded derivative as at 1 January 2001	46,538	-	46,538
Balance at 1 January 2001, after recognition of fair value of embedded derivative – unaudited	**55,428**	8,890	**46,538**
Interest charged for the year	954	218	736
Gain on fair valuation of the derivative (refer to note 12)	(26,187)	-	(26,187)
Net monetary gain on the loan	(6,644)	(893)	(5,751)
Balance at 31 December 2001 – unaudited	**23,551**	**8,215**	**15,336**
Interest charged for the period	307	130	177
Gain on fair valuation of the derivative, immediately prior to settlement (refer to note 12)	(2,561)	-	(2,561)
Net monetary gain on the loan	(2,382)	(397)	(1,985)
Balance at 28 August 2002, date of settlement	**18,915**	7,948	**10,967**
Less: Production cost of metal delivered (refer to note 4)	12,921	7,948	4,973
Gain on settlement of the loan (refer to note 12)	5,994	-	5,994

USD Millions*			
Balance at 31 December 2000, before recognition of fair value of embedded derivative – unaudited	280	280	-
Mark to market adjustment of embedded derivative as at 1 January 2001	1,464	-	1,464
Balance at 1 January 2001, after recognition of fair value of embedded derivative - unaudited	**1,744**	280	**1,464**
Interest charge for the year	32	9	23
Gain on fair valuation of the derivative (refer to note 12)	(824)	-	(824)
Net monetary gain on the loan	(211)	(29)	(182)
Balance at 31 December 2001 - unaudited	**741**	**260**	**481**
Interest charged for the period	10	4	6
Gain on fair valuation of the derivative, immediately prior to settlement (refer to note 12)	(81)	-	(81)
Net monetary gain on the loan	(75)	(13)	(62)
Balance at 28 August 2002, date of settlement	**595**	**251**	**344**
Less: Production cost of metal delivered (refer to note 4)	407	251	156
Gain on settlement of the loan (refer to note 12)	188	-	188

29. Derivative financial instruments

In the normal course of business the Group enters into transactions using derivative instruments traded on the London Metals Exchange ("LME"). The Group enters into these transactions for the purpose, in some cases, of hedging its above ground stock, and, in other cases, with a trading intent.

Because the derivative transactions entered into with a hedging intent are not formally designated as hedges, in line with the requirements of International Accounting Standards, they do not meet the criteria for the application of hedge accounting. Accordingly, all transactions and balances related to LME activities are accounted for as transactions entered into with a trading intent.

Commodity derivatives

31 December 2002

The Group had the following open commodity derivative contracts:

Contract type	Buys Tons '000	Sells Tons '000	Net open position Tons '000	Fair value RUR Millions	Fair value USD* Millions
Commodity futures					
Copper futures[1]	38	(38)	-	63	2
Nickel futures[2]	55	(83)	(28)	(318)	(10)
Commodity options					
Copper call options[3]	-	-	-	-	-
Nickel call options[4]	-	(4)	(4)	(127)	(4)
Total	**93**	**(125)**	**(32)**	**(382)**	**(12)**

[1] Copper futures are listed and traded on the LME. The lot size included in buys, sells and net position above is 25 tonnes.
[2] Nickel futures are listed and traded on the LME. The lot size included in buys, sells and net position above is 6 tonnes.
[3] Copper options are listed and traded on the LME. The lot size included in buys, sells and net position above is 50 tonnes.
[4] Nickel options are listed and traded on the LME. The lot size included in buys, sells and net position above is 6 tonnes.

The maturity profile of the net positions in commodity derivatives at 31 December 2002 was:

Contract type	Total Tons '000	0-3 Months Tons '000	4-6 Months Tons '000	7-12 Months Tons '000
Copper futures	-	-	-	-
Nickel futures	(28)	(28)	-	-
Copper options	-	-	-	-
Nickel options	(4)	(4)	-	-
Total	**(32)**	**(32)**	-	-

31 December 2001 (unaudited)
The Group had the following open commodity derivative contracts:

Contract type	Buys Tons '000	Sells Tons '000	Net open position Tons '000	Fair value RUR Millions	Fair value USD* Millions
Commodity futures					
Copper futures[1]	2	(40)	(38)	31	1
Nickel futures[2]	27	(36)	(9)	255	8
Commodity options					
Copper call options[3]	-	(2)	(2)	-	-
Nickel call options[4]	6	(1)	5	(286)	(9)
Total	35	**(79)**	**(44)**	-	-

Fair value of derivative transactions

31 December 2002
The fair value of the open commodity derivative contracts set out above was:

Contract type	Positive mark to market RUR Millions	Negative mark to market RUR Millions	Net mark to market RUR Millions
Copper futures	63	-	63
Nickel futures	381	(699)	(318)
Copper call options	-	-	-
Nickel call options	-	(127)	(127)
	444	(826)	(382)

31 December 2001 (unaudited)
The fair value of the open commodity derivative contracts set out above was:

Contract type	Positive mark to market RUR Millions	Negative mark to market RUR Millions	Net mark to market RUR Millions
Copper futures	62	(31)	31
Nickel futures	572	(317)	255
Copper call options	-	-	-
Nickel call options	-	(286)	(286)
	634	(634)	-

Due to the fact that the Group has entered into legally enforceable netting agreements with its counterparties covering its transactions in derivatives on the LME, the mark to market valuation of derivative instruments are presented on a netted basis.

The maturity profile of the net positions in commodity derivatives at 31 December 2001 was:

Contract type	Total Tons '000	0-3 Months Tons '000	4-6 Months Tons '000	7-12 Months Tons '000
Copper futures	(38)	(38)	-	-
Nickel futures	(9)	(5)	(2)	(2)
Copper options	(2)	(2)	-	-
Nickel options	5	6	(1)	-
Total	**(44)**	**(39)**	**(3)**	**(2)**

The mark to market valuation is determined by reference to the closing price quoted on the LME, for each of the contract types that are outstanding as at the year-end date. The fair value adjustment is determined as the difference between the dealing price and the closing price quoted on the LME as at the year-end date.

Contract type	Positive mark to market USD* Millions	Negative mark to market USD* Millions	Net mark to market USD* Millions
Copper futures	2	-	2
Nickel futures	12	(22)	(10)
Copper call options	-	-	-
Nickel call options	-	(4)	(4)
	14	**(26)**	**(12)**

Contract type	Positive mark to market USD* Millions	Negative mark to market USD* Millions	Net mark to market USD* Millions
Copper futures	2	(1)	1
Nickel futures	18	(10)	8
Copper call options	-	-	-
Nickel call options	-	(9)	(9)
	20	**(20)**	**-**

30. Short-term borrowings

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
USD denominated short-term borrowings	6,446	7,311	203	230
RUR denominated short-term borrowings	5,701	27,863	179	877
Total	**12,147**	**35,174**	**382**	**1,107**

The interest rates on these borrowings vary as follows:

- RUR denominated borrowings for 2002 – from 14% to 18% per annum (2001 – from 1.5% to 19% per annum).
- USD denominated borrowings for 2002 – from LIBOR + 3.3% to 9.5% (2001 – from 7.4% to 12%) per annum

Fiduciary loans included in the above balances of RUR 5,087 million (USD* 161 million) (2001: RUR 21,129 million, USD* 665 million) are secured for the duration of the loans, by cash balances (refer to note 23).

31. Trade accounts and other payables

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Trade creditors	6,730	11,591	212	365
Wages and salaries	1,257	1,336	40	42
Advances from customers	238	188	7	6
Interest payable	45	103	1	3
Dividends payable	62	21	2	1
Promissory notes	436	3,707	14	116
Other creditors	1,587	3,702	49	116
Total	**10,355**	**20,648**	**325**	**649**

32. Taxes payable

Taxes payable	6,901	7,879	218	248
Unified social tax	1,244	1,025	39	32
Fines and penalties payable	1,820	4,165	57	131
Total	**9,965**	**13,069**	**314**	**411**

33. Bank overdrafts

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Foreign currency denominated bank overdrafts	6,950	6,047	219	190

The weighted average interest rates for bank overdrafts for 2001 and 2002 are LIBOR+1.25%.

Metal inventory of by-products with a net realizable value of RUR 617 million (USD* 20 million) has been provided as security for the overdraft of RUR 81 million (USD* 3 million) from ING.

Metal inventory with a cost of RUR 6,595 million (USD* 221 million) has been provided as security for the overdraft banking facilities of RUR 8,263 million (USD* 260 million) received from the following banks: ING Belgium, Brussels, Geneva Branch, Banque Cantonale Vaudoise (Lausanne), West LB AG (London), BNP Paribas Suisse (Geneva), ABN Amro (Amsterdam), Natexis Banques Populaires (Paris).

34. Reconciliation of profit before taxation to cash flow from operations

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Profit before taxation	**27,415**	**55,627**	**863**	**1,750**
Adjustments for:				
Interest expense	3,416	3,159	107	99
Amortization	13,272	13,215	417	416
Impairment of goodwill	-	158	-	5
Loss on disposal of property, plant and equipment	396	529	12	17
Loss from other investments	156	2,988	5	95
Gain on trading equity securities	(142)	(1,434)	(4)	(45)
Unrealised loss (gain) on derivative transactions	541	(311)	17	(10)
Change in fair value of embedded derivative	(2,561)	(26,187)	(81)	(824)
Gain on settlement of embedded derivative	(5,994)	-	(188)	-
Gain on net monetary position on financing and investing activities	(2,476)	(9,459)	(78)	(299)
Operating profit before working capital changes	**34,023**	**38,285**	**1,070**	**1,204**
Increase in inventories	(3,282)	(26,811)	(103)	(843)
Decrease in trade and other receivables	7,963	23,057	251	726
(Decrease)/increase in trade and other payables	(11,510)	2,431	(362)	76
Decrease/(increase) in current investments	3,283	(5,563)	103	(175)
Decrease/(increase) in other current assets	2,526	(11,575)	79	(364)
Decrease in employee benefits	(1,422)	(1,641)	(45)	(52)
(Decrease)/increase in taxes payable	(1,551)	1,008	(49)	32
Cash flow from operations	**30,030**	**19,191**	**944**	**604**

35. Acquisition of subsidiaries

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Net assets acquired:				
Property, plant and equipment	12,170	-	382	-
Inventories	865	-	27	-
Trade and other receivables	1,075	-	34	-
Bank and cash balances	67	-	2	-
Other assets	199	-	6	-
Loans and borrowings	(859)	-	(27)	-
Trade payables	(1,117)	-	(35)	-
Deferred taxation	(1,600)	-	(50)	-
Other payables	(80)	-	(2)	-
Net assets at date of acquisition	10,720	-	337	-
Minority interest	(1,663)	-	(52)	-
Groups' share of net assets	9,057	-	285	-
Negative goodwill – written off	(329)	-	(10)	-
Total consideration	8,728	-	275	-
Satisfied by cash	(8,728)	-	(275)	-
Net cash outflow arising on acquisition:				
Cash consideration	(8,728)	-	(275)	-
Bank balance and cash acquired	67	-	2	-
Net cash outflow on acquisition of subsidiaries	**(8,661)**	**-**	**(273)**	**-**

During 2002 the following subsidiaries were acquired:

(i) Yenisey River Shipping Company – 24% to 44%. On 1 October 2002, the Group acquired an additional 20% stake in the share capital of the Yenisey River Shipping Company for a cash consideration of RUR 537 million (indexed Roubles) (USD* 17 million) bringing its total share holding to 44%. The 44% represents 52% of the voting power of the company and therefore it has been consolidated as control exists. This transaction has been accounted for by the purchase method of accounting.

Yenisey River Shipping Company contributed RUR 9 million (USD* 0.2 million) of profit before tax for the period between the date of acquisition and the balance sheet date.

(ii) Gold Mining Company Polyus ("Polyus") – 100%. On 1 November 2002, the Group acquired 100% of the issued share capital of Polyus for cash consideration of RUR 7,397 million indexed Roubles (USD* 233 million). This transaction has been accounted for by the purchase method of accounting.

Polyus contributed RUR 971 million (USD* 30 million) of revenue and RUR 583 million (USD* 18 million) of profit before tax for the period between the date of acquisition and the balance sheet date.

(iii) Kraus-M – 60%. As at 31 December 2002, the Group acquired 60% of the issued share capital of Kraus-M for a cash consideration of RUR 795 million (USD*25 million). This transaction has been accounted for by the purchase method of accounting.

Kraus-M did not contribute any revenues or profits to the current year as the company was acquired on 31 December 2002.

(iv) Torpedo-Zil - 55%. On 31 December 2002, the Group acquired 55% of the issued share capital of Torpedo-Zil for cash consideration of RUR 13 thousand (indexed Roubles) (USD* 409). This transaction has been accounted for by the purchase method of accounting.

Torpedo-Zil did not contribute any revenues or profits to the current year as the company was acquired on 31 December 2002.

36. Related parties

The Company and its subsidiaries, in the ordinary course of business, enter into various sales, purchases and service transactions with its ultimate holding company, its fellow subsidiaries and associates. Material related party transactions not dealt with elsewhere in the financial statements were as follows:

	Sale of goods	Purchase of goods	Purchase of services
RUR Millions			
2002			
With ultimate holding company	50	1,924	1,986
With fellow subsidiaries and associates	-	-	-
	50	**1,924**	**1,986**
2001 (unaudited)			
With ultimate holding company	967	75	52
With fellow subsidiaries and associates	529	-	-
	1,496	**75**	**52**
USD Millions*			
2002			
With ultimate holding company	2	61	62
With fellow subsidiaries and associates	-	-	-
	2	**61**	**62**
2001 (unaudited)			
With ultimate holding company	30	2	2
With fellow subsidiaries and associates	16	-	-
	46	**2**	**2**

37. Commitments

(i) Capital commitments

The total capital expenditure of the Group for the year ending 31 December 2003 is estimated to be RUR 11,186 million (USD* 352 million), which includes the following:

	RUR Millions	USD* Millions
Mining	4,004	126
Enrichment	953	30
Metallurgy	4,576	144
Energy projects	604	19
Other capital expenditure	1,049	33
Total capital expenditure	**11,186**	**352**

(ii) Social commitments

The Group makes contributions to mandatory and voluntary social programs. The Group's social assets, as well as local social programs, benefit the community at large and are not normally restricted to the Group's employees. These costs are recorded in the year in which they are incurred (Refer to note 14).

Commitments will be funded from existing cash resources, future cash flows and borrowings.

Investments in related parties	Interest bearing loans and borrowings from related parties	Fiduciary loans and borrowings from related parties	Fiduciary investments/ cash deposits in related parties	Trade receivables owned by related parties	Trade payables owned to related parties
1,045	-	5,065	-	1,063	422
761	135	22	5,104	3,348	130
1,806	**135**	**5,087**	**5,104**	**4,411**	**552**
-	-	19,943	-	1,138	2
1,398	-	1,186	22,644	3,507	194
1,398	-	**21,129**	**22,644**	**4,645**	**196**
33	-	160	-	33	13
23	4	1	161	105	4
56	**4**	**161**	**161**	**138**	**17**
-	-	628	-	36	-
44	-	37	713	111	6
44	-	**665**	**713**	**147**	**6**

38. Contingencies

(i) Insurance

The insurance industry in the Russian Federation is in a developing state and many forms of insurance protection common in other parts of the world are not yet generally available. The Group does not have full coverage for its mining, processing and transportation facilities, business interruption, or third party liability in respect of property or environmental damage arising from accidents on Group property or relating to Group operations. Management understands that until the Group obtains adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group's operations and financial position.

(ii) Litigation

Dispute with the Federal Commission for Securities Market of Russia (FCSM). The Arbitration Court of the Moscow City is currently considering case No. A40-4006/01-35-60, which was initiated following FCSM's claim for a purchase and sale transaction to be recognized as null and void. Under this transaction MMC Norilsk Nickel purchased a 100% shareholding in OOO "Interros-Prom" in exchange for 37,900 shares in OAO "Norilskaya Gornaya Kompaniya". The next court session will take place on June 16, 2003.

Management of the Group believes the risk of the FCSM's claim being upheld is low.

Other litigation. Unresolved claims and litigation as at 31 December 2002 total RUR 464 million (USD* 15 million) (2001: RUR 123 million, USD* 4 million).

The remaining claims comprise a large number of small claims and litigation relating to sales and purchases of goods and services from suppliers. Management believes that these will be resolved without significant loss to the Group.

(iii) Taxation contingencies

The taxation system in the Russian Federation is at a relatively early stage of development and is characterized by numerous taxes and frequently changing legislation, which may be applied retroactively and is often unclear, contradictory, and subject to interpretation. Often, differing interpretations exist among numerous taxation authorities and jurisdictions. Taxes are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges. These facts may create tax risks in Russia substantially more significant than in other countries.

The Group has implemented tax planning and management strategies based on existing legislation. Management believes that it has adequately met and provided for tax liabilities based on its interpretation of such legislation. However, the relevant authorities may have differing interpretations and the effects could be significant.

(iv) Environmental matters

The Group believes it is currently in compliance with all existing Russian Federation environmental laws and regulations. However, Russian Federation environmental laws and regulations may change in the future. The Group is unable to predict the timing or extent to which those environmental laws and regulations may change. Such change, if it occurs, may require the Group to modernize technology to meet more stringent standards.

The Group is obliged in terms of its "use of mineral rights" agreements to rehabilitate the environment to a safe condition viable for economic use. Management is currently unable to reliably calculate the expected costs to restore the environment. As a result no provision for environmental rehabilitation has been raised.

39. Risk management activities

The Group is exposed to price risk, interest rate risk, liquidity risk and credit risk as a result of its normal business and operating activities. The Group has developed and implemented a series of risk management and evaluation procedures to facilitate the measurement and monitoring of these exposures.

In the ordinary course of business, the Group enters into derivative contracts related to exposures to certain of the market variables to which the Group is naturally exposed.

Controlling risk in the group. The Group has a centralized risk management department, based at its head office in Moscow, responsible for the centralized analysis of the amount of exposures and the impact of any risk reduction transactions that the Group enters into.

The risk management department performs analysis related to currency risk, commodity price risk, interest rate risk, liquidity risk and credit risk.

The treasury department is responsible for the centralized management of currency risk, interest rate risk and liquidity risk.

The marketing department, through the Group's trading subsidiaries Norimet, Norgem and Norplat Trading SA is responsible for entering into transactions related to the sale of and derivative transactions related to the metal products of the Group and this department is responsible for the management of commodity price risk.

Concentration of risk. The Group is not economically dependent on a limited number of customers for the sale of its products, because of the existence of liquid commodity markets for all of its products. Sales to the Group's top 20 customers are presented below:

2002	Number of customers	%	Turnover RUR Millions	Turnover USD* Millions	%
Largest customers	20	15	43,260	1,361	44
Remaining customers	116	85	55,058	1,733	56
Total	**136**	**100**	**98,318**	**3,094**	**100**
Top 10 customers	10	7	31,748	999	32
Largest customer	1	1	4,894	154	5
2001 (Unaudited)					
Largest customers	20	16	48,741	1,534	35
Remaining customers	104	84	90,519	2,848	65
Total	**124**	**100**	**139,260**	**4,382**	**100**
Top 10 customers	10	8	34,545	1,087	25
Largest customer	1	1	9,343	294	7

Price risk

Currency risk. Currency risk is the risk that the financial results of the Group will be impacted by changes in exchange rates to which the group is exposed.

The currency risks that the Group faces are grouped into two main categories:

(i) Transactions. Almost all of the Group's revenues are denominated in, or indexed to United States Dollars ("USD"), whereas the majority of the Groups direct operating expenses are denominated in Russian Roubles ("RUR").

(ii) Balances. The majority of the Group's borrowings are denominated in USD, whereas direct operating assets of the Group are denominated in RUR, accordingly, there is a level of structural currency risk inherent in the structure of the Group's balance sheet. The currency risk associated with this structural mismatch is largely offset by the fact that the Group's production is priced in USD.

The Group does not generally enter into foreign exchange options or forward contracts to set off its currency risk.

Commodity price risk. Commodity price risk is the risk that the fluctuations in the prices of commodities to which the Group is exposed will lead to a fluctuation of revenues. The financial results of the Group are exposed to the changes in the prices of its joint products, being Nickel, Copper, Palladium, Platinum and Gold. The remainder of the metals produced are considered to be by-products and are not taken into account in the analysis of commodity price risk.

The Group has entered into certain option contracts with its customers related to the physical delivery of a portion of its future productions. The outstanding option contracts entered into with customers for physical delivery at 31 December 2002 are as set out below:

Commodity option contracts	Volume ounces '000	Average price RUR/Ounce	Average price USD*/Ounce
Platinum call options sold	39	19,068	600
Platinum put options purchased	39	12,712	400
Palladium call options sold	130	14,301	450
Palladium put options purchased	130	7,150	225

The option contracts are spread evenly over a 13 month period, and the last contract matures in January 2004. There were no option contracts related to physical delivery of metal outstanding at 31 December 2001.

In addition to contracts related to physical delivery to customers, the group enters into derivative contracts related to contracts quoted on the London Metal Exchange ("LME"). These contracts are not hedges, based on the definitions set out in IAS 39. Refer to note 29, for further detailed descriptions of activities and outstanding contracts as at 31 December 2002 and 2001.

Another component of commodity price risk that is unique to the Group, as a result of their large share of the world market for certain commodities, is linked to their ability to sell their product into the market place. This is addressed in some form by entering into long term delivery contracts with certain off takers. These contracts are generally entered into at floating rates and provide some level of certainty that product produced will be taken up in the market place, without impacting global market prices.

Interest rate risk.

Interest rate risk exists when there is a mismatch between the frequency with which assets and liabilities reprice and is the risk that changes in interest rates will lead to fluctuations in the earnings of the Group. A level of inherent interest rate risk exists, as certain long term capital assets with an indeterminable reprice profile are funded using debt, generally denominated in a foreign currency. The Group does not enter into derivative contracts related to its interest rate exposures.

Liquidity risk

Liquidity risk is the risk that the Group will not have adequate funds available to settle all obligations when they fall due. The Group actively manages and monitors its liquidity position and makes use of a budgeting process to ensure that it plans to have adequate levels of liquid funds available to meet all of its funding requirements. A minimum cash balance is required to be maintained, in addition to the projected net cash flows.

The Group has committed facilities from international banks that may be used as a liquidity backstop, in the event that unplanned events occur that leads to large, unexpected cash flows. In the past, the Group has entered into commodity backed trade finance agreements to finance short-term liquidity requirements, using its physical production to secure debt received in order to reduce its funding cost.

As a liquidity back stop the Group maintains the following committed facilities:

Bank name	Amount of facility RUR Millions	Amount of facility USD* Millions
ING Belgium, Brussels, Geneva Branch (previously Banque Bruxelles Lambert)	2,384	75
Banque Cantonale Vaudoise (Lausanne)	1,589	50
West LB AG (London)	2,860	90
BNP Paribas Suisse (Geneva)	1,112	35
Natexis Banques Populaires (Paris)	1,112	35
Total	**9,057**	**285**

Credit risk

Credit risk is the risk that counterparties that owe the Group funds do not settle all amounts due from them when due. Sources of credit risk include placements of surplus cash (investing activity), metal leases, trade debtors and LME trading activity.

This risk is managed by the adoption of a credit limit setting process and by a risk management process that includes the ongoing monitoring of the position and quality of counterparties from whom the Group has amounts outstanding.

The Group does not generally require security or pledge of collateral from its trade debtors and management is of the opinion that the counterparties with whom they transact are of good credit standing and that no undue concentration of risk exists.

40. Reorganization of corporate structure

Prior to 1 January 2000, RAO "Norilsk Nickel" (NN) was the Group's parent company and its shares were traded on the Russian Trading System (RTS) and Moscow Interbank Currency Exchange (MICEX). NN's principal operating subsidiary at that time was OAO "Norilskaya Gornaya Kompaniya" (NGK) which changed its name on 21 February, 2001 to OAO "MMC "Norilsk Nickel" (MMC).

During 2000, the Group embarked upon a complex reorganization of its corporate structure, the objective of which was to replace NN with MMC as the entity whose shares are publicly held and traded. The reorganization was completed during 2002.

As a result of the reorganization, a more efficient financial, tax and corporate structure for the Group and its operations has been created by:

- making NN a wholly owned subsidiary of MMC and transferring the centre of the Group's market capitalization from NN to MMC, its principal operating company, and
- the addition of a wholly owned marketing and trading network for the Group's base metals' production through its acquisition of OOO "Interros-Prom" and its subsidiaries, including Norimet Limited.

Management believed it was appropriate to prepare consolidated annual financial statements of MMC for the year ended 31 December 2001, to reflect the completed Group restructuring, notwithstanding the reorganization framework was only concluded in 2002. This decision was based on the fact that the continuity of ownership of the Group had not been ultimately affected by the reorganisation. In preparing those financial statements those shareholders of NN who did not exercise the swap option were recorded as minority interests in the consolidated annual financial statements of MMC for the year ended 31 December 2001.

The steps involved in the reorganization were as follows:

(i) Exchange of 37.9% of the ordinary shares of MMC (formerly NGK) to gain control over Norimet Limited (United Kingdom). Based on a Board decision dated 11 February 2000 "NN" acquired 100% of the voting shares of OOO "Interros-Prom", on 20 April 2000, through the exchange of 37.9% of the ordinary shares of MMC (formerly NGK). Prior to this transaction NN owned 100% of MMC (formerly NGK), thereby reducing NN's holding in MMC (formerly NGK) to 62.1%.

OOO "Interros-Prom subsequently changed its name to OOO "Norilskinvest".

(ii) Issue of 70,645 ordinary shares of MMC (formerly NGK), in a closed subscription among the 37.9% MMC (formerly NGK) shareholders, who also owned NN shares. On 12 July 2000, at an Extraordinary General Meeting of shareholders of MMC (formerly NGK), the shareholders approved the issue of 70,645 new ordinary shares of MMC (formerly NGK), to be distributed in a closed subscription to the holders of the 37.9% MMC (formerly NGK) shares, in step (i) above.

The new shares were issued, placed and paid for, at the election of the subscribing shareholders, holding the NN shares. The share issue was completed on 14 August 2000 and the results of the share issue was registered by the Krasnoyarsk branch of the Russian Federal Securities Commission on 15 September 2000.

The 70,645, newly issued shares of MMC (formerly NGK), were paid for by exchanging them for 53,421,488 shares of NN. The proportion of the share exchange comprised 1.322 MMC (formerly NGK) shares for 1,000 NN shares. As a result of this share issue, the shareholding of NN in MMC (formerly NGK) further decreased to 36.4%, as NN did not participate in the share issue. MMC's (formerly NGK's) own shareholding in NN comprised 28.3% at the time.

(iii) Issue of 122,301,272 ordinary shares of MMC (formerly NGK), to shareholders of MMC (formerly NGK) in proportion to their existing shareholding in MMC (formerly NGK) for the purpose of reaching an exchange proportion of 1 ordinary MMC (formerly NGK) share for 1 ordinary NN share. On 21 September 2000 at an Extraordinary General Meeting of shareholders of MMC (formerly NGK), the shareholders approved an increase of MMC's (formerly NGK's) share capital to 260,000,000 ordinary shares, of 1 RUR each. These shares were issued on 1 January 2001.

In addition the meeting approved a distribution of 122,301,272 new ordinary shares of MMC (formerly NGK) to existing MMC (formerly NGK) shareholders, in proportion to their existing shareholding. The new shares were issued from NGK's retained earnings as of that date and the purpose of the share issue was to prepare the company for the fourth stage of the reorganization namely, the swap of MMC (formerly NGK) shares for NN shares in proportion of 1 MMC (formerly NGK) share for 1 NN share.

(iv) Issue of 135,113,137 ordinary shares of MMC (formerly NGK) distributed in a closed subscription as part of a Share Swap between MMC (formerly NGK) and NN shareholders and paid for with NN shares. NGK was renamed to MMC. On 21 February 2001 at an Extraordinary General Meeting of shareholders of MMC (formerly NGK) the shareholders approved the issue of 135,113,137 ordinary shares of MMC (formerly NGK) for purposes of exchanging them for all the remaining NN shares, not owned by MMC (formerly NGK) at that point in time, i.e. the "Swap Proposal". These shares were issued on 23 May 2001.

The meeting also approved the change of name of NGK to MMC.

The Swap Proposal was based on an exchange of 1 ordinary MMC share for 1 ordinary or preferred NN share, and was offered to all the remaining shareholders of NN, who at the time had not exercised their option yet. The Swap Proposal was only open for a limited period and expired on 21 August 2001.

Of the 135,113,137 ordinary shares of MMC available for the Swap Proposal, 130,195,492 shares had been issued at the time the offer to swap expired. On 15 September 2001, the Federal Securities Commission registered the placement of the newly issued MMC shares. The remaining balance of 4,917,645 MMC shares were not issued, and are no longer available under the Swap Proposal. After this share issue the issued share capital of MMC comprised 252,667,409 ordinary shares.

As a result of the reorganization NN became the registered owner of 44,569,170 ordinary shares in MMC, which shares were recorded as treasury shares in the annual financial statements of MMC for the year ended 31 December 2001.

(v) Additional share swap. Liquidation of NN's cross-holding of 44,569,170 ordinary shares in MMC and the cancellation of 38,761,525 ordinary shares in MMC. On 29 March 2002 at an Extraordinary General Meeting of shareholders of MMC, the shareholders approved a resolution to cancel 38,761,525 of 44,569,170 ordinary shares in MMC which NN acquired as a result of the re-organization. The remaining 5,807,645 shares were being made available for exchange in terms of a new Swap Proposal. This new Swap Proposal was again offered to NN shareholders, and the offer was open from 17 January 2002 to 17 July 2002. During this period shareholders of NN exchanged an additional 2,544,277 shares of NN for a similar number of shares in MMC.

At the end of the reorganization of the corporate structure 185,736,686 shares of NN have been exchanged for MMC shares, representing 98,3 % of the charter capital of MMC. The remaining 3,263,368 shares not swapped are recorded as treasury shares.

The shareholders in NN who had not exercised their option to swap (representing 1.73 % of NN's issued share capital) are recorded as minority interests in the annual financial statements of MMC. Upon completion of reorganization the issued share capital of MMC comprised of 213,905,884 ordinary shares.

The effect of the reorganization of the corporate structure was that MMC has replaced NN as the holding company of the Group.

41.Exchange rates - russian rouble

Year end rates:	
US Dollar	31.78
Euro	33.11
British pound	50.94
Japanese yen	0.27

Average rates for the year:	
US Dollar	31.34
Euro	29.63
British pound	47.11
Japanese yen	0.25

42. Events subsequent to the balance sheet date

Dividends declared

The Group has proposed a dividend totalling RUR 4,642 million of (RUR 21.7 per share) in respect of the year ended 31 December 2002. Of this amount RUR 71 million is payable to other group companies.

Acquisition of Stillwater Mining Company

On 20 November 2002 - MMC Norilsk Nickel and Stillwater Mining Company ("Stillwater") jointly announced, the signing of definitive agreements whereby the Norilsk Nickel Group will acquire a 51% majority ownership in Stillwater through the issuance of 45.5 million newly issued shares of Stillwater common stock in exchange for USD* 100 million cash and approximately 877 thousand ounces of palladium, valued at RUR 7,659 million (USD* 241 million) based on the 19 November 2002, London PM fix. Also, under the agreement Norilsk Nickel may, under certain circumstances, purchase an additional 10% of Stillwater's currently outstanding shares.

The total investment by Norilsk Nickel will be approximately RUR 10,837 million (USD* 341 million), which represents a value of RUR 238.35 (USD* 7.50) for each Stillwater share. Stillwater shares closed on 30 May 2003 on the New York Stock Exchange at RUR 136.01 (USD 4.28).

The completion of this transaction is dependent upon:

- approval by Russian Central Bank;
- a ruling of the Federal Trade Commission of the United States of America;
- approval by Stillwater's shareholders.

Structured pre-export finance facility for JSC MMC Norilsk Nickel

On 7 February 2003, the Board of Directors and a group of western banks signed a loan facility agreement for RUR 7,945 million (USD* 250 million). The syndicated loan was arranged by Citibank, ING Bank, and Societe Generale. Other syndicated lenders are BNP Paribas, CCF, Credit Lyonnais, Fortis, HSBC, KBC Bank, Moscow Narodny Bank, Natexis and WestLB. ZAO ING Bank (Eurasia) will be servicing settlements as the passport bank. The loan is a three-year pre-export finance facility. It is structured as a combination of a revolving credit line of RUR 3,178 million (USD* 100 million) and a term loan of RUR 4,767 million (USD* 150 million). The pricing of the first and second tranches is 3% and 3,25% p.a. over LIBOR, respectively.

Partial repayment of syndicated loan

In 2003 the Group repaid RUR 3,814 million (USD* 120 million) of the RUR 6,366 million (USD* 200 million) syndicated loan received from Credit Swiss First Boston International, ING Bank, Standard Bank London Limited and Natexis Banques Popularies (refer to note 20 and 25). 36,000 tonnes of nickel were released from the original 60,000 tonnes pledged and subsequently sold by the Group.

43. Investments in significant subsidiaries

RUR Millions	Country of Incorporation	Nature of business	Shares held '000 2002	2001 (Unaudited)
Holding company				
OJSC "MMC Norilsk Nickel"	Russia	**A**		
Significant subsidiaries				
RAO "Norilsk Nickel"	Russia	**C**	185,798	183,254
OAO "Taimyrgaz"	Russia	**E**	2,048	1,048
ZAO "Polyus"	Russia	**A**	-	-
OAO "Yenisey River Shipping Company"	Russia	**J**	181	-
OAO "PromEstate"	Russia	**L**	6	6
OAO "Normetimpex" (formerly ZAO "Interrosimpex")	Russia	**D**	5	5
OOO "Norilskinvest"	Russia	B	-	-
OAO "Kola MMC"	Russia	**A**	4,000	4,000
OAO "Olengorsky Mekhanichesky Zavod"	Russia	**G**	149	149
ZAO Alykel	Russia	**N**	-	-
OOO "Norilskiye Metally"	Russia	**D**	-	-
OAO "Institut Gypronickel"	Russia	**H**	23	23
OAO "Norilsky Kombinat"	Russia	**K**	14,673	14,673
OAO "Kombinat "Severonickel"	Russia	**K**	9,860	9,860
OAO "Gornometallurgichesky Kombinat "Pechenganickel"	Russia	**K**	1,236	1,236
OAO "Tuimsky zavod Cvetnykh Metallov	Russia	**F**	827	890
AKB "Monchebank" (formerly OOO "KB "Monchebank")	Russia	**I**	58,976	-
Norimet Ltd.	Great Britain	**C**	500	500
Norilsk Metal Trading SA	Switzerland	**C**	62	62
Norplat Trading SA	British Virgin	**C**	-	-
Norgem SA Belgium	Belgium	**C**	31	31
ZAO Kraus-M	Russia	**L**	6	-
ZAO "FK "Torpedo-ZIL"	Russia	**M**	550	-

Percentage held		Net asset position		Net loan account	
2002	2001 (Unaudited)	2002	2001 (Unaudited)	2002	2001 (Unaudited)
98.3%	96.6%	2,466	4,383	1,976	9,185
93.6%	92.6%	2,830	1,302	(850)	(438)
100.0%	-	4,140	-	-	-
43.9%	-	1,882	-	(99)	-
99.1%	99.1%	61	56	-	-
100.0%	100.0%	130	146	(85)	(201)
100.0%	100.0%	43	48	-	-
100.0%	100.0%	16,623	16,221	380	733
100.0%	100.0%	129	(41)	(82)	2
100.0%	-	(109)	-	(688)	-
100.0%	100.0%	17	-	(274)	(181)
100.0%	100.0%	215	200	84	64
98.1%	96.5%	51,074	49,896	22,759	19,749
98.3%	96.6%	2,049	2,114	811	1,173
98.3%	96.6%	2,827	2,665	1,084	1,668
92.9%	100.0%	52	56	(12)	(80)
62.6%	62.6%	160	169	-	9
100.0%	100.0%	130	146	(7,639)	(9,882)
100.0%	100.0%	66	79	33	(72)
100.0%	100.0%	331	214	(760)	(66)
51.0%	51.0%	51	36	(58)	(159)
60.0%	-	1,324	-	(725)	-
55.0%	-	(113)	-	-	-

USD Millions*	Country of Incorporation	Nature of business	Shares held '000 2002	Shares held '000 2001 (Unaudited)
Holding company				
OJSC "MMC Norilsk Nickel"	Russia	**A**		
Significant subsidiaries				
RAO "Norilsk Nickel"	Russia	**C**	185,798	183,254
OAO "Taimyrgaz"	Russia	**E**	2,048	1,048
ZAO "Polyus"	Russia	**A**	-	-
OAO "Yenisey River Shipping Company"	Russia	**J**	181	-
OAO "PromEstate"	Russia	**L**	6	6
OAO "Normetimpex" (formerly ZAO "Interrosimpex")	Russia	**D**	5	5
OOO "Norilskinvest"	Russia	**B**	-	-
OAO "Kola MMC"	Russia	**A**	4,000	4,000
OAO "Olengorsky Mekhanichesky Zavod"	Russia	**G**	149	149
ZAO Alykel	Russia	**N**	-	-
OOO "Norilskiye Metally"	Russia	**D**	-	-
OAO "Institut Gypronickel"	Russia	**H**	23	23
OAO "Norilsky Kombinat"	Russia	**K**	14,673	14,673
OAO "Kombinat "Severonickel"	Russia	**K**	9,860	9,860
OAO "Gornometallurgichesky Kombinat "Pechenganickel"	Russia	**K**	1,236	1,236
OAO "Tuimsky zavod Cvetnykh Metallov"	Russia	**F**	827	890
AKB "Monchebank" (formerly OOO "KB "Monchebank")	Russia	**I**	58,976	-
Norimet Ltd.	Great Britain	**C**	500	500
Norilsk Metal Trading SA	Switzerland	**C**	62	62
Norplat Trading SA	British Virgin	**C**	-	-
Norgem SA Belgium	Belgium	**C**	31	31
ZAO Kraus-M	Russia	**L**	6	-
ZAO "FK "Torpedo-ZIL"	Russia	**M**	550	-

Percentage held		Net asset position		Net loan account	
2002	2001 (Unaudited)	2002	2001 (Unaudited)	2002	2001 (Unaudited)
98.3%	96.6%	78	126	62	265
93.6%	92.6%	89	38	(27)	(13)
100.0%	-	130	-	-	-
43.9%	-	59	-	(3)	-
99.1%	99.1%	2	2	-	-
100.0%	100.0%	4	4	(3)	(6)
100.0%	100.0%	1	1	-	-
100.0%	100.0%	523	467	12	21
100.0%	100.0%	4	(1)	(3)	-
100.0%	-	(3)	-	(22)	-
100.0%	100.0%	1	-	(9)	(5)
100.0%	100.0%	7	6	3	2
98.1%	96.5%	1,607	1,438	716	569
98.3%	96.6%	64	61	26	34
98.3%	96.6%	89	77	34	48
92.9%	100.0%	2	2	-	(2)
62.6%	62.6%	5	5	-	-
100.0%	100.0%	4	4	(240)	(285)
100.0%	100.0%	2	2	1	(2)
100.0%	100.0%	10	6	(24)	(2)
51.0%	51.0%	2	1	(2)	(5)
60.0%	-	42	-	(23)	-
55.0%	-	(4)	-	-	-

Nature of business

A	Mining
B	Investment holding
C	Market agent
D	Marketing intermediary
E	Oil & Gas
F	Non ferrous metal production
G	Mechanics
H	Science
I	Banking
J	River ship operations
K	Leasing
L	Property holding
M	Sport club
N	Airport

The following companies were not consolidated in the Group's financial statements:

	Country of incorporation	Percentage held
OAO "Aviakompaniya "Taymyr"[1]	Russia	66,6%
OAO "Rosso"[1]	Russia	51.0%
ZAO "Interrosproduct"[2]	Russia	51.0%
ZAO IRSD[2]	Russia	100.0%
OOO "Torgoviy "Dom Forvater-95"[2]	Russia	56.0%
ZAO "Sam-holding"[2]	Russia	63.9%
ZAO "Pechengskiy molokozavod"[2]	Russia	90.0%
DKHO TKO Zapoljarje [2]	Russia	100.0%
ZAO "Sadko"[2]	Russia	100.0%
DKHO "Norilsktorg"[2]	Russia	100.0%

[1] Control is intended to be temporary because the subsidiaries are acquired and held exclusively with a view to their subsequent disposal in the near future. At year-end the investments in these subsidiaries were recognized as securities held-for-trading.

[2] The subsidiaries operate under severe long-term restrictions, which significantly impair their ability to transfer funds to the parent. All investments in these entities have been written of in full.